UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: _____

Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: March 19, 2018

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- exploration and production activities, including drilling;

- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

- activities relating to our lines of business, including the generation of electricity;

- projected and targeted capital expenditures and other costs, commitments and revenues;

- liquidity and sources of funding, including our ability to continue operating as a going concern;

- strategic alliances with other companies; and

- the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;

- effects on us from competition, including on our ability to hire and retain skilled personnel;

- limitations on our access to sources of financing on competitive terms;

- our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

- technical difficulties;

- significant developments in the global economy;

- significant economic or political developments in Mexico;

- developments affecting the energy sector; and

- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

The following represents an English translation of the audited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended December 31, 2017.

Quarterly Financial Information

[105000] Management commentary

Management commentary [text block]

In addition to this document, the Company is providing a report to publish its preliminary financial and operational results for the fourth quarter of 2017. The Company encourages the reader to analyze this document together with the information provided in said report and annexes in addition to the transcript of its conference call announcing its quarterly results. All comparisons are made against the same period of the previous year unless otherwise specified. This call took place on February 26, 2018. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

Information Summary

2017 was a stabilization year, both in terms of hydrocarbon prices, and in the strategies implemented within the company. In addition, PEMEX was able to seize and take advantage of the tools provided by the Energy Reform. In the fourth quarter of 2017:

-First onshore farm-outs: Ogarrio and Cárdenas-Mora

-Divestment of stake in Los Ramones II Norte pipeline for USD 260 million

-Installation of fractional tower at the coker in the Tula refinery

-First migration of an Exploration and Extraction Contract

-Largest onshore discovery of the last 15 years: Ixachi, with 3P reserves ≈ 366 MMboe

Main Results	2016	2017	Change %
Operative (Mbd)			
Crude Oil Production	2,154	1,948	(9.5)
Crude Oil Processing	933	767	(17.8)
Financial (MXN billion)			
Operating Income (loss)	424,350	107,118	(74.8)
Net Income (loss)	(191,144)	(333,354)	(74.4)
EBITDA	243,475	419,292	72.2

Disclosure of nature of business [text block]

Petróleos Mexicanos, its Productive State-owned Subsidiaries, its Affiliates, and its Subsidiary Entities (PEMEX), comprise the oil and gas Productive State-Owned Company of the United Mexican States. Petróleos Mexicanos is a Productive State-owned Company of the Federal Government of Mexico, with legal personality and equity, with technical, operational and managerial autonomy, as established on the Law of Petróleos Mexicanos.

Disclosure of management's objectives and its strategies for meeting those objectives [text block]

Petróleos Mexicanos is Mexico's oil and gas Productive State-owned Company, whose objective is to compete in an open market and maintain a leadership position in the energy sector, and to generate economic value in all of its business lines, from the exploration and extraction of hydrocarbons in Mexico and abroad, refining, industrial transformation, processing and commercialization of hydrocarbons and its derivatives

Disclosure of entity's most significant resources, risks and relationships [text block]

When evaluating the potential acquisition of securities from the Company, potential investors must consider all the information included in the Company's Annual Report, and specially, the risk factors hereby mentioned. These risks could significantly affect PEMEX's performance and profitability, but are not the only risks the Company faces. Risks described in this document are the ones PEMEX is currently aware of and that it considers relevant.

In addition, other risks may exist or emerge in the future, and influence the price of the Company's securities.

Risk Factors Related to PEMEX's Operations

Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect the company's income and cash flows and the amount of hydrocarbon reserves that PEMEX has the right to extract and sell.

International crude oil and natural gas prices are subject to global supply and demand and fluctuate due to many factors beyond PEMEX's control. These factors include competition within the oil and natural gas industry, the prices and availability of alternative sources of energy, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations or international laws, political and other events in major oil and natural gas producing and consuming nations and actions taken by oil exporting countries, trading activity in oil and natural gas and transactions in derivative financial instruments (which we refer to as DFIs) related to oil and gas.

When international crude oil, petroleum product and/or natural gas prices are low, we generally earn less revenue and, therefore, generate lower cash flows and earn less income before taxes and duties because our costs remain roughly constant. Conversely, when crude oil, petroleum product and natural gas prices are high, we earn more revenue and our income before taxes and duties increases.

Crude oil export prices, which had generally traded above U.S. $75.00 per barrel since October 2009 and traded above U.S. $100.00 per barrel as of July 30, 2014, began to fall in August 2014. After a gradual decline that resulted in per barrel prices falling to U.S. $91.16 at September 30, 2014, this decline sharply accelerated in October 2014 and prices fell to U.S. $53.27 per barrel at the end of 2014, with a weighted average price for the year of 2014 of U.S. $86.00 per barrel. During 2015, the weighted average Mexican crude oil export price was approximately U.S. $44.17 per barrel and fell to U.S. $26.54 per barrel by the end of December 2015. In 2016, the weighted average Mexican crude oil export price was approximately U.S. $35.63 per barrel, falling to U.S. $18.90 per barrel on January 20, 2016, the lowest in twelve years, before rebounding to U.S. $46.53 per barrel on December 28, 2016. This decline in crude oil prices had a direct effect on our results of operations and financial condition for the year ended December 31, 2016. During 2017, the average Mexican crude oil price was U.S. $46.73 per barrel. Future declines in international crude oil and natural gas prices will have a similar negative impact on our results of operations and financial condition. These fluctuations may also affect estimates of the amount of Mexico's hydrocarbon reserves that we have the right to extract and sell.

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks, blockades to its facilities, criminal acts and deliberate acts of terror.

PEMEX is subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather, accidents, etc.), equipment risks (relating to the adequacy and condition of the company's facilities and equipment) and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation). More specifically, its business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, oil spills, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. Criminal attempts to divert the company's crude oil, natural gas or refined products from PEMEX's pipeline network and facilities for illegal sale have resulted in explosions, property and environmental damage, injuries and loss of life, in addition to explosions in pipelines, refineries, plants, drilling wells and other facilities, that are exposed to the inherent risk derived from exploration and extraction of crude oil and hydrocarbons.

PEMEX's facilities are also subject to the risk of sabotage, terrorism, blockades and cyber-attacks. Widespread demonstrations, including blockades, as a result of the Mexican Government's recent increase in fuel prices, have prevented the Company from accessing certain of its refined products supply terminals and caused critical gasoline shortages at retail service stations in at least three Mexican states. The occurrence of these incidents related to the production, processing and transportation of oil and gas products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean-up and repair expenses, equipment damage and damage to PEMEX's facilities.

Although the Company has established an information security program, which includes cybersecurity systems and procedures to protect its information technology, and have not yet suffered a cyber-attack, if the integrity of its information technology were ever compromised due to a cyber-attack, or due to the negligence or misconduct of its employees, its business operations could be disrupted and its proprietary information could be lost or stolen.

As a result of these risks, PEMEX could face, among other things, regulatory action, legal liability, damage to its reputation, a significant reduction in revenues, an increase in costs, a shutdown of operations, or loss of its investments in affected areas.

The Company purchases comprehensive insurance policies covering most of these risks; however, these policies may not cover all liabilities, and insurance may not be available for some of the consequential risks. There can be no assurance that accidents, sabotage or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of its losses or that it may not be found directly liable in connection with claims arising from accidents or other similar events.

Developments in the oil and gas industry and other factors may result in substantial write downs of the carrying amount of certain of PEMEX's assets, which could adversely affect the company's operating results and financial condition.

PEMEX evaluates on an annual basis, or more frequently where the circumstances require, the carrying amount of its assets for possible impairment. The company's impairment tests are performed by a comparison of the carrying amount of an individual asset or a cash generating unit with its recoverable amount. Whenever the recoverable amount of an individual asset or cash generating unit is less than its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Changes in the economic, regulatory, business or political environment in Mexico or other markets where we operate, such as the gradual liberalization of fuel prices pursuant to energy reform and the significant decline in international crude oil and gas prices, among other factors, may result in the recognition of impairment charges in certain of our assets. Due to the decline in oil prices, we have performed impairment tests of its non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2015, PEMEX recognized an impairment charge of Ps. 477,945 million. As of December 31, 2016, PEMEX recognized a net reversal of impairment in the amount of Ps. 331,314 million. As of December 31,2017, PEMEX recognized an impairment charge of Ps. 156,286 million.

Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting its operating results and financial condition.

PEMEX has a substantial amount of indebtedness and other liabilities and are exposed to liquidity constraints, which could make it difficult for the company to obtain financing on favorable terms, could adversely affect PEMEX's financial condition, results of operations and ability to repay its debt and, ultimately, its ability to operate as a going concern.

PEMEX has a substantial amount of debt, which it has incurred primarily to finance the capital expenditures needed to carry out its capital investment projects. Due to the company's heavy tax burden, its cash flow from operations in recent years has not been sufficient to fund its capital expenditures and other expenses and, accordingly, its debt has significantly increased and its working capital has decreased. The sharp decline in oil prices that began in late 2014 has had a negative impact on the company's ability to generate positive cash flows, which, together with its continued heavy tax burden, has further exacerbated its ability to fund its capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop its hydrocarbon reserves and amortize scheduled debt maturities, PEMEX will need to raise significant amounts of financing from a broad range of funding sources.

As of December 31, 2017, the company's total indebtedness, including accrued interest, amounted to approximately U.S. $103.0 billion in nominal terms. As of December 31, 2016, the company's total indebtedness, including accrued interest, was approximately U.S. $96.0 billion, in nominal terms, which represents an 10.6% increase (a 28.1% increase in peso terms) compared to its total indebtedness, including accrued interest, of approximately U.S. $87.8 billion (Ps. 1,493.4 billion) as of December 31, 2015. As of December 31, 2015, PEMEX's total indebtedness, including accrued interest, was approximately U.S. $86.8 billion, in nominal terms, which represents an 11.7% increase compared to its total indebtedness, including accrued interest, of approximately U.S. $ 77.7 billion (Ps. 1,143.3 billion) as of December 31, 2014. 23.2% of the company's existing debt as of December 31, 2016, or U.S. $23.1 billion, is scheduled to mature in the next three years. As of December 31, 2017, and 2016, PEMEX had negative working capital of U.S. $1.3 billion and U.S. $3.4 billion, respectively. The company's level of debt may increase further in the short or medium term and may have an adverse effect on the company's financial condition, results of operations and liquidity position. To service its debt and to raise funds for its capital expenditures, PEMEX has relied and may continue to rely on a combination of cash flows provided by operations, divestment of non-strategic assets drawdowns under its available credit facilities and the incurrence of additional indebtedness.

Certain rating agencies have expressed concerns regarding: (1) PEMEX's heavy tax burden; (2) the total amount of PEMEX's debt; (3) the significant increase in the company's indebtedness over the last several years; (4) its negative free cash flow during 2016, primarily resulting from its significant capital investment projects and the declining price of oil; (5) natural decline in certain fields and a lower quality of crude oil; (6) its substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to U.S. $1,220.4 billion (U.S. $59.1 billion) as of December 31, 2016, and (7) the resilience of our operating expenses notwithstanding the sharp decline in oil prices that began in late 2014.

On January 29, 2016, Standard & Poor's announced the downgrade of our stand-alone credit profile from "BB+" to "BB," and affirmed its global foreign currency rating of "BBB+." On March 31, 2016, Moody's Investors Service announced the revision of our global foreign currency and local currency credit ratings from "Baa1" to "Baa3" and changed the outlook for its credit ratings to negative. On December 9, 2016, Fitch Ratings affirmed PEMEX's global credit rating of "BBB+" and revised the outlook from stable to negative. Likewise, on July 18, 2017, S&P changed Mexico's long-term credit rating outlook from negative to stable, which directly impacted PEMEX and its subsidiaries in the same way. On August 3, 2017, Fitch Ratings affirmed PEMEX's foreign currency and local currency credit rating of BBB+, and modified its outlook to stable from negative, in line with the change in Mexico's sovereign debt's credit rating outlook.

Any further lowering of PEMEX's credit ratings may have adverse consequences on its ability to access the financial markets and/or its cost of financing. If PEMEX were unable to obtain greater financing on favorable terms, this could hamper its ability to (1) obtain further financing and (2) invest in projects financed through debt and impair its ability to meet its principal and interest payment obligations with the company's creditors. As a result, PEMEX may be exposed to liquidity constraints and may not be able to service its debt or make the capital expenditures required to maintain its current production levels, and increase, the proved hydrocarbon reserves assigned to it by the Mexican Government, which may adversely affect its financial condition and results of operations. PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to it by the Mexican Government. Reductions in the company's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit its ability to make capital investments.

If such constraints occur at a time when the company's cash flow from operations is less than the resources necessary to fund its capital expenditures or to meet its debt service obligations, in order to provide additional liquidity to its operations, the company could be forced to further reduce its planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to obtain funds. A reduction in the company's capital expenditure program could adversely affect its financial condition and results of operations. Additionally, such measures may not be sufficient to permit the company to meet its obligations.

PEMEX's audited 2016 consolidated financial statements have been prepared under the assumption that the company will continue as a going concern. However, the company's independent auditors stated in its Report of Independent Registered Public Accounting Firm for 2015, that there is substantial doubt about its ability to continue as a going concern as a result of the company's recurring losses from operations and its negative working capital and negative equity. PEMEX's consolidated financial statements as of December 31, 2016 do not include any adjustments that might result from the outcome of that uncertainty. If the actions that PEMEX is taking to improve its financial condition, which are described in detail in Note 2 to PEMEX's unaudited consolidated interim financial statements, it may not be able to continue operating as a going concern.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Its failure to comply with these laws could result in penalties, which could harm the company's reputation and have an adverse effect on its business, results of operations and financial condition.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Although it maintains policies and processes intended to comply with these laws, including the review of its internal control over financial reporting, it is subject to the risk that its employees, contractors or any person doing business with it may engage in fraudulent activity, corruption or bribery, circumvent or override its internal controls and procedures or misappropriate or manipulate its assets for their personal or business advantage to its detriment. PEMEX has in place a number of systems for identifying, monitoring and mitigating these risks, but its systems may not be effective and PEMEX cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by its officers or employees.

If it fails to comply with any applicable anti-corruption, anti-bribery or anti-money laundering laws, PEMEX and its officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on the company's business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Mexico or other jurisdictions could result in an inability to prepare its consolidated financial statements in a timely manner. This could adversely impact PEMEX's reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in the industry, which, in turn, could have adverse effects on the company's business, results of operations and financial condition.

PEMEX's compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.

A wide range of general and industry specific Mexican federal and state environmental laws and regulations apply to the company's operations; these laws and regulations are often difficult and costly to comply with and carry substantial penalties for non-compliance. This regulatory burden increases the company's costs because it requires PEMEX to make significant capital expenditures and limits the company's ability to extract hydrocarbons, resulting in lower revenues. However, growing international concern over greenhouse gas emissions and climate change could result in new laws and regulations that could adversely affect PEMEX's results of operations and financial condition. International agreements, including the recent Paris Agreement approved by the Mexican Government, contemplate coordinated efforts to combat climate change. The company may become subject to market changes, including carbon taxes, efficiency standards, cap and trade and emission allowances and credits. These measures could increase PEMEX's operating and maintenance costs, increase the price of its hydrocarbon products and possibly shift consumer demand to lower carbon sources.

Risk Factors Related to Mexico

Economic conditions and government policies in Mexico and elsewhere may have a material impact on PEMEX's operations.

Deterioration in Mexico's economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect PEMEX's business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting the company's ability to obtain new financing and service its debt. Additionally, the Mexican Government announced budget cuts in November 2015, February 2016 and September 2016, in response to the recent decline in international crude oil prices, and it may cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, PEMEX's business, financial condition, operating results and prospects.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation (especially regarding the Mexican peso – U.S. dollar exchange rate) and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect PEMEX's business and ability to service its debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico's trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, PEMEX's financial condition and the company's ability to service its debt.

Changes in Mexico's exchange control laws may hamper PEMEX's ability to service its foreign currency debt.

The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into other currencies. However, PEMEX cannot provide assurances that the Mexican Government will maintain its current policies with regard to the peso. In the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. Mexican Government policies preventing PEMEX from exchanging pesos into U.S. dollars could hamper the company's ability to service its foreign currency obligations, including PEMEX's debt, the majority of which is denominated in currencies other than pesos.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX's operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, PEMEX's operations. On December 1, 2012, Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI), formally assumed office for a six year term as the President of Mexico. As of the date of this document, no political party holds a simple majority in either house of the Mexican Congress.

Presidential and federal congressional elections in Mexico will be held in July 2018. The Mexican presidential election will result in a change in administration, as presidential reelection is not permitted in Mexico. As a result, we cannot predict whether changes in Mexican governmental policy will result from the change in administration. Political events in Mexico could adversely affect economic conditions and/or the oil and gas industry and, by extension, our results of operations and financial position.

Mexico has experienced a period of increasing criminal activity, which could affect PEMEX's operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that PEMEX produces. In response, the Mexican Government has implemented various security measures and has strengthened its military and police forces, and PEMEX has also established various strategic measures aimed at decreasing incidents of theft and other criminal activity directed at PEMEX's facilities and products. Despite these efforts, criminal activity continues to exist in Mexico, some of which may target PEMEX's facilities and products. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on PEMEX's financial condition and results of operations.

Economic and political developments in the United States may adversely affect PEMEX.

Changes in economic, political and regulatory conditions in the United States or in U.S. laws and policies governing foreign trade and foreign relations could create uncertainty in the international markets and could have a negative impact on the Mexican economy. Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the high degree of economic activity between the two countries generally, including the trade facilitated by the North American Free Trade Agreement ("NAFTA"). In addition, political developments in the United States, including changes in the administration and governmental policies, can also have an impact on the exchange rate between the U.S. dollar and the Mexican peso, economic conditions in Mexico and the global capital markets.

Following the U.S. elections in November 2016 and the change in the U.S. administration, there is uncertainty regarding future U.S. policies with respect to matters of importance to Mexico and its economy. In particular, the U.S. administration has raised the possibility of re-negotiating, or withdrawing from, NAFTA and taking actions related to trade, tariffs, immigration and taxation that could affect Mexico.

Since 2003, exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff rate under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products have also been free or exempt from tariffs. During 2016, PEMEX's export sales to the United States amounted to Ps. 138.2 billion, representing 12.8% of total sales and 35.0% of export sales for the year. Any increase of import tariffs could make it economically unsustainable for U.S. companies to import PEMEX's petrochemical, crude oil and petroleum products if they are unable to transfer those additional costs onto consumers, which would increase its expenses and decrease PEMEX's revenues, even if domestic and international prices for its products remain constant. Higher tariffs on products that PEMEX exports to the United States could also require it to renegotiate its contracts or lose business resulting in a material adverse impact on its business and results of operations.

Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation, or even termination, of NAFTA and/or other U.S. government policies that may be adopted by the U.S. administration may adversely affect economic conditions in Mexico. These developments could in turn have an adverse effect on PEMEX's financial condition, results of operations and ability to repay its debt.

Risk Factors Related to PEMEX's Relationship with the Mexican Government

The Mexican Government controls PEMEX and it could limit the company's ability to satisfy its external debt obligations or could reorganize or transfer PEMEX or PEMEX's assets.

PEMEX is controlled by the Mexican Government and its annual budget may be adjusted by the Mexican Government in certain respects. Pursuant to the Petróleos Mexicanos Law, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company on October 7, 2014. The Petróleos Mexicanos Law establishes a special regime governing, among other things, PEMEX's budget, debt levels, administrative liabilities, acquisitions, leases, services and public works. This special regime provides Petróleos Mexicanos with additional technical and managerial autonomy and, subject to certain restrictions, with additional autonomy with respect to PEMEX's budget. Notwithstanding this increased autonomy, the Mexican Government still controls the company and has the power to adjust PEMEX's financial balance goal, which represents its targeted net cash flow for the fiscal year based on the company's projected revenues and expenses, and its annual wage and salary expenditures, subject to the approval of the Cámara de Diputados (Chamber of Deputies).

These adjustments to PEMEX's annual budget mentioned above may compromise its ability to develop the reserves assigned to PEMEX by the Mexican Government and to successfully compete with other oil and gas companies that enter the Mexican energy sector. In addition, the Mexican Government's control over PEMEX could adversely affect the company's ability to make payments under any securities issued by Petróleos Mexicanos. Although Petróleos Mexicanos is wholly owned by the Mexican Government, its financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government.

The Mexican Government's agreements with international creditors may affect PEMEX's external debt obligations. In certain past debt restructurings of the Mexican Government, Petróleos Mexicanos' external indebtedness was treated on the same terms as the debt of the Mexican Government and other public sector entities, and it may be treated on similar terms in any future debt restructuring. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

The Mexican Government has the power, if the Mexican Constitution and federal law were further amended, to further reorganize PEMEX's corporate structure, including a transfer of all or a portion of PEMEX's assets to an entity not controlled, directly or indirectly, by the Mexican Government.

PEMEX pays significant special taxes and duties to the Mexican Government, which may limit its capacity to expand its investment program or negatively impact its financial condition generally.

PEMEX is required to make significant payments to the Mexican Government, including in the form of taxes and duties, which may limit PEMEX's ability to make capital investments. In 2017, approximately 27.6% of the company's sales revenues were used for payments to the Mexican Government in the form of taxes and duties, which constituted a substantial portion of the Mexican Government's revenues.

The Secondary Legislation includes changes to the fiscal regime applicable to PEMEX, particularly with respect to the exploration and extraction activities that it carries out in Mexico. Beginning in 2016, PEMEX has the obligation, subject to the conditions set forth in the Petróleos Mexicanos Law, to pay a state dividend.

PEMEX was not required to pay a state dividend in 2016 and will not be required to pay a state dividend in 2017. Although the fiscal regime applicable to PEMEX is designed to reduce the Mexican Government's reliance on payments made by the company, PEMEX cannot provide assurances that it will not be required to continue to pay a large proportion of its sales revenue to the Mexican Government. As of the date of this report, PEMEX is assessing the impact that these changes may have on the company. In addition, the Mexican Government may change the applicable rules in the future.

The Mexican Government has historically imposed price controls in the domestic market on PEMEX's products.

The Mexican Government has from time to time imposed price controls on the sales of natural gas, liquefied petroleum gas, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products.

As a result of these price controls, PEMEX has not been able to pass on all of the increases in the prices of its product purchases to PEMEX's customers in the domestic market when the peso depreciates in relation to the U.S. dollar. A depreciation of the peso increases PEMEX's cost of imported oil and oil products, without a corresponding increase in PEMEX's revenues unless the company is able to increase the price at which it sells products in Mexico.

In accordance with the *Ley de Ingresos de la Federación para el Ejerecicio Fiscal de 2017* (2017 Federal Revenue Law), the Mexican Government will gradually remove price controls on gasoline and diesel over the course of 2017 and 2018 as part of the liberalization of fuel prices in Mexico. On December 27, 2016, the Ministry of Finance and Public Credit announced maximum gasoline and diesel prices to be applied in each of the regions of Mexico where prices are not determined based on market conditions.

PEMEX does not control the Mexican Government's domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect PEMEX's results of operations

The Mexican nation, not PEMEX, owns the hydrocarbon reserves located in Mexico and PEMEX's right to continue to extract these reserves is subject to the approval of the Ministry of Energy.

The Mexican Constitution provides that the Mexican nation, not PEMEX, owns all petroleum and other hydrocarbon reserves located in Mexico.

Article 27 of the Mexican Constitution provides that the Mexican Government will carry out exploration and production activities through agreements with third parties and through assignments to and agreements with us. The Secondary Legislation allows PEMEX and other oil and gas companies to explore and extract the petroleum and other hydrocarbon reserves located in Mexico, subject to assignment of rights by the Ministry of Energy and entry into agreements pursuant to a competitive bidding process.

Crude oil and natural gas reserves are essential to an oil and gas company's sustained production and generation of income, and PEMEX's ability to generate income would be materially and adversely affected if the Mexican Government were to restrict or prevent the company from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to PEMEX or if it were unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Mexico. PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to it by the Mexican Government. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit PEMEX's ability to make capital investments.

Information on Mexico's hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions.

The information on oil, gas and other reserves is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserves estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. Downward revisions in PEMEX's reserve estimates could lead to lower future production, which could have an adverse effect on the company's results of operations and financial condition. Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect PEMEX's income and cash flows and the amount of hydrocarbon reserves that the company has the right to extract and sell. PEMEX revises annually its estimates of hydrocarbon reserves that it is entitled to extract and sell, which may result in material revisions to these estimates. PEMEX's ability to maintain its long-term growth objectives for oil production depends on the company's ability to successfully develop its reserves, and failure to do so could prevent it from achieving its long-term goals for growth in production.

PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to the company by the Mexican Government. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit its ability to make capital investments.

Because the company's ability to maintain, as well as increase, its oil production levels is highly dependent upon the company's ability to successfully develop existing hydrocarbon reserves and, in the long term, upon its ability to obtain the right to develop additional reserves, PEMEX continually invests capital to enhance its hydrocarbon recovery ratio and improve the reliability and productivity of its infrastructure.

During 2016, Mexico´s total proved reserves had a net increase of 40 million barrels of oil equivalent after accounting for discoveries, extensions, revisions, and delimitations. This amount, however, was less than production in 2016. Accordingly, total proved reserves decreased by 11.1%, from 9,632 million barrels of crude oil equivalent as of December 31, 2015 to 8,562.8 million barrels of crude oil as of December 31, 2016. PEMEX's crude oil production decreased by 1.0% from 2012 to 2013, by 3.7% from 2013 to 2014 and by 6.7% from 2014 to 2015 and by 5.0% from 2015 to 2016 primarily as a result of the decline of the Cantarell, Tsimín-Xux, Antonio J. Bermúdez, Chuc and Crudo Ligero projects.

The recent Energy Reform in Mexico outlined a process, commonly referred to as Round Zero, for the determination of PEMEX's initial allocation of rights to continue to carry out exploration and production activities in Mexico. On August 13, 2014, the Ministry of Energy granted PEMEX the right to continue to explore and develop areas that together contain 95.9% of Mexico's estimated proved reserves of crude oil and natural gas. The development of the reserves that were assigned to PEMEX pursuant to Round Zero, particularly the reserves in the deep waters of the Gulf of Mexico and in shale oil and gas fields in the Burgos basin, will demand significant capital investments and will pose significant operational challenges. PEMEX's right to develop the reserves assigned to it through Round Zero is conditioned on the company's ability to develop such reserves in accordance with its development plans, which were based on its technical, financial and operational capabilities at the time. The company cannot provide assurances that it will have or will be able to obtain, in the time frame that it expects, sufficient resources or the technical capacity necessary to explore and extract the reserves that the Mexican Government assigned to it as part of Round Zero, or that it may grant to PEMEX in the future. The decline in oil prices has forced PEMEX to make adjustments to its budget, including a significant reduction of its capital expenditures. Unless it is able to increase its capital expenditures, it may not be able to develop the reserves assigned to it in accordance with its development plans. PEMEX would lose the right to continue to extract these reserves if it fails to develop them in accordance with its development plans, which could adversely affect its operating results and financial condition. In addition, increased competition in the oil and gas sector in Mexico may increase the costs of obtaining additional acreage in bidding rounds for the rights to new reserves.

PEMEX's ability to make capital expenditures is limited by the substantial taxes and duties that it pays to the Mexican Government, the ability of the Mexican Government to adjust certain aspects of the company's annual budget, cyclical decreases in its revenues primarily related to lower oil prices and any constraints on its liquidity. The availability of financing may limit the company's ability to make capital investments that are necessary to maintain current production levels and increase the proved hydrocarbon reserves that it is entitled to extract. Nevertheless, the recent Energy Reform has provided PEMEX with opportunities to enter into strategic alliances and partnerships, which may reduce its capital commitments and allow it to participate in projects for which the company is more competitive. However, no assurance can be provided that these strategic alliances and partnerships will be successful or reduce PEMEX's capital commitments.

Increased competition in the energy sector due to the new legal framework in Mexico could adversely affect PEMEX's business and financial performance.

The Mexican Constitution and the Ley de Hidrocarburos (Hydrocarbons Law) allows other oil and gas companies, in addition to PEMEX, to carry out certain activities related to the energy sector in Mexico, including exploration and extraction activities, as well as the import and sale of gasoline. As of the date of this report, the Mexican Government has entered into production sharing contracts with other oil and gas companies following the competitive bidding processes held in July and September 2015 for shallow water blocks and in December 2015 for exploratory blocks and discovered fields in onshore areas. Additional competitive bidding processes will take place in the future. As a result, PEMEX faces competition for the right to explore and develop new oil and gas reserves in Mexico and to import and sell gasoline. PEMEX will also likely face competition in connection with certain refining, transportation and processing activities. In addition, increased competition could make it difficult for PEMEX to hire and retain skilled personnel. If PEMEX is unable to compete successfully with other oil and gas companies in the energy sector in Mexico, its results of operations and financial condition may be adversely affected.

Un-confiscation of PEMEX´s fixed assets

Under the Petróleos Mexicanos Law, the Company cannot be subject to a bankruptcy proceeding until its assets have not been disincorporated of the public domain regime by PEMEX's Board of Directors.

Risk factors related to the Certificados Bursátiles

Secondary Market for the Certificados Bursátiles

Currently, Certificados Bursátiles (peso-denominated publicly traded notes) present low operation levels in the secondary market and the Company cannot provide assurances that there will be a sustained development of said market. These notes have been registered in the *Registro Nacional de Valores* (Mexican National Securities Registry, RNV) and are traded in the Bolsa Mexicana de Valores (Mexican Stock Exchange). Notwithstanding, the Company cannot provide assurances that there will be an active market to trade these Certificados Bursátiles, or that they will be traded at par or above its initial offering. The previous could limit the holders' capacity to sell them at the price, moment and amount that they may wish to. Therefore, potential investors must be prepared to assume the risk in investing in Certificados Bursátiles until their maturity.

To promote liquidity to Certificados Bursátiles, in November 2013, the Company established a Market-Makers Program for its peso-denominated Certificados Bursátiles at fixed and floating rates, and for the Certificados Bursátiles in the form of Global Depositary Notes. This program is directed to financial institutions under applicable laws and with regard to the operating rules set forth by the Company in its website.

All of the Company's long-term Certificados Bursátiles are registered in the RNV, and the Company has no other type of securities in said Registry.

The Company considers it has fulfilled its obligations as a securities issuer, and it has met the payment of principal and interests derived from the issuance of its notes.

The Company considers it has fulfilled in a timely and orderly manner, with the reports registered with the SEC and every requirement from said authority. The Company files with the SEC its Annual Report in the 20-F Form. Additionally, the Company provides information regarding relevant events and quarterly reports (current quarter as compared to same quarter of the previous year) to foreign investors that it files with Mexican regulators BMV and CNBV, through the filing of Forms 6-K with the SEC.

The Company considers it has delivered in a timely and orderly manner, for the last three years, the reports that Mexican and foreign legislation require it to do, regarding periodic information and relevant events.

Use of Proceeds

The total amount of resources obtained from the Company's issuance of Certificados Bursátiles have entered the Company's treasury and have been allocated regarding its investment program and its Subsidiary Entities.

Public Domain Documents

Any public information that the Company has delivered to national and foreign securities regulators under the Ley del Mercado de Valores (Securities Market Law) and other applicable normativity can be accessed at the Company's website, www.pemex.com and be obtained as per request of any investor through a written request to the Company, located at Avenida Marina Nacional No. 329, Torre Ejecutiva, Piso 38, Colonia Verónica Anzures, C.P. 11311, Ciudad de México, México, Telephone No.: +52 (55)1944-9700, E-mail: ri@pemex.com, to the Investor Relations Office.

Disclosure of results of operations and prospects [text block]

EXPLORATION AND PRODUCTION 4Q17

Crude Oil Production
During the fourth quarter of 2017, crude oil production averaged 1,881 Mbd, a 189 Mbd decrease as compared to the same period of 2016.

The quarterly variation is explained by:
- a 12.9% or 95 Mbd decrease in the production of light crude oil, primarily due to a natural decline in production at the Chuc, Kuil, Chuhuk and Ixtal fields of the Abkatún-Pol-Chuc business unit, as well as Artesa. Guaricho, Puerto Ceiba, Ayacote, Shishito and Rabasa of the South Blocks Production Assets;
- a 4.4% or 48 Mbd decrease in the production of heavy crude oil, mainly explained by a natural decline in production and increase in the fractional water flow of wells in highly fractured deposits at the Cantarell business unit. However, without Cantarell, heavy crude oil production has remained stable due to Ku-Maloob-Zaap's production platform.
- A 19% or 46 Mbd decrease in extra-light crude oil production, due to the natural decline in the production of fields, as well as an increase in the fractional water flow of wells at the Samaria-Luna, Bellota-Jujo and Litoral de Tabasco business units

Natural Gas Production
Natural gas production averaged 4,031 million cubic feet per day (MMcfd), a 12.0% decrease as compared to the fourth quarter of 2016, mainly explained by:

- a 12.3% decrease in associated gas production, primarily due to the natural decline of fields and an increase in the fractional water flow of wells at the Abkatún-Pol-Chuc, Litoral de Tabasco, Bellota-Jujo, Samaria-Luna, and Macuspana-Muspac business units; and
- an 11.0% decrease in non-associated gas production, mainly due to a natural decline in production at the Veracruz and Burgos business units of the Northern region.

Gas Flaring

PEMEX is committed to environmental protection and sustainable development. As part of a Special Climate Change Program (PECC, for its acronym in Spanish) -Mexico's climate change mitigation program and public policy- PEMEX develops actions such as greenhouse gas emissions reduction projects, through an efficient use of energy, operational efficiency, gas flaring reduction and gas use.

During the fourth quarter of 2017, gas flaring decreased by 52.0%, mainly explained by works carried out at marine regions to increase gas use.

Infrastructure

During the quarter, the average number of operating wells totaled 7,845, a 6.1% decrease as compared to the same period of 2016. This was a result of lower activity due to the strategy aimed at increasing economic value, and due to the natural decline of some fields. The highest activity in crude oil and associated gas producing wells is focused on Aceite Terciario del Golfo and Poza Rica – Altamira business units, at the Northern Region. On the other hand, non-associated gas producing wells are concentrated on the Burgos business unit.

Completion of wells decreased by 4, primarily due to a decrease in the completion of development wells. This was caused by budget adjustment measures. In contrast, 5 exploration wells were completed during 4Q17, one less as compared to 2016. With these tools, the company carried out exploration activities in 5 wells; one shallow waters well; two in deep waters; and two onshore wells.

Seismic Information

No additional 2D or 3D seismic data was acquired during the fourth quarter of 2017.

Discoveries

As a result of exploratory activities carried out during the fourth quarter of 2017, the following discoveries were made:
- Ixachi-1 onshore well at the Veracruz Basin, revealed positive results in the production of condensates and gas; and
- Terra-2Dl, at the Southeast basins, revealed positive results in the production of crude oil.

It is worth mentioning that after a discovery is made, the estimated resources need to be certified through a process that considers:

- Internal record of discovered hydrocarbon resources;
- Evaluation of the fields' potential (through external firms); and
- Request for an audit conducted by the National Hydrocarbons Commission.

Exploration & Production 2017

Crude Oil Production

During 2017, and for the second consecutive year, crude oil production was met and exceeded the production goal established at the beginning of the year of 1,944 Mbd. Crude oil production averaged 1,948 Mbd. As compared to 2016, production decreased by 205 Mbd, or 9.5%, primarily due to:

- a 96 Mbd decline in production of light crude oil, primarily as a result of a natural decline in production of fields located in the Litoral de Tabasco and Abkatún-Pol-Chuc and Cantarell business units. The previous was partially offset by a 15% increase in production at the Xanab field of the Litoral de Tabasco business unit of Southwestern Marine region, which increased to an average production of 160 Mbd in 2017 from 139 Mbd in 2016.

- a decrease in production of extra-light crude oil by 55 Mbd, primarily due to the natural decline in production and an increase in the fractional water flow of wells of fields in the Bellota-Jujo, Samaria-Luna and Macuspana-Muspac projects of the South region, and at the Litoral de Tabasco business unit of the Soutwestern Marine region; and

- a decrease in production of heavy crude oil, due to the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit in the Northeastern Marine region.

Natural Gas

During 2017, natural gas production decreased by 13.6% to 4,205 MMcfd, primarily due to:

- a decrease in non-associated gas production during the year caused by a natural decline in production at the Burgos and Veracruz business units of the North region; and

- a reduction in associated gas production, mainly due to the natural decline in production of crude oil and the well management with high oil & gas relation in Akal field of the Cantarell business unit. As well as by a natural decline and an increase in the fractional water flow of wells of fields located in the Abkatún-Pol-Chuc, Macuspana-Muspac and Litoral de Tabasco business units.

Gas Flaring

During 2017, gas flaring decreased by 296 MMcfd or 57.8%, primarily because of works carried out at marine regions to increase gas use. As a result, the natural gas use as a percentage of production reached 95.7%.

Operational Infrastructure

During 2017, the average number of operating wells decreased by 8.5% to 8,008, as compared to 2016.

The completion of wells decreased by 47.0%, from 149 to 79 wells, mainly due to a decrease in the completion of development wells. In addition, development wells decreased by 57%, from 128 to 55.

Discoveries

During 2017, PEMEX increased its exploration potential in deep waters with the successful drilling of Nobilis-101 and Exploratus-2DL, both oil and gas producers. At the same time, the company increased condensates and gas resources with the discovery of onshore field Ixachi. This event ratifies the production potential at the Veracruz Basin. In addition, the following discoveries were made during the year:

- Valeriana-1 onshore well at the Comalcalco project revealed gas and condensates producer. Octli-1 and Xikin-1DL wells, at the Uchukil project, and Hok1, at the Chalabil project, revealed oil and gas producers in shallow waters. The Cahua-1 well in shallow waters discovered condensates and gas production potential, this well is part of Uchukil project;

- PEMEX will capture its competitive and operative advantages in the shallow waters exploration. In particular, the wells Jaatsul-1DL and Suuk-1A, revealed positive results in oil and gas production. These wells are part of the Litoral de Tabasco business unit, which is the second largest PEMEX's asset. In addition, Chocol-1 well was drilled in an onshore field and revealed oil and gas production potential.

Altogether, these discoveries will have an initial oil and condensates production of around 48 Mbd and 103 MMcfd gas production.

Other Information Related to E&P Activities

PEMEX, Petrofac and CNH signed the first Exploration and Extraction Contract
On December 18, 2017, PEMEX, British company Petrofac and the CNH signed an Exploration and Extraction Contract for onshore fields Santuario and El Golpe, located in Tabasco. These entitlements were developed under the Integral Exploration and Production Contract (CIEP, for its acronym in Spanish) structure since 2011. Santuario and El Golpe assignments hold 3P reserves of 135.5 MMbpce and currently produce 6 Mbd. The expected investment total USD 1,590 million, which will increase maximum production to approximately 31 Mbpced in 2027.

Round 2.4 Results
On January 31, 2018, Petróleos Mexicanos successfully participated in the Fourth Tender of Round 2 organized by the CNH. PEMEX obtained four blocks in deep waters of the Gulf of Mexico, two in consortium and two as an individual company.

Pemex Exploration and Production (PEP) and Shell in a consortium won Block 2 at the Perdido Area. In addition, the consortium formed by Chevron, INPEX and PEP, won Block 22 at the Salinas Basin province. Finally, PEP individually won Block 5 at Perdido and Block 18 at the Cordilleras Mexicanas province.

	Block			
	2. Perdido Area	**5. Perdido Area**	**18. Cordilleras Mexicanas**	**22. Salina Basin**
Bidder	Shell Exploración y Extracción de México and Pemex Exploración y Producción.	Pemex Exploración y Producción	Pemex Exploración y Producción	Chevron Energía de México, Pemex Exploración y Producción, and INPEX E&P México
Additional Royalty	15%	6.20%	7.10%	18.40%
Committed Investment (USD million)	61	61	59.5	64.3
Total expected investment (USD million)	6,131.90	6,131.90	3,318.10	4,747.80
Total State participation in the utilities	65.40%	52.80%	52.80%	64.70%
Hydrocarbon type	Light crude oil	Light crude oil	Wet and dry gas	Heavy crude oil
Maximum daily production (Mboe)	130	130	183	88

INDUSTRIAL TRANSFORMATION 4Q17

Crude Oil Processing

During the fourth quarter of 2017, total crude oil processing averaged 574 Mbd, a 26.9% decrease as compared to the same period of 2016. The observed reduction in the National Refining System (Sistema Nacional de Refinación, SNR by its Spanish acronym) was mainly a result of the following factors:

- comprehensive maintenance programs implemented at the Madero refinery, since August 23, 2017 and at the Minatitlán refinery since October 2017. Maintenance programs are carried out in accordance with the strategy to reach optimal processing levels and increase the production of high-yield refined products.

- non-schedule shutdowns at the Salina Cruz refinery caused first by the effects of the tropical storm Calvin and afterwards by the September earthquakes. Operations were normalized in November of 2017.

On the other hand, Salamanca and Tula refineries crude oil process increased by 73 Mbd and 34 Mbd, respectively, as compared to the same quarter of 2016. Crude oil processing increase is explained by the strengthened operative discipline and maintenance of critical equipment.

Primary distillation capacity decreased by 13.6 percentage points, mainly due to the effects on the Salina Cruz, Madero and Minatitlán refineries previously described. In contrast, Salamanca and Tula's primary distillation capacity were above average

Production of Petroleum Products

Lower crude oil processing during the fourth quarter decreased petroleum products output to 567 Mbd, which represents a 235 Mbd decrease as compared to the same period of 2016.

The observed reduction of oil products output is a direct consequence of the non-scheduled shutdowns at the Salina Cruz refinery due to natural phenomena, combined with maintenance works at the Madero and Minatitlán refineries

Variable Refining Margin

During the fourth quarter of 2017, the SNR recorded a positive variable refining margin of USD 7.08 per barrel, a USD 2.07 per barrel increase, as compared to the same quarter of 2016. This increase is explained by two factors: (i) higher prices of refined products as a result of Texas and Louisiana's refineries' shutdowns; and (ii) inventories revaluation.

PEMEX Gas Stations

As of December 31, 2017, Pemex Franchise gas service stations totaled 11,586, this is a 2.4% reduction as compared to 2016. Out of 2017's figure, 11,540 are privately owned and are operated as a franchise; whereas the remaining 46 belong to Pemex Industrial Transformation. On the other hand, 454 gas stations use different trademarks, since the market is open to competition. Nevertheless, gasolines and diesel are supplied by Pemex TRI.

Natural Gas Processing and Production

Natural gas processing decreased by 15.3%, as compared to the fourth quarter of 2016, primarily due to the decreased supply of sour wet gas from the Mesozoic, as well as a reduction in the supply of sweet wet gas from the Burgos basin. As a result, dry gas production in plants totaled 2,412 MMcfd, a 426 MMcfd decrease as compared to the same period of 2016. Natural gas liquids production decreased by 16.7%, to 247 Mbd.

Condensates processing decreased by 29.6% as compared to the same period of 2016, primarily due to a decline in the supply of sour condensates from the Mesozoic and sweet condensates from Burgos.

Petrochemicals Production

During the fourth quarter, petrochemical products output totaled 602 thousand tons (Mt), this is a 312 Mt decrease, as compared to the same period of 2016, primarily due to the following factors:

- a 198 Mt reduction in the aromatics and derivatives due to the maintenance of the aromatics train, of the Cangrejera facility, from October 25, to December 29, 2017;

- a 31 Mt reduction in sulfur production, mainly explained by the output decrease at the Cactus Gas Processing Complex because of limited availability of sour wet gas; and

- a propylene production decrease of 18 Mt mainly due to lower crude oil processing at the Salina Cruz and Madero refineries.

Industrial Transformation 2017

Crude Oil Processing

During 2017, total crude oil processing totaled 768 Mbd, a 17.8% decrease as compared to 2016, primarily due to non-scheduled shutdowns at the Salina Cruz refinery caused by the natural phenomenon and the general maintenance program implemented at the Madero and Minatitlán refineries. Consequently, PEMEX's usage of its primary distillation capacity decreased by 11.1 percentage points, as compared to 2016, to 47.1% of its total capacity.

Production of Petroleum Products

During 2017, total petroleum products output decreased by 187 Mbd to 776 Mbd, as compared to 2016, as a result of lower crude oil processing. In contrast, the Cadereyta and Tula refineries increased their petroleum products output as compared to 2016.

Variable Refining Margin

By the end of 2017, the NRS recorded a variable refining margin of USD 5.43 per barrel, an increase by USD 0.95 per barrel, as compared to 2016. This is broadly a result of the recovery of refined prices in the international market.

Natural Gas Processing and Production

During 2017, natural gas processing decreased to 3,237 MMcfpd, this is a 11.8% reduction as compared to 2016. The reason is the limited supply of sour wet gas from both the offshore and South regions, as well as less supply of sweet wet gas from the Burgos basin. Therefore, dry gas production declined to 2,663 MMcfd, this represents a 384 MMcfd output decrease, while natural gas liquids production decreased by 27 Mbd, as compared to the same period of 2016.

Condensates processing decreased averaged 32.4 Mbd, or an 8.7 Mbd reduction with respect of 2016 data, primarily due to a decrease in the delivery of sour condensates from Mesozoic, marine regions, and sweet condensates from Burgos.

Petrochemicals Production

During 2017, production of petrochemical products totaled 3,275 Mt, this represents a 845 Mt decrease as compared to 2016. This decline is primarily explained by:

- a 181 Mt decrease in the aromatics and derivatives output, as a result of the maintenance in the reformation plant (CCR) and the general maintenance of the aromatics train;
- a 122 Mt decline in sulfur production, explained by the output reduction in Madero and Salina Cruz refineries due to less crude oil processed; another factor is the reduced production in the gas processor complex of Cactus due to less availability of sour wet gas;
- a 26 Mt decline in the methane derivatives chain, mainly explained by a decreased output of ammonia and methanol in response to operating problems and a reduction in the supply of natural gas during the first half of the year; and
- propylene production reduced by 109 Mt with respect of 2016 output, whereas raw material used to produce carbon black decreased by 23 Mt, mostly explained by less crude oil process and operational problems in the catalytic plants of Madero refinery.

Other Information Related to Industrial Transformation Activities

Installation of the fractional tower in Tula refinery
On November 3, 2017, PEMEX installed the fractional tower of the coking plant at the Tula refinery. This is part of the reconfiguration project to increase gasolines, diesel and jet fuel production. The development of the project requires an investment of approximately USD 4,600 million. The Tula modernization project will increase distillates' yields from 65% to 85%.

The project has two stages: the first includes the construction and the initiation process in the Delayed Coking Plant and the necessary facilities for its operation, it is expected to conclude in 2020. The second stage consists of new facilities, the modernization of existing facilities and their integration. This phase is expected to end in 2022.

PEMEX's New Franchise Model
On November 15, 2017, Petróleos Mexicanos launched its new Pemex Franchise model with an innovative business structure that includes new commercial schemes and new products. The goal is to improve customer satisfaction and improve PEMEX trademark in Mexico's new competitive environment. Three commercial structures are available: Pemex Franchise, sublicense with or without PEMEX brand products. In addition, two new options for wholesale distribution are available: independent unbranded wholesaler and associated distributor of gasoline and diesel PEMEX brand. Moreover, this new model includes loyalty programs for customers, training and marketing programs for franchisees, and new additives to increase the quality of the products.

PEMEX opens it first gas station with new franchise concept
On December 18, 2017, the first model of the Pemex's Franchise was opened to the public at Naucalpan, in the State of Mexico. The gas station is operated by SAIGSA (a private gas operator). This station shows the new franchise image for the first time; service experience is totally focused on customer satisfaction. With this new franchise model, PEMEX intends to measure the impact of the change and carry out any necessary adjustments with other franchisees to offer to its clients a warm, innovative and differentiated experience, guaranteed honesty, service and quality.

Pemex Logistics' Open Season Announcement: Stages 1.2 and 2.1

On January 4, 2018, Pemex Logistics announced its next stage of the Open Season bidding process. The objective is to auction available distribution and storage capacity in the North Border System following the guidelines authorized by the CRE. The transport by pipelines is for gasolines and diesel.

Phase 1.2 will auction the available capacity of the storage terminals in Nuevo Laredo, Monclova and Sabinas and Satélite-Monclova and Monclova-Sabinas of the Pipeline 10" Satélite - Monclova – Sabinas (Alternate Pipeline). The auction results will be revealed on March 14, 2018.

Phase 2.1 is for the available transportation and storage capacity of the Pacific System Topolobampo Zone. Petroleum products transportation considers the following tracks: Topolobampo-Guamúchil-Culiacán. Petroleum products' storage includes the next terminals: Mazatlán, Tepic, Topolobampo, Culiacán, La Paz and Guamúchil. The capacity assignment will be announced on April 20, 2018.

For more information, please visit Pemex Logistics' webpage:
http://www.pemex.com/nuestro-negocio/logistica/temporadasabiertas/Paginas/default.aspx

Industrial Safety 4Q17

Frequency Index

As of December 31, 2017, frequency index recorded 0.26 injuries per million man-hours worked (MMhh), a 2.0% decrease as compared to the same period of 2016.

Severity Index

During the fourth quarter of 2017, the severity index was 20 days lost per MMhh, a 2.3% decrease as compared to the same period of 2016.

Environmental Protection 4Q17

Sulfur Oxide Emissions

During the fourth quarter of 2017, sulfur oxide emissions decreased by 19% as compared to the same quarter of 2016, primarily due to the decrease of acid gas emissions to burners at the Minatitlán and Salina Cruz refineries.

Water Reuse

During the fourth quarter of 2017, water reuse increased by 12.8% as compared to the same period of 2016, mainly due to treated urban waste water used at the Francisco I. Madero refinery.

Industrial Safety 2017

Frequency Index

During 2017, frequency index recorded 0.34 injuries per million man-hours worked (MMhh), a 5.3% decrease as compared to the same period of 2016.

Severity Index

During the year, severity index was 22 days lost per MMhh, a 7.6% decrease as compared to the same period of 2016.

Improved performance and results regarding industrial safety during 2017 can be explained by the execution of the following activities:

- weekly technical support initiative, for the effective execution of the PEMEX's SSPA System for critical work centers;
- compliance with the twelve ZERO Tolerance guidelines of our SSPA System;
- verification and advice in the implementation of the eight critical standards of Process Safety;
- follow-up to the execution of the "Binomio" by functional areas of the SSPA of the Productive Subsidiary Companies; and
- the reinforcement of the Individual Development Plans and Accelerated Transfer of Knowledge to critical personnel of the SSPA System.

Environmental Protection 2017

Sulfur Oxide Emissions

In 2017, sulfur oxide emissions recorded in Industrial Safety and Environmental Protection System (SISPA) decreased by 27.5% as compared to 2016, primarily due to the decrease of acid gas emissions to burners at the Minatitlán and Salina Cruz refineries.

Water Reuse

In 2017, water reuse increased by 38.6% as compared to 2016, primarily as a result of the use of treated urban waste water at the Francisco I. Madero refinery.

Financial position, liquidity and capital resources [text block]

QUARTERLY FINANCIAL RESULTS 4Q17

Total Sales
During the fourth quarter of 2017, total sales increased by 23.9%, as compared to the same period of 2016, mainly as a result of:
- a 29.7% increase in export sales, mainly due to the recovery in international crude oil prices from U.S.$41.02 per barrel in 4Q16 to U.S.$52.28 per barrel in 4Q17. The volume of crude oil exports increased by 11.7% and the volume of exported petroleum products decreased by 28.1%; and
- a 19.2% increase in domestic sales, mainly gasolines and diesel, as a consequence of international prices' recovery, notwithstanding 3.0% and 11.0% decreases in domestic sales' volume of gasolines and diesel, respectively.

The increase in domestic sales also presents an important effect due to the new pricing scheme, implemented in 2017. This scheme modifies the calculation formula of maximum prices of gasolines and diesel and recognizes logistics and distribution costs, in addition to the effect of the Mexican peso against the U.S. dollar exchange rate. In addition, as of December 1, 2017, sale prices of gasoline and diesel are fully liberalized throughout the country.

Gross & Operating Income

Cost of sales increased by 731.0%, primarily as a result of:

- a Ps. 119.8 billion impairment of fixed assets, as compared to a Ps.232.3 billion reversal of asset impairment in 4Q16.This item is considered virtual, and mostly does not imply cash outflows; and
- a 28.0% or Ps.33.2 billion increase in purchases for resale, primarily of gasolines and diesel, to satisfy the local demand of petroleum products. The price-effect of this increase was 45%, and the volume-effect was 55%.

Partially offset by:

- a 19.7% decrease in depreciation and amortization, primarily as a result of the write-off of some Pemex Exploration and Production assets.

If the asset impairment is isolated, cost of sales increased by 6.7% as a result of the previously described purchases for resale increase.

Consequently, gross loss totaled Ps.19.4 billion.

Transportation and distribution expenses decreased by 11.9%, in line with the discipline and cost-efficiency policy, and administrative expenses increased by 1.7% mainly due to the recognition of the cost associated to recent retirements

Taxes and Duties

During the fourth quarter of 2017, total taxes and duties amounted to Ps.98.8 billion, a 124.6% increase as compared to the same period of 2016, mainly as a result of a Ps.51.0 billion credit in the income tax during 4Q16.
Profit Sharing duty -the most important duty for the company- decreased by 3.4% mainly due to the reduction in crude oil production.

Net Income (Loss)

During the fourth quarter of 2017, PEMEX recorded a Ps.352.3 billion net loss, as compared to a Ps.73.6 billion net income in 4Q16. This result was mainly due to the following:
- a Ps.151.1 billion foreign exchange loss due to the depreciation of the Mexican peso against the U.S. dollar in the period. As of September 30, 2017, the exchange rate was Ps.18.1979 per U.S. dollar, compared to Ps.19.7354 per U.S. dollar at the end of this quarter. This variation is considered "virtual" and mostly did not represent cash disbursements; and
- a 35.4% increase in financial cost, mainly as a result of higher indebtedness as of December 31, 2017.

Partially offset by the 3.4% decrease in Profit Sharing Duty previously described.

Comprehensive Income (Loss)

A Ps.330.1 billion comprehensive income was recorded, mainly as a result of a 88.4% decrease in actuarial income due to employee benefits caused by variations in the discount rate and assets yield of the benefits plan.

ANNUAL FINANCIAL RESULTS 2017

Total Sales

In 2017, total sales increased by 30.1%, as compared to 2016, mainly as a result of:

- a 30.9% increase in domestic sales, mainly gasolines and diesel, as a consequence of international prices' recovery, notwithstanding 3.1% and 5.6% decreases in domestic sales of gasolines and diesel, respectively; and
- a 28.7% increase in export sales, mainly due to the recovery in international crude oil prices from U.S.$35.65 per barrel in 2016 to U.S.$46.73 per barrel in 2017. The volume of crude oil exports decreased by 1.7% and the volume of exported petroleum products decreased by 17.5%.

The increase in domestic sales also presents an important effect due to the new pricing scheme, implemented in 2017. This scheme modifies the calculation formula of maximum prices of gasolines and diesel and recognizes logistics and distribution costs, in addition to the effect of the Mexican peso against the U.S. dollar exchange rate. In addition, as of December 1, 2017, sale prices of gasoline and diesel are fully liberalized throughout the country.

Gross & Operating Income

Cost of sales increased by 115.9%, primarily as a result of:

- a Ps.156.3 billion impairment of fixed assets, as compared to a Ps.331.3 billion reversal of asset impairment in 2016. This item is considered virtual, and mostly does not imply cash outflows; and
- a 35.3% or Ps.131.2 billion increase in purchases for resale, primarily of gasolines and diesel, to satisfy the local demand of petroleum products. The price-effect of this increase was 28%, while the volume-effect was 71% and the exchange rate effect was 1%.

Consequently, gross income totaled Ps.246.9 billion, a 54.6% decrease as compared to 2016.

Transportation and distribution expenses decreased by 13.2% in line with the discipline and cost-efficiency policy, and administrative expenses increased by 5.9% mainly due to the recognition of the cost associated to recent retirements.

Taxes and Duties

In 2017, total taxes and duties amounted to Ps. 387.9 billion, a 46.6% increase as compared to 2016, mainly as a result of a Ps. 40.3 billion credit in the income tax during 2016.
Profit Sharing duty -the most important duty for the company- increased by 23.3% mainly due to international oil price recovery despite the decrease in crude oil production.

On August 18, 2017, the Ministry of Finance published a decree to grant fiscal benefits for assignments that are not profitable after taxes under the current tax scheme. This measure (i) increases capital expenditure tax deductions; (ii) acknowledges technical and financial challenges in mature fields; and (iii) establishes that the benefit can be applied to a maximum of 150,000 barrels per day.

This decree generated a Ps.7.8 billion positive impact in taxes and duties during 2017.

Evolution of Net Income (Loss)

In 2017, PEMEX recorded a Ps.333.4 billion net loss, as compared to a Ps.191.1 billion net loss in 2016. This result was mainly due to the following:

- the previously mentioned Ps.123.3 billion increase in Profit Sharing Duty; and
- a 19.0% increase in financial cost, mainly as a result of higher indebtedness and depreciation of the Mexican peso against the U.S. dollar as of December 31, 2017.

Net loss for the period was partially offset by a Ps.39.3 billion increase in Profit by financial derivatives due to the U.S. dollar depreciation against other currencies in which the company holds debt but that are hedged to the US dollar by several instruments.

Comprehensive Income (Loss)

A Ps.320.6 billion comprehensive income was recorded, mainly as a result of a 88.4% decrease in actuarial income due to employee benefits caused by variations in the discount rate and assets yield of the benefits plan.

FINANCIAL INFORMATION AS OF DECEMBER 31, 2017

Working Capital

As of December 31, 2017, the company's negative working capital amounted to Ps.25.5 billion, as compared to a negative working capital of Ps.70.8 billion at the end of 2016. This result was mainly caused by:

- an 25.1% increase in notes receivable, mainly due to hydrocarbons' price recovery;
- a Ps.25.3 billion increase in income due to financial derivatives, as a result of the increase in cross-currency swaps due to the U.S. dollar depreciation against other currencies that PEMEX hedges, as well as the increase in income due to oil and currency hedging;
- a 36.2% increase in inventories, mainly due to hydrocarbons' price recovery and a greater number of products in transit;
- a Ps.19.0 decrease in short-term financial debt as a result of the amortization of capital and interest and the appreciation of the Mexican peso against the U.S. dollar between 2016 and 2017's year ends;
- a 42.5% decrease in liabilities due to derivative financial instruments, mainly due to the maturity and expiration of some cross-currency swaps and the implementation of crude oil hedging; and
- a Ps.12.9 billion decrease in suppliers' liabilities as a result of the partial payment of existing obligations.

Debt
Total financial debt increased by 2.8% as compared to
2016, mainly due to higher indebtedness as of December 31, 2017.

As of December 31, 2017, the Mexican peso – U.S. dollar exchange rate was Ps.19.7867 per U.S. dollar, resulting in a total financial debt of Ps.2,037.9 billion, or U.S.$103.0 billion.

Approximately, 87% of Petróleos Mexicanos' financial debt is denominated in currencies different to the Mexican peso, mainly in U.S. dollars, and for registration purposes is converted into pesos at the exchange rate at the end of the period.

As of December 30, 2017, Petróleos Mexicanos and PMI carried out financing activities for Ps.704.7 billion, or U.S.$35.6 billion. Total debt payments amounted to Ps.640.0 billion, or U.S.$32.3 billion. PEMEX's financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Investment Activities

As of December 31, 2017, PEMEX spent Ps. 191.1 billion (U.S.$10.1 billion) on investment activities, which represents 93.4% of the total investment budget of Ps.204.6 billion that was programmed for the year. PEMEX continuously reviews its expenditures portfolio in accordance with its current and future business plans and upcoming opportunities, and adjusts capital and operational needs throughout the year. For 2017, these investments were allocated as follows:

	Authorized Investment (Ps. billion)	Investment Expenditures As of December 31, 2017 (Ps. billion)
Exploration and Production·	168.4	162.6
Industrial Transformation	21.4	18.6
Logistics	4.4	4.9
Drilling and Services	2.7	2.5
Corporate	5.4	1.6
Ethylene	1.8	0.6
Fertilizers	0.4	0.3

* Ps. 27.6 billion were allocated to exploration activities.

Note: These figures include non-capitalizable maintenance.

In 2017, there were several budgetary approved by the Board of Directors to reallocate resources from capital expenditures to operating expenditures. By Agreement CA-052/2017, the Board established a budget adjustment totaling Ps. 11,691 million. Particularly, adjustments 9A and 10A established Ps.6,524 million in cash reductions, consisting of Ps. 5,605 million to operating expenditures and Ps.920 million to capital expenditures. In addition, adjustment 10A also considered a Ps. 2,257 million reallocation from operating expenditures to capital expenditures.

Most operating expenditures were allocated in auxiliary services, travel expenses, insurance and general expenses paid to third parties.

FINANCING ACTIVITIES 4Q17

Capital Markets
- On February 14, 2017, Petróleos Mexicanos issued EUR 4.25 billion in three tranches:

oEUR 1.75 billion at 2.500% due in 2021;
oEUR 1.25 billion at 3.750% due in 2024; and
oEUR 1.25 billion at 4.875% due in 2028.

- On November 16, 2017, PEMEX issued GBP 450 million at 3.750% due in 2025.

Liability Management
- On July, 18, 2017, PEMEX issued U.S.$5.0 billion in two tranches:
oU.S.$2.5 billion bond reopening at 6.5% due in 2027; and
oU.S.$2.5 billion bond reopening at 6.75% due in 2047.

Part of this issuance was used to repurchase bonds totaling U.S.$1,739 million due in 2018 and 2019, to improve the amortization profile and increase the average debt maturity.

Bank Loans
- On April 6, 2017, PEMEX subscribed a simple credit contract for U.S.$132.0 million at 5.25% due in 2024.

- On May 15, 2017, PEMEX subscribed a simple credit contract for U.S.$400.0 million, at floating rate plus 165 basis points due in 2020.

- On December 18, 2017, PEMEX subscribed a bilateral credit line for U.S.$200 million, at LIBOR (6 months) plus 1.65%, due in three years.

- On December 12, 2017, PEMEX subscribed a bilateral credit line with Export Development Canada for U.S.$300 million, at LIBOR (6 months) plus 1.75%, due in 2022.

Syndicated Revolving Credit Lines
On July 17, 2017, PEMEX subscribed a syndicated revolving credit line for U.S.$1.95 billion due in 2020.

As of December 31,2017, PEMEX held five syndicated revolving credit lines for liquidity management in the amounts of U.S.$6.7 billion and Ps. 23.5 billion, of which U.S.$1.3 billion were disbursed.

Financing Activities 2017

Capital Markets and Liability Management
On February 12, 2018, PEMEX issued U.S.$4.0 billion in two tranches:
- U.S.$2.5 billion at 5.35% due in 2028; and
- U.S.$1.5 billion at 6.35% due in 2048.

Part of the proceeds from this transaction were used for a liability management operation to improve the amortization profile and increase the average debt maturity:

(i)repurchase of bonds totaling U.S.$1.8 billion due in 2019 and 2020; and
(ii)exchange of bonds due 2044 and 2046 for the new bond due in 30 years, totaling 1.8 billion.

Syndicated Revolving Credit Lines
As of February 26, 2018, PEMEX holds five syndicated revolving credit lines for liquidity management in the amounts of U.S.$6.7 billion and Ps.23.5 billion, of which U.S.$900 billion and Ps.10.0 billion were disbursed.

OTHER RELEVANT INFORMATION

Appointments

On November 27, 2017, President Enrique Peña Nieto appointed Carlos Alberto Treviño Medina as new General Director of Petróleos Mexicanos, effective immediately.

On December 13, 2017, PEMEX's Board of Directors appointed Marco Antonio Murillo Soberanis as new Corporate Director of Administration and Services, effective immediately.

On February 23, 2018, PEMEX's Board of Directors appointed David Ruelas Rodríguez as Corporate Director of Finance. During the same session the Board also appointed Armando David Palacios Hernández as General Director of Pemex Logistics and José Salvador de la Mora Real as Head of the Institutional Internal Control Unit.

Awards

On January 26, 2018, PEMEX was recognized by prestigious international publications for its outstanding performance in the financial markets and for the strategy devised by the company to promote the optimal management of its financing structure, as well as the prudent management of its finances.

Renowned specialized magazine on capital market intelligence International Financing Review (IFR), awarded Pemex the acknowledgement for the best bonus in Latin America for issuing EUR 4.25 billion in February 2017, due to the issuance opportunity and resulting financial conditions obtained.

Bonds & Loans distinguished Petróleos Mexicanos with the award for "The Nearly Sovereign Debt Transaction of the Year" for the operation of 5.5 billion dollars performed by the company in December 2016. This acknowledgement was awarded following an exhaustive selection of case studies, with the expert opinion of various market specialists.

PEMEX also won "Corporate Issuer of the Year" award by LatinFinance magazine, a source specialized in Latin American and Caribbean economy and financial markets.

Key indicators

Indicator Group			Change	
	4Q16	4Q17	%	Amount
Mexican Mix (U.S. $/b)	41.02	52.28	27.5%	11.27
Regular gasoline in the USCGM (U.S. $¢/gal)	145.23	170.27	17.2%	25.04
LPG price by Decree ($/kilo)	8.52	12.57	47.5%	4.05
International reference LPG ($/kilo)	5.83	9.44	62.0%	3.61
Natural gas (Henry Hub) (U.S. $/MMBtu)	3.02	2.98	(1.3)%	(0.04)
Ps. per U.S. $	20.6640	19.7867	(4.2)%	(0.88)

Indicator Group			Change	
	2016	2017	%	Amount
Mexican Mix (U.S. $/b)	35.65	46.73	31.1%	11.08
Regular gasoline in the USCGM (U.S. $¢/gal)	133.22	160.26	20.3%	27.04
LPG price by Decree ($/kilo)	7.25	10.42	43.7%	3.17
International reference LPG ($/kilo)	4.69	7.48	59.6%	2.80
Natural gas (Henry Hub) (U.S. $/MMBtu)	2.49	2.99	19.9%	0.50
Ps. per U.S. $	20.6640	19.7867	(4.2)%	(0.88)

Indicator Group	Indicators	
	4Q16	4Q17
Net Income (Loss) / Total Sales	0.23	(0.88)
Income before Taxes and Duties / Total Sales	0.36	(0.63)
Taxes and Duties / Total Sales	0.14	0.25
Net Income (Loss) / Equity	(0.06)	0.23
Income before Taxes and Duties / Total Assets	0.05	(0.12)
Net Income (Loss) / Total Assets	0.03	(0.17)

Indicator Group	Indicators	
	2016	2017
Net Income (Loss) / Total Sales	(0.18)	(0.24)
Income before Taxes and Duties / Total Sales	0.07	0.04
Taxes and Duties / Total Sales	0.25	0.28
Net Income (Loss) / Equity	0.16	0.21
Income before Taxes and Duties / Total Assets	0.03	0.03
Net Income (Loss) / Total Assets	(0.08)	(0.16)

FORWARD-LOOKING STATEMENT AND CAUTIONARY NOTE

Variations
Cumulative and quarterly variations are calculated comparing the period with the realized one of the previous year; unless specified otherwise.

Rounding
Numbers may not total due to rounding.

Financial Information
Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which PEMEX has adopted effective January 1, 2012. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos' 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV).

EBITDA is a non-IFRS measure. A reconciliation of EBITDA to operating income is shown in Table 32 of the annexes to the quarterly results report as of December 31, 2017. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention that PEMEX's current financing agreements do not include financial covenants or events of default that would be triggered as a result of PEMEX having negative equity.

Methodology
The methodology of the information disclosed may change in order to enhance its quality and usefulness, and/or to comply with international standards and best practices.

Foreign Exchange Conversions
Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the exchange rate at close for the corresponding period, unless otherwise noted. Due to market volatility, the difference between the average exchange rate, the exchange rate at close and the spot exchange rate, or any other exchange rate used could be material. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. It is important to note that PEMEX maintains its consolidated financial statements and accounting records in pesos. As of December 31, 2017, the exchange rate of Ps. 19.7867= U.S. $1.00 is used.

Fiscal Regime
Beginning January 1, 2015, Petróleos Mexicanos' fiscal regime is governed by the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law). From January 1, 2006 and to December 31, 2014, PEP was subject to a fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities were governed by the Federal Revenue Law.

On April 18, 2016, a decree was published in the Official Gazette of the Federation that allows assignment operators to choose between two schemes to calculate the cap on permitted deductions applicable to the Profit-Sharing Duty: (i) the scheme established within the Hydrocarbons Revenue Law, based on a percentage of the value of extracted hydrocarbons; or (ii) the scheme proposed by the SHCP, calculated upon established fixed fees, U.S. $6.1 for shallow water fields and U.S. $8.3 for onshore fields.

The Special Tax on Production and Services (IEPS) applicable to automotive gasoline and diesel is established in the Production and Services Special Tax Law "Ley del Impuesto Especial sobre Producción y Servicios". As an intermediary between the Ministry of Finance and Public Credit (SHCP) and the final consumer, PEMEX retains the amount of the IEPS and transfers it to the Mexican Government. In 2016, the SHCP published a decree trough which it modified the calculation of the IEPS, based on the past five months of international reference price quotes for gasoline and diesel.

As of January 1 2016, and until December 31, 2017, the SHCP will establish monthly fixed maximum prices of gasoline and diesel based on the following: maximum prices will be referenced to prices in the U.S. Gulf Coast, plus a margin that includes retails, freight, transportation, quality adjustment and management costs, plus the applicable IEPS to automotive fuel, plus other concepts (IEPS tax on fossil fuel, established quotas on the IEPS Law and value added tax).

PEMEX's "producer price" is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Until December 31, 2017, the Mexican Government is authorized to continue issuing pricing decrees to regulate the maximum prices for the retail sale of gasoline and diesel fuel, taking into account transportation costs between regions, inflation and the volatility of international fuel prices, among other factors. Beginning in 2018, the prices of gasoline and diesel fuel will be freely determined by market conditions. However, the Federal Commission for Economic Competition, based on the existence of effective competitive conditions, has the authority to declare that prices of gasoline and diesel fuel are to be freely determined by market conditions before 2018.

Hydrocarbon Reserves

In accordance with the Hydrocarbons Law, published in the Official Gazette of the Federation on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications. On August 13, 2015, the CNH published the Guidelines that govern the valuation and certification of Mexico's reserves and the related contingency resources.

Effective January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in PEMEX's Form 20-F and its Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking Statements

This document contains forward-looking statements. There may also be written or oral forward-looking statements in PEMEX's periodic reports to the CNBV and the SEC, in its annual reports, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by PEMEX's officers, directors or employees to third parties. PEMEX may include forward-looking statements that address, among other things, their:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;
- activities relating to their lines of business, including the generation of electricity;
- projected and targeted capital expenditures and other costs, commitments and revenues;
- liquidity and sources of funding, including their ability to continue operating as a going concern;

- strategic alliances with other companies; and
- the monetization of certain of their assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond PEMEX's control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on the company from competition, including on PEMEX's ability to hire and retain skilled personnel;
- limitations on their access to sources of financing on competitive terms;
- their ability to find, acquire or gain access to additional reserves and to develop the reserves that PEMEX obtains successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in PEMEX's legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, readers should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and PEMEX undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Annual Report filed with the CNBV and available through the Mexican Stock Exchange (http://www.bmv.com.mx/) and PEMEX's most recent Form 20-F filing filed with the SEC (http://www.sec.gov/). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

ACCRONYMS USED IN THIS DOCUMENT
Thousand barrels per day (Mbd)
Million barrels (MMb)
Million barrels of oil equivalent (MMboe)
Million barrels of oil equivalent per day (MMboed)
Million cubic feet per day (MMcfd)
Thousand tons (Mt)
Million tons (MMt)
Dollars of the United States of America (U.S. $)
Mexican pesos (Ps.)
Euros (EUR)
Swiss Francs (CHF)
Japanese yens (JPY)
Meters (m)
Kilometers (km)
Square kilometers (km2)

Internal control [text block]

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives [text block]

[110000] General information about financial statements

Ticker:	PEMEX
Period covered by financial statements:	2017-01-01 al 2017-12-31
Date of end of reporting period:	2017-12-31
Name of reporting entity or other means of identification:	PEMEX
Description of presentation currency:	MXN
Level of rounding used in financial statements:	THOUSANDS
Consolidated:	Yes
Number of quarter:	4
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:	
Description of nature of financial statements:	

Disclosure of general information about financial statements [text block]

Follow-up of analysis [text block]

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2017-12-31	Close Previous Exercise 2016-12-31
Statement of financial position [abstract]		
Assets [abstract]		
Current assets [abstract]		
Cash and cash equivalents	97,573,514,000	163,532,513,000
Trade and other current receivables	166,659,396,000	133,656,083,000
Current tax assets, current	0	0
Other current financial assets	30,113,454,000	4,857,470,000
Current inventories	62,515,400,000	45,892,061,000
Current biological assets	0	0
Other current non-financial assets	0	0
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	356,861,764,000	347,938,127,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	7,460,674,000
Total current assets	356,861,764,000	355,398,801,000
Non-current assets [abstract]		
Trade and other non-current receivables	148,492,909,000	148,607,602,000
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	0	16,506,166,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	17,879,374,000	23,154,632,000
Property, plant and equipment	1,436,590,006,000	1,667,284,270,000
Investment property	0	0
Goodwill	0	0
Intangible assets other than goodwill	20,613,691,000	18,609,867,000
Deferred tax assets	92,052,095,000	100,324,689,000
Other non-current non-financial assets	0	0
Total non-current assets	1,715,628,075,000	1,974,487,226,000
Total assets	2,072,489,839,000	2,329,886,027,000
Equity and liabilities [abstract]		
Liabilities [abstract]		
Current liabilities [abstract]		
Trade and other current payables	138,744,163,000	151,649,540,000
Current tax liabilities, current	45,574,413,000	48,839,596,000
Other current financial liabilities	174,941,301,000	207,034,144,000
Other current non-financial liabilities	23,095,986,000	18,666,607,000
Current provisions [abstract]		
Current provisions for employee benefits	0	0
Other current provisions	0	0
Total current provisions	0	0
Total current liabilities other than liabilities included in disposal groups classified as held for sale	382,355,863,000	426,189,887,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	382,355,863,000	426,189,887,000
Non-current liabilities [abstract]		
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	1,880,665,604,000	1,807,004,542,000
Other non-current non-financial liabilities	14,194,241,000	16,837,894,000

Concept	Close Current Quarter 2017-12-31	Close Previous Exercise 2016-12-31
Non-current provisions [abstract]		
Non-current provisions for employee benefits	1,258,438,575,000	1,220,409,436,000
Other non-current provisions	86,718,045,000	88,317,879,000
Total non-current provisions	1,345,156,620,000	1,308,727,315,000
Deferred tax liabilities	3,758,705,000	4,134,537,000
Total non-current liabilities	3,243,775,170,000	3,136,704,288,000
Total liabilities	3,626,131,033,000	3,562,894,175,000
Equity [abstract]		
Issued capital	400,275,038,000	400,275,038,000
Share premium	0	0
Treasury shares	0	0
Retained earnings	(1,804,221,140,000)	(1,470,860,449,000)
Other reserves	(150,674,266,000)	(163,399,441,000)
Total equity attributable to owners of parent	(1,554,620,368,000)	(1,233,984,852,000)
Non-controlling interests	979,174,000	976,704,000
Total equity	(1,553,641,194,000)	(1,233,008,148,000)
Total equity and liabilities	2,072,489,839,000	2,329,886,027,000

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2017-01-01 - 2017-12-31	Accumulated Previous Year 2016-01-01 - 2016-12-31	Quarter Current Year 2017-10-01 - 2017-12-31	Quarter Previous Year 2016-10-01 - 2016-12-31
Profit or loss [abstract]				
Profit (loss) [abstract]				
Revenue	1,404,877,466,000	1,079,545,671,000	402,476,579,000	323,848,910,000
Cost of sales	1,157,978,211,000	527,190,554,000	421,926,164,000	41,679,890,000
Gross profit	246,899,255,000	552,355,117,000	(19,449,585,000)	282,169,020,000
Distribution costs	21,889,242,000	25,231,240,000	5,311,163,000	6,025,808,000
Administrative expenses	119,340,616,000	112,653,533,000	30,112,043,000	29,622,756,000
Other income	51,135,016,000	70,994,020,000	29,511,272,000	31,410,353,000
Other expense	49,686,388,000	61,114,177,000	41,372,714,000	47,040,451,000
Profit (loss) from operating activities	107,118,025,000	424,350,187,000	(66,734,233,000)	230,890,358,000
Finance income	87,385,898,000	33,585,460,000	16,769,027,000	13,935,563,000
Finance costs	140,336,969,000	386,694,399,000	203,722,046,000	129,571,646,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	348,160,000	2,135,845,000	236,094,000	1,402,289,000
Profit (loss) before tax	54,515,114,000	73,377,093,000	(253,451,158,000)	116,656,564,000
Tax income (expense)	387,868,756,000	264,521,435,000	98,810,506,000	43,998,899,000
Profit (loss) from continuing operations	(333,353,642,000)	(191,144,342,000)	(352,261,664,000)	72,657,665,000
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	(333,353,642,000)	(191,144,342,000)	(352,261,664,000)	72,657,665,000
Profit (loss), attributable to [abstract]				
Profit (loss), attributable to owners of parent	(333,360,691,000)	(191,645,606,000)	(352,259,472,000)	72,247,213,000
Profit (loss), attributable to non-controlling interests	7,049,000	501,264,000	(2,192,000)	410,452,000
Earnings per share [text block]				
Earnings per share [abstract]				
Earnings per share [line items]				
Basic earnings per share [abstract]				
Basic earnings (loss) per share from continuing operations	0	0	0	0
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	0	0	0	0
Diluted earnings per share [abstract]				
Diluted earnings (loss) per share from continuing operations	0	0	0	0
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	0	0	0	0

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2017-01-01 - 2017-12-31	Accumulated Previous Year 2016-01-01 - 2016-12-31	Quarter Current Year 2017-10-01 - 2017-12-31	Quarter Previous Year 2016-10-01 - 2016-12-31
Statement of comprehensive income [abstract]				
Profit (loss)	(333,353,642,000)	(191,144,342,000)	(352,261,664,000)	72,657,665,000
Other comprehensive income [abstract]				
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax [abstract]				
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	12,546,506,000	106,277,761,000	24,709,232,000	106,321,591,000
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	12,546,506,000	106,277,761,000	24,709,232,000	106,321,591,000
Components of other comprehensive income that will be reclassified to profit or loss, net of tax [abstract]				
Exchange differences on translation [abstract]				
Gains (losses) on exchange differences on translation, net of tax	(5,390,040,000)	21,386,902,000	(5,390,040,000)	8,688,576,000
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	(5,390,040,000)	21,386,902,000	(5,390,040,000)	8,688,576,000
Available-for-sale financial assets [abstract]				
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	5,564,130,000	207,817,000	2,806,242,000	(75,359,000)
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	5,564,130,000	207,817,000	2,806,242,000	(75,359,000)
Cash flow hedges [abstract]				
Gains (losses) on cash flow hedges, net of tax	0	0	0	0
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	0	0	0	0
Hedges of net investment in foreign operations [abstract]				
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options [abstract]				
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts [abstract]				
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0

Concept	Accumulated Current Year 2017-01-01 - 2017-12-31	Accumulated Previous Year 2016-01-01 - 2016-12-31	Quarter Current Year 2017-10-01 - 2017-12-31	Quarter Previous Year 2016-10-01 - 2016-12-31
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads [abstract]				
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will be reclassified to profit or loss, net of tax	174,090,000	21,594,719,000	(2,583,798,000)	8,613,217,000
Total other comprehensive income	12,720,596,000	127,872,480,000	22,125,434,000	114,934,808,000
Total comprehensive income	(320,633,046,000)	(63,271,862,000)	(330,136,230,000)	187,592,473,000
Comprehensive income attributable to [abstract]				
Comprehensive income, attributable to owners of parent	(320,635,516,000)	(63,995,288,000)	(330,186,001,000)	187,001,225,000
Comprehensive income, attributable to non-controlling interests	2,470,000	723,426,000	49,771,000	591,248,000

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2017-01-01 - 2017-12-31	Accumulated Previous Year 2016-01-01 - 2016-12-31
Statement of cash flows [abstract]		
Cash flows from (used in) operating activities [abstract]		
Profit (loss)	(333,353,642,000)	(191,144,342,000)
Adjustments to reconcile profit (loss) [abstract]		
Discontinued operations	0	0
Adjustments for income tax expense	4,631,581,000	(38,009,302,000)
Adjustments for finance costs	0	0
Adjustments for depreciation and amortisation expense	155,888,017,000	150,439,491,000
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	156,285,706,000	(331,314,343,000)
Adjustments for provisions	50,123,640,000	74,847,409,000
Adjustments for unrealised foreign exchange losses (gains)	(16,685,437,000)	243,182,764,000
Adjustments for share-based payments	0	0
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	3,523,748,000	12,671,441,000
Participation in associates and joint ventures	(348,160,000)	(2,135,845,000)
Adjustments for decrease (increase) in inventories	(16,623,340,000)	(1,358,879,000)
Adjustments for decrease (increase) in trade accounts receivable	(23,138,390,000)	(55,104,439,000)
Adjustments for decrease (increase) in other operating receivables	(45,441,934,000)	(24,817,625,000)
Adjustments for increase (decrease) in trade accounts payable	(12,905,377,000)	(15,664,703,000)
Adjustments for increase (decrease) in other operating payables	4,429,379,000	3,097,660,000
Other adjustments for non-cash items	0	0
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	14,678,076,000	35,274,206,000
Total adjustments to reconcile profit (loss)	274,417,509,000	51,107,835,000
Net cash flows from (used in) operations	(58,936,133,000)	(140,036,507,000)
Dividends paid	0	0
Dividends received	(180,675,000)	(293,397,000)
Interest paid	(117,630,656,000)	(98,844,464,000)
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	58,513,848,000	(41,485,440,000)
Cash flows from (used in) investing activities [abstract]		
Cash flows from losing control of subsidiaries or other businesses	8,026,836,000	22,684,736,000
Cash flows used in obtaining control of subsidiaries or other businesses	0	4,329,769,000
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	0	560,665,000
Purchase of property, plant and equipment	86,731,810,000	151,408,480,000
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	0	0
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0

Concept	Accumulated Current Year 2017-01-01 - 2017-12-31	Accumulated Previous Year 2016-01-01 - 2016-12-31
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	(1,447,761,000)	(2,022,826,000)
Net cash flows from (used in) investing activities	(80,152,735,000)	(134,515,674,000)
Cash flows from (used in) financing activities [abstract]		
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from borrowings	704,715,468,000	841,991,767,000
Repayments of borrowings	639,950,042,000	613,377,146,000
Payments of finance lease liabilities	0	0
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	108,910,669,000	88,754,141,000
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	73,500,000,000
Net cash flows from (used in) financing activities	(44,145,243,000)	213,360,480,000
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(65,784,130,000)	37,359,366,000
Effect of exchange rate changes on cash and cash equivalents [abstract]		
Effect of exchange rate changes on cash and cash equivalents	(174,869,000)	16,804,267,000
Net increase (decrease) in cash and cash equivalents	(65,958,999,000)	54,163,633,000
Cash and cash equivalents at beginning of period	163,532,513,000	109,368,880,000
Cash and cash equivalents at end of period	97,573,514,000	163,532,513,000

[610000] Statement of changes in equity - Accumulated Current

Sheet 1 of 3	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in value of time value of options [member]
						Components of equity [axis]			
Statement of changes in equity [line items]									
Equity at beginning of period	400,275,038,000	0	0	(1,470,860,449,000)	0	50,720,022,000	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	(333,360,691,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(5,381,081,000)	0	0	0
Total comprehensive income	0	0	0	(333,360,691,000)	0	(5,381,081,000)	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(333,360,691,000)	0	(5,381,081,000)	0	0	0
Equity at end of period	400,275,038,000	0	0	(1,804,221,140,000)	0	45,338,941,000	0	0	0

Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Components of equity [axis] Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial liability attributable to change in credit risk of liability [member]	Reserve for catastrophe [member]
Statement of changes in equity [line items]									
Equity at beginning of period	0	0	(5,564,130,000)	0	(221,614,013,000)	0	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	5,564,130,000	0	12,542,126,000	0	0	0	0
Total comprehensive income	0	0	5,564,130,000	0	12,542,126,000	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	5,564,130,000	0	12,542,126,000	0	0	0	0
Equity at end of period	0	0	0	0	(209,071,887,000)	0	0	0	0

Sheet 3 of 3	Components of equity [axis]						
	Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Statement of changes in equity [line items]							
Equity at beginning of period	0	0	13,058,680,000	(163,399,441,000)	(1,233,984,852,000)	976,704,000	(1,233,008,148,000)
Changes in equity [abstract]							
Comprehensive income [abstract]							
Profit (loss)	0	0	0	0	(333,360,691,000)	7,049,000	(333,353,642,000)
Other comprehensive income	0	0	0	12,725,175,000	12,725,175,000	(4,579,000)	12,720,596,000
Total comprehensive income	0	0	0	12,725,175,000	(320,635,516,000)	2,470,000	(320,633,046,000)
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	12,725,175,000	(320,635,516,000)	2,470,000	(320,633,046,000)
Equity at end of period	0	0	13,058,680,000	(150,674,266,000)	(1,554,620,368,000)	979,174,000	(1,553,641,194,000)

[610000] Statement of changes in equity - Accumulated Previous

Sheet 1 of 3	Components of equity [axis]								
	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in value of time value of options [member]
Statement of changes in equity [line items]									
Equity at beginning of period	238,335,426,000	0	0	(1,264,241,629,000)	0	29,550,360,000	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	(191,645,606,000)	0	0	0	0	0
Other comprehensive income	0	0	0	(14,973,214,000)	0	21,169,662,000	0	0	0
Total comprehensive income	0	0	0	(206,618,820,000)	0	21,169,662,000	0	0	0
Issue of equity	161,939,612,000	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	161,939,612,000	0	0	(206,618,820,000)	0	21,169,662,000	0	0	0
Equity at end of period	400,275,038,000	0	0	(1,470,860,449,000)	0	50,720,022,000	0	0	0

Sheet 2 of 3	Components of equity [axis]								
	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial liability attributable to change in credit risk of liability [member]	Reserve for catastrophe [member]
Statement of changes in equity [line items]									
Equity at beginning of period	0	0	(5,771,947,000)	0	(329,801,386,000)	0	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	207,817,000	0	108,187,373,000	0	0	0	0
Total comprehensive income	0	0	207,817,000	0	108,187,373,000	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	207,817,000	0	108,187,373,000	0	0	0	0
Equity at end of period	0	0	(5,564,130,000)	0	(221,614,013,000)	0	0	0	0

PEMEX
Consolidated
Ticker: PEMEX Quarter: 4 Year: 2017

Sheet 3 of 3	Components of equity [axis]						
	Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Statement of changes in equity [line items]							
Equity at beginning of period	0	0	0	(306,022,973,000)	(1,331,929,176,000)	253,278,000	(1,331,675,898,000)
Changes in equity [abstract]							
Comprehensive income [abstract]							
Profit (loss)	0	0	0	0	(191,645,606,000)	501,264,000	(191,144,342,000)
Other comprehensive income	0	0	13,058,680,000	142,623,532,000	127,650,318,000	222,162,000	127,872,480,000
Total comprehensive income	0	0	13,058,680,000	142,623,532,000	(63,995,288,000)	723,426,000	(63,271,862,000)
Issue of equity	0	0	0	0	161,939,612,000	0	161,939,612,000
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	13,058,680,000	142,623,532,000	97,944,324,000	723,426,000	98,667,750,000
Equity at end of period	0	0	13,058,680,000	(163,399,441,000)	(1,233,984,852,000)	976,704,000	(1,233,008,148,000)

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2017-12-31	Close Previous Exercise 2016-12-31
Informative data of the Statement of Financial Position [abstract]		
Capital stock (nominal)	400,275,038,000	400,275,038,000
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	5,536,016,997	6,737,404,029
Number of executives	0	0
Number of employees	127,650	130,013
Number of workers	0	0
Outstanding shares	0	0
Repurchased shares	0	0
Restricted cash	0	10,478,626,000
Guaranteed debt of associated companies	0	0

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2017-01-01 - 2017-12-31	Accumulated Previous Year 2016-01-01 - 2016-12-31	Quarter Current Year 2017-10-01 - 2017-12-31	Quarter Previous Year 2016-10-01 - 2016-12-31
Informative data of the Income Statement [abstract]				
Operating depreciation and amortization	155,888,017,000	150,439,491,000	45,944,939,000	57,216,431,000

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2017-01-01 - 2017-12-31	Previous Year 2016-01-01 - 2016-12-31
Informative data - Income Statement for 12 months [abstract]		
Revenue	1,404,877,466,000	1,079,545,671,000
Profit (loss) from operating activities	107,118,025,000	424,350,187,000
Profit (loss)	(333,353,642,000)	(191,144,342,000)
Profit (loss), attributable to owners of parent	(333,360,691,000)	(191,645,606,000)
Operating depreciation and amortization	155,888,017,000	150,439,491,000

[800001] Breakdown of credits

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
Banks [abstract]																
Foreign trade																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured																
BANCO BILBAO VIZCA (1) (8)-1	SI	2010-12-30	2020-12-30	LIBORUSD06 1.14% + 1.40	0	0	0	0	0	0	0	270,134,000	270,134,000	270,134,000	0	0
BANK OF AMERICA N. (1) (8)-2	SI	2011-12-29	2022-03-30	LIBORUSD06 1.22% + 0.56	0	0	0	0	0	0	0	395,734,000	395,734,000	395,734,000	395,734,000	184,182,000
BNP PARIBAS (1) (8)-3	SI	2010-12-14	2020-12-21	LIBORUSD06 1.48% + 0.60	0	0	0	0	0	0	0	791,468,000	791,468,000	791,468,000	0	0
CITIBANK INTERNATI (1) (8)-4	SI	2010-12-22	2019-06-24	LIBORUSD06 1.04% + 1.54	0	0	0	0	0	0	0	959,524,000	479,762,000	0	0	0
CITIBANK NA (1) (8)-5	SI	2015-09-30	2025-12-15	LIBORUSD06 1.31% + 0.90	0	0	0	0	0	0	0	989,335,000	989,335,000	989,335,000	989,335,000	3,911,830,000
CREDIT AGRICOLE CI (1) (8)-6	SI	2015-09-30	2025-12-15	LIBORUSD06 1.31% + 0.90	0	0	0	0	0	0	0	939,868,000	939,868,000	939,868,000	939,868,000	3,716,276,000
EXPORT DEVELOPMENT (1) (8)-7	SI	2010-08-11	2020-09-11	LIBORUSD06 1.29% + 0.60	0	0	0	0	0	0	0	989,335,000	989,335,000	989,335,000	0	0
EXPORT DEVELOPMENT (1) (8)-8	SI	2016-05-31	2021-05-28	LIBORUSD06 1.66% + 1.35	0	0	0	0	0	0	0	0	0	0	5,932,416,000	0
EXPORT DEVELOPMENT (1) (8)-9	SI	2017-12-21	2022-12-21	LIBORUSD06 1.79% + 1.75	0	0	0	0	0	0	0	0	0	0	0	5,935,426,000
HSBC BANK PLC (1) (8)-10	SI	2010-04-15	2020-04-15	LIBORUSD06 0.78% + 1.50	0	0	0	0	0	0	0	208,764,000	208,764,000	104,382,000	0	0
HSBC BANK PLC (1) (8)-11	SI	2010-04-29	2020-03-31	LIBORUSD06 1.50% + 0.70	0	0	0	0	0	0	0	266,187,000	266,187,000	133,093,000	0	0
HSBC BANK PLC (1) (8)-12	SI	2010-06-30	2019-07-22	LIBORUSD06 1.46% + 0.64	0	0	0	0	0	0	0	118,040,000	118,040,000	0	0	0
HSBC BANK PLC (1) (8)-13	SI	2011-09-23	2021-06-30	LIBORUSD06 1.17% + 1.35	0	0	0	0	0	0	0	161,865,000	161,865,000	161,865,000	77,297,000	0
JP MORGAN CHASE BA (1) (8)-14	SI	2009-07-28	2019-12-20	LIBORUSD06 0.93% + 1.70	0	0	0	0	0	0	0	94,681,000	94,681,000	0	0	0
JP MORGAN CHASE BA (1) (8)-15	SI	2009-08-26	2019-12-20	LIBORUSD06 0.93% + 1.70	0	0	0	0	0	0	0	328,382,000	328,382,000	0	0	0
JP MORGAN CHASE BA (1) (8)-16	SI	2009-09-28	2019-12-20	LIBORUSD06 0.93% + 1.70	0	0	0	0	0	0	0	170,536,000	170,536,000	0	0	0
JP MORGAN CHASE BA (1) (8)-17	SI	2010-12-13	2020-12-21	LIBORUSD06 1.48% + 0.60	0	0	0	0	0	0	0	395,734,000	395,734,000	395,734,000	0	0
JP MORGAN CHASE BA (1) (8)-18	SI	2011-12-23	2021-12-30	LIBORUSD06 1.60% + 0.48	0	0	0	0	0	0	0	791,468,000	791,468,000	791,468,000	769,543,000	0
JP MORGAN CHASE BA (1) (8)-19	SI	2011-12-23	2021-12-30	LIBORUSD06 1.44% + 0.80	0	0	0	0	0	0	0	197,867,000	197,867,000	197,867,000	192,308,000	0
MIZUHO BANK LTD (1) (8)-20	SI	2009-06-15	2018-12-14	LIBORUSD06 1.33% + 0.84	0	0	0	0	0	0	0	1,484,002,000	0	0	0	0
MIZUHO BANK LTD (1) (8)-21	SI	2010-03-25	2020-03-24	LIBORUSD06 1.49% + 1.71	0	0	0	0	0	0	0	1,396,743,000	1,396,743,000	698,074,000	0	0
PRIVATE EXPORT FUN (1) (8)-22	SI	2010-12-14	2020-12-21	LIBORUSD06 1.48% + 0.60	0	0	0	0	0	0	0	395,734,000	395,734,000	395,734,000	0	0
SOCIETE GENERALE (1) (8)-23	SI	2010-12-13	2020-12-21	LIBORUSD06 1.49% + 0.58	0	0	0	0	0	0	0	395,734,000	395,734,000	395,734,000	0	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
EXPORT IMPORT BANK (1) (7)-24	SI	2009-07-14	2019-12-20	3.8100 FIJA	0	0	0	0	0	0	0	2,077,603,000	2,077,603,000	0	0	0
EXPORT IMPORT BANK (1) (7)-25	SI	2011-12-28	2021-12-30	2.4500 FIJA	0	0	0	0	0	0	0	890,401,000	593,601,000	593,601,000	593,421,000	0
EXPORT DEVELOPMENT (1) (7)-26	SI	2014-03-21	2018-03-21	2.3510 FIJA	0	0	0	0	0	0	0	5,935,591,000	0	0	0	0
INT DEV NO PAG-27	NO	2017-12-31	2018-12-31		0	0	0	0	0	0	0	179,588,000	0	0	0	0
TOTAL					0	0	0	0	0	0	0	20,824,318,000	12,448,575,000	8,243,426,000	9,889,922,000	13,747,714,000
Commercial banks																
BANCO MERCANTIL DE (6) (11)-28	NO	2014-12-23	2025-03-19	TIIE a 91 dias 6.79% + 1.70	0	975,609,000	975,609,000	975,609,000	975,609,000	3,059,194,000	0	0	0	0	0	0
BBVA BANCOMER SA (1) (8)-29	SI	2016-12-14	2019-06-12	LIBORUSD01 1.32% + 1.65	0	0	0	0	0	0	0	1,978,670,000	1,974,424,000	0	0	0
BBVA BANCOMER SA (1) (8)-30	SI	2015-02-17	2020-02-17	LIBORUSD01 1.24% + 0.85	0	0	0	0	0	0	0	0	0	39,347,774,000	0	0
BBVA BANCOMER SA (6) (11)-31	NO	2014-12-19	2025-02-01	TIIE a 91 dias 7.45% + 1.25	0	0	0	0	0	4,918,642,000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)-32	NO	2014-12-19	2025-02-01	TIIE a 91 dias 6.50% + 1.90	0	487,804,000	487,804,000	487,804,000	487,804,000	1,530,437,000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)-33	NO	2015-07-10	2023-09-29	TIIE a 91 dias 7.38% + 1.24	0	1,000,000,000	800,000,000	800,000,000	800,000,000	1,324,394,000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11)-34	NO	2015-10-07	2025-07-07	TIIE a 91 dias 6.43% + 1.90	0	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	6,513,312,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11)-35	NO	2015-10-22	2022-10-14	TIIE a 91 dias 7.39% + 1.15	0	0	1,250,000,000	1,250,000,000	1,250,000,000	1,173,606,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11)-36	NO	2014-07-29	2024-07-25	TIIE a 91 dias 6.47% + 1.90	0	2,600,032,000	2,600,000,000	2,600,000,000	2,600,000,000	6,915,056,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11)-37	NO	2014-09-09	2024-07-25	TIIE a 91 dias 6.47% + 1.90	0	400,000,000	400,000,000	400,000,000	400,000,000	1,017,737,000	0	0	0	0	0	0
THE BANK OF NOVA S (1) (8)-38	SI	2017-05-24	2020-05-15	LIBORUSD03 1.45% + 1.65	0	0	0	0	0	0	0	0	0	3,924,573,000	0	0
THE BANK OF NOVA S (1) (8)-39	SI	2017-07-14	2020-05-15	LIBORUSD03 1.36% + 1.65	0	0	0	0	0	0	0	0	0	3,926,660,000	0	0
THE BANK OF NOVA S (1) (8)-40	SI	2017-12-27	2020-12-18	LIBORUSD03 1.67% + 1.65	0	0	0	0	0	0	0	0	0	3,917,520,000	0	0
CREDIT AGRICOLE CI (1) (8)-41	SI	2017-09-28	2018-12-02	LIBORUSD01 1.49% + 0.85	0	0	0	0	0	0	0	21,765,370,000	0	0	0	0
CREDIT AGRICOLE CI (1) (8)-42	SI	2017-03-11	2018-05-01	LIBORUSD01 1.49% + 0.85	0	0	0	0	0	0	0	3,957,340,000	0	0	0	0
BANCO INBURSA SA I (2) (7)-43	NO	2016-04-18	2023-03-15	5.1100 FIJA	0	0	0	0	0	0	0	0	0	0	0	11,877,450,000
BANCO MERCANTIL DE (1) (7)-44	NO	2017-04-19	2024-06-04	5.2500 FIJA	0	0	0	0	0	0	0	0	0	460,913,000	614,551,000	1,517,714,000
BANCO NACIONAL DE (1) (7)-45	SI	2003-06-26	2018-02-07	5.4400 FIJA	0	0	0	0	0	0	0	395,734,000	0	0	0	0
NACIONAL FINANCIER (6) (7)-46	NO	2012-12-21	2022-12-21	6.5500 FIJA	0	0	0	0	0	1,999,097,000	0	0	0	0	0	0
BANCO LAT COM EXT (1) (7)-47	SI	2017-12-15	2018-01-18	2.4048 FIJA	0	0	0	0	0	0	0	2,968,005,000	0	0	0	0
MIZUHO BANK LTD (1) (7)-48	SI	2017-12-15	2018-12-01	2.4942 FIJA	0	0	0	0	0	0	0	2,968,005,000	0	0	0	0
BANCO SANTANDER (1) (7)-49	SI	2017-12-15	2018-03-01	2.4768 FIJA	0	0	0	0	0	0	0	989,335,000	0	0	0	0
NACIONAL FINANCIER (1) (8)-50	NO	2014-12-17	2018-06-17	LIBORUSD03 + 1.4	0	0	0	0	0	0	0	4,940,568,000	0	0	0	0
TARGO BANK (1) (7)-51	SI	2017-10-16	2019-10-16	2.1000 FIJA	0	0	0	0	0	0	0	1,042,000	886,000	0	0	0
BANAMEX (1) (7)-52	NO	2011-11-05	2021-11-05	5.2800 FIJA	0	0	0	0	0	0	0	85,142,000	89,748,000	94,603,000	40,912,000	0
BANAMEX (1) (7)-53	NO	2012-03-27	2022-01-27	3.8000 FIJA	0	0	0	0	0	0	0	79,343,000	82,459,000	85,702,000	89,019,000	7,575,000
BANAMEX (1) (7)-54	NO	2013-02-28	2023-07-02	3.8000 FIJA	0	0	0	0	0	0	0	68,571,000	71,286,000	74,004,000	76,961,000	93,605,000
BANAMEX (1) (7)-55	NO	2013-02-28	2023-07-02	3.8000 FIJA	0	0	0	0	0	0	0	68,571,000	71,286,000	74,004,000	76,961,000	93,605,000
BBVA BANCOMER (1) (7)-56	NO	2012-02-14	2021-12-28	3.5000 FIJA	0	0	0	0	0	0	0	70,891,000	73,486,000	76,090,000	76,890,000	0
BBVA BANCOMER (1) (7)-57	NO	2012-02-14	2021-12-20	3.5000 FIJA	0	0	0	0	0	0	0	79,493,000	82,108,000	85,071,000	86,094,000	0
BBVA BANCOMER (1) (7)-58	NO	2012-02-14	2021-12-28	3.5000 FIJA	0	0	0	0	0	0	0	79,287,000	82,189,000	85,101,000	85,999,000	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
BBVA BANCOMER (1) (7)-59	NO	2012-02-14	2021-12-30	3.5000 FIJA	0	0	0	0	0	0	0	70,935,000	73,440,000	76,120,000	77,132,000	0
BBVA BANCOMER (1) (7)-60	NO	2013-03-26	2021-12-30	3.5000 FIJA	0	0	0	0	0	0	0	68,448,000	70,802,000	73,269,000	72,865,000	92,116,000
BBVA BANCOMER (1) (7)-61	NO	2013-07-06	2023-04-24	3.5000 FIJA	0	0	0	0	0	0	0	68,287,000	70,745,000	73,269,000	72,602,000	105,518,000
ESTADO LIBRE Y SOB (6) (11)-62	NO	2016-06-17	2027-01-17	TIIE28 4.1046 + 0.9	0	111,555,000	118,082,000	124,992,000	132,305,000	802,228,000	0	0	0	0	0	0
NACIONAL FINANCIER (1) (8)-63	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	266,591,000	266,591,000	266,591,000	2,421,542,000
BANCO NAL DE COM EX (1) (8)-64	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	221,723,000	221,723,000	221,723,000	2,013,990,000
BANCO AZTECA (1) (8)-65	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	208,947,000	208,947,000	208,947,000	1,897,940,000
NACIONAL FINANCIER (1) (8)-66	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	171,281,000	171,281,000	171,281,000	1,555,802,000
BANCO NAL DE COM EX (1) (8)-67	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	171,281,000	171,281,000	171,281,000	1,563,222,000
BANCO MULTIVA S.A. (6) (11)-68	NO	2016-04-29	2029-08-20	TIIE28 4.0650 + 4.0	0	3,686,000	6,609,000	9,852,000	13,442,000	265,635,000	0	0	0	0	0	0
INT DEV NO PAG-69	NO	2017-12-31	2018-12-31		0	817,273,000	0	0	0	0	0	638,668,000	0	0	0	0
TOTAL					0	8,195,959,000	8,438,104,000	8,448,257,000	8,459,160,000	29,519,338,000	0	41,341,705,000	3,782,682,000	53,414,496,000	2,409,809,000	23,240,079,000
Other banks																
BERGESEN WORLDWIDE (1) (7)-70	SI	2007-07-23	2022-08-23	8.0000 FIJA	0	0	0	0	0	0	0	541,605,000	499,943,000	499,943,000	499,943,000	333,295,000
COPFS (1) (8)-71	SI	2005-01-02	2017-07-31	LIBORUSD01 1.50 + 0.45	0	0	0	0	0	0	0	1,631,679,000	37,136,000	10,026,000	0	0
FIRST RESERVE (1) (7)-72	SI	2016-07-07	2036-07-08	8.8900 FIJA	0	0	0	0	0	0	0	591,344,000	591,344,000	591,344,000	591,344,000	8,623,774,000
DEUTSCHE BANK MX (1) (7)-73	SI	2013-11-28	2023-11-28	4.4500 FIJA	0	0	0	0	0	0	0	285,053,000	298,000,000	311,534,000	325,684,000	696,417,000
F/1651 FIDEI YUNEN (1) (7)-74	SI	2015-01-02	2025-01-01	4.4400 FIJA	0	0	0	0	0	0	0	308,192,000	322,060,000	336,621,000	351,841,000	1,188,192,000
F/1659 FIDEI KUKULK (1) (7)-75	SI	2015-10-04	2025-01-03	4.5400 FIJA	0	0	0	0	0	0	0	305,347,000	319,340,000	334,109,000	349,563,000	1,251,696,000
MARVERDE INFRAESTRU (1) (7)-76	SI	2016-06-17	2031-06-17	8.3800 FIJA	0	0	0	0	0	0	0	966,497,000	973,233,000	1,058,048,000	1,150,255,000	17,540,079,000
BLUE MARINE SHIPPING (1) (7)-77	SI	2008-08-13	2018-08-13	8.0000 FIJA	0	0	0	0	0	0	0	140,400,000	0	0	0	0
BLUE MARINE SHIPPING (1) (7)-78	SI	2008-02-09	2018-08-13	7.9600 FIJA	0	0	0	0	0	0	0	122,434,000	0	0	0	0
F TAPIAS MEXICO, SA (1) (7)-79	SI	2008-10-23	2018-02-11	7.9600 FIJA	0	0	0	0	0	0	0	187,285,000	0	0	0	0
F TAPIAS MEXICO, SA (1) (7)-80	SI	2008-11-14	2018-11-10	8.0000 FIJA	0	0	0	0	0	0	0	187,285,000	0	0	0	0
INT DEV NO PAG-81	NO	2017-12-31	2018-12-31		0	0	0	0	0	0	0	7,881,000	0	0	0	0
TOTAL					0	0	0	0	0	0	0	5,275,002,000	3,041,056,000	3,141,625,000	3,268,630,000	29,633,453,000
Total banks																
TOTAL					0	8,195,959,000	8,438,104,000	8,448,257,000	8,459,160,000	29,519,338,000	0	67,441,025,000	19,272,313,000	64,799,547,000	15,568,361,000	66,621,246,000
Stock market [abstract]																
Listed on stock exchange - unsecured																
BANCO INVEX SA INS (6) (11)-82	NO	2013-09-19	2019-02-28	TIIE28 7.39% + 0.06	0	0	4,988,662,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-83	NO	2013-09-12	2019-02-28	TIIE28 7.39% + 0.06	0	0	1,096,692,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-84	NO	2014-01-30	2019-02-28	TIIE28 7.39% + 0.06	0	0	1,993,983,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-85	NO	2014-02-07	2019-02-28	TIIE28 7.39% + 0.06	0	0	1,497,305,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-86	NO	2014-11-09	2019-02-28	TIIE28 7.39% + 0.06	0	0	4,992,648,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-87	NO	2014-11-27	2020-11-19	TIIE28 7.61% + 0.15	0	0	0	4,985,037,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-88	NO	2015-11-02	2020-11-19	TIIE28 7.61% + 0.15	0	0	0	4,262,302,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-89	NO	2015-07-16	2020-11-19	TIIE28 7.61% + 0.15	0	0	0	646,143,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11)-90	NO	2015-09-30	2018-09-26	TIIE28 7.60% + 0.35	0	1,355,714,000	0	0	0	0	0	0	0	0	0	0
CI BANCO S.A. INS (6) (11)-91	NO	2016-03-23	2019-02-10	TIIE28 7.62% + 1.35	0	0	4,987,682,000	0	0	0	0	0	0	0	0	0
DEUTSCHE BANK TRUS (1) (8)-92	SI	2013-07-18	2018-07-18	LIBORUSD03 1.35% + 2.02	0	0	0	0	0	0	0	9,876,429,000	0	0	0	0
DEUTSCHE BANK TRUS (1) (8)-93	SI	2016-12-13	2022-11-03	LIBORUSD03 1.54% + 3.65	0	0	0	0	0	0	0	0	0	0	0	19,727,750,000

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
SCOTIA INVERLAT CA (7) (13)-94	NO	2004-12-23	2019-05-12	TASA CEROS 0.00% + 0	0	0	18,477,075,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)-95	NO	2010-08-02	2020-01-27	9.1000 FIJA	0	0	0	10,033,017,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)-96	NO	2011-07-12	2021-11-24	7.6500 FIJA	0	0	0	0	20,376,654,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)-97	NO	2013-09-26	2024-12-09	7.1900 FIJA	0	0	0	0	0	57,358,159,000	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7)-98	NO	2014-11-27	2026-12-11	7.4700 FIJA	0	0	0	0	0	30,990,913,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-99	NO	2010-08-02	2020-01-27	4.2000 FIJA	0	0	0	4,764,174,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-100	NO	2011-03-10	2021-09-20	3.5500 FIJA	0	0	0	0	3,874,312,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-101	NO	2014-01-30	2026-01-15	3.9400 FIJA	0	0	0	0	0	19,060,279,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-102	NO	2012-11-29	2028-11-05	3.0200 FIJA	0	0	0	0	0	4,275,363,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7)-103	NO	2015-09-30	2035-05-09	5.2300 FIJA	0	0	0	0	0	6,746,003,000	0	0	0	0	0	0
BNP PARIBAS (4) (7)-104	SI	2015-08-12	2020-08-12	1.5000 FIJA	0	0	0	0	0	0	0	0	0	12,149,953,000	0	0
CREDIT SUISSE (4) (7)-105	SI	2016-06-14	2018-06-14	1.5000 FIJA	0	0	0	0	0	0	0	4,565,074,000	0	0	0	0
CREDIT SUISSE (4) (7)-106	SI	2012-10-04	2019-10-04	2.5000 FIJA	0	0	0	0	0	0	0	0	6,088,685,000	0	0	0
CREDIT SUISSE (4) (7)-107	SI	2016-06-14	2021-12-14	2.3750 FIJA	0	0	0	0	0	0	0	0	0	0	3,046,567,000	0
DEUTSCHE BANK AG (1) (7)-108	SI	2007-10-22	2018-01-03	5.7500 FIJA	0	0	0	0	0	0	0	16,538,614,000	0	0	0	0
DEUTSCHE BANK AG (1) (7)-109	SI	2001-11-14	2022-01-02	8.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	3,170,719,000
DEUTSCHE BANK AG (1) (7)-110	SI	2005-08-06	2035-06-15	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	34,626,725,000
DEUTSCHE BANK AG (1) (7)-111	SI	2008-04-06	2038-06-15	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	9,828,053,000
DEUTSCHE BANK AG (2) (7)-112	SI	2016-03-15	2019-03-15	3.7500 FIJA	0	0	0	0	0	0	0	0	32,041,309,000	0	0	0
DEUTSCHE BANK AG (2) (7)-113	SI	2013-11-27	2020-11-27	3.1250 FIJA	0	0	0	0	0	0	0	0	0	30,801,893,000	0	0
DEUTSCHE BANK AG (2) (7)-114	SI	2017-02-21	2021-08-21	2.5000 FIJA	0	0	0	0	0	0	0	0	0	0	41,508,857,000	0
DEUTSCHE BANK AG (2) (7)-115	SI	2015-04-21	2022-04-21	1.8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	23,655,950,000
DEUTSCHE BANK AG (2) (7)-116	SI	2016-03-15	2023-03-15	5.1250 FIJA	0	0	0	0	0	0	0	0	0	0	0	21,291,571,000
DEUTSCHE BANK AG (2) (7)-117	SI	2017-02-21	2024-02-21	3.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	29,518,284,000
DEUTSCHE BANK AG (2) (7)-118	SI	2005-02-22	2025-02-24	5.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	23,754,900,000
DEUTSCHE BANK AG (2) (7)-119	SI	2014-04-16	2026-04-16	3.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	23,664,179,000
DEUTSCHE BANK AG (2) (7)-120	SI	2015-04-21	2027-04-21	2.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	29,463,317,000
DEUTSCHE BANK AG (2) (7)-121	SI	2017-02-21	2028-02-21	4.8800 FIJA	0	0	0	0	0	0	0	0	0	0	0	29,422,412,000
DEUTSCHE BANK AG (2) (7)-122	SI	2015-06-11	2030-06-11	4.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	2,263,518,000
DEUTSCHE BANK AG (3) (7)-123	SI	2002-05-12	2023-05-12	3.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	5,271,000,000
DEUTSCHE BANK AG (5) (7)-124	SI	2009-02-06	2022-02-06	8.2500 FIJA	0	0	0	0	0	0	0	0	0	0	0	9,345,838,000
DEUTSCHE BANK AG (5) (7)-125	SI	2017-11-16	2025-11-16	3.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	11,952,816,000
DEUTSCHE BANK TRUS (1) (7)-126	SI	1998-01-04	2018-03-30	9.2500 FIJA	0	0	0	0	0	0	0	2,311,957,000	0	0	0	0
DEUTSCHE BANK TRUS (1) (7)-127	SI	2013-07-18	2018-07-18	3.5000 FIJA	0	0	0	0	0	0	0	6,892,936,000	0	0	0	0
DEUTSCHE BANK TRUS (1) (7)-128	SI	2014-01-23	2019-01-23	3.1250 FIJA	0	0	0	0	0	0	0	0	6,448,796,000	0	0	0
DEUTSCHE BANK TRUS (1) (7)-129	SI	2016-04-02	2019-04-02	5.5000 FIJA	0	0	0	0	0	0	0	0	14,830,959,000	0	0	0
DEUTSCHE BANK TRUS (1) (7)-130	SI	2009-03-02	2019-03-05	8.0000 FIJA	0	0	0	0	0	0	0	0	25,889,276,000	0	0	0
DEUTSCHE BANK TRUS (1) (7)-131	SI	2010-05-02	2020-05-03	6.0000 FIJA	0	0	0	0	0	0	0	0	0	19,764,166,000	0	0
DEUTSCHE BANK TRUS (1) (7)-132	SI	2015-01-23	2020-07-23	3.5000 FIJA	0	0	0	0	0	0	0	0	0	29,656,554,000	0	0
DEUTSCHE BANK TRUS (1) (7)-133	SI	2010-07-21	2021-01-21	5.5000 FIJA	0	0	0	0	0	0	0	0	0	0	59,403,427,000	0
DEUTSCHE BANK TRUS (1) (7)-134	SI	2016-04-02	2021-04-02	6.3750 FIJA	0	0	0	0	0	0	0	0	0	0	24,710,430,000	0
DEUTSCHE BANK TRUS (1) (7)-135	SI	2012-01-24	2022-01-24	4.8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	41,409,645,000
DEUTSCHE BANK TRUS (1) (7)-136	SI	2016-12-13	2022-03-13	5.3800 FIJA	0	0	0	0	0	0	0	0	0	0	0	29,423,237,000
DEUTSCHE BANK TRUS (1) (7)-137	SI	2013-01-30	2023-01-30	3.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	41,489,122,000
DEUTSCHE BANK TRUS (1) (7)-138	SI	2016-09-21	2023-09-21	4.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	40,883,863,000
DEUTSCHE BANK TRUS (1) (7)-139	SI	1993-01-03	2023-01-12	8.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	2,592,117,000
DEUTSCHE BANK TRUS (1) (7)-140	SI	2013-07-18	2024-01-18	4.8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	29,594,060,000

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
DEUTSCHE BANK TRUS (1) (7)-141	SI	2014-10-15	2025-01-15	4.2500 FIJA	0	0	0	0	0	0	0	0	0	0	0	19,714,879,000
DEUTSCHE BANK TRUS (1) (7)-142	SI	2015-01-23	2026-01-23	4.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	29,615,038,000
DEUTSCHE BANK TRUS (1) (7)-143	SI	2016-04-02	2026-04-08	6.8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	59,175,616,000
DEUTSCHE BANK TRUS (1) (7)-144	SI	2016-12-13	2027-03-13	6.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	110,381,180,000
DEUTSCHE BANK TRUS (1) (7)-145	SI	2004-12-30	2027-09-15	9.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	4,467,678,000
DEUTSCHE BANK TRUS (1) (7)-146	SI	1997-09-18	2027-09-16	9.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	2,022,754,000
DEUTSCHE BANK TRUS (1) (7)-147	SI	2010-08-30	2035-06-15	6.6300 FIJA	0	0	0	0	0	0	0	0	0	0	0	20,466,444,000
DEUTSCHE BANK TRUS (1) (7)-148	SI	2011-02-06	2041-02-06	6.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	59,467,264,000
DEUTSCHE BANK TRUS (1) (7)-149	SI	2012-06-26	2044-06-27	5.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	54,037,302,000
DEUTSCHE BANK TRUS (1) (7)-150	SI	2014-01-23	2045-01-23	6.3800 FIJA	0	0	0	0	0	0	0	0	0	0	0	59,003,126,000
DEUTSCHE BANK TRUS (1) (7)-151	SI	2015-01-23	2046-01-23	5.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	58,929,122,000
DEUTSCHE BANK TRUS (1) (7)-152	SI	2010-09-28	2046-12-28	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	19,772,119,000
DEUTSCHE BANK TRUS (1) (7)-153	SI	2016-09-21	2047-09-21	6.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	117,621,655,000
PEMEX FINANCE (1) (7)-154	SI	1998-12-14	2018-11-15	9.1500 FIJA	0	0	0	0	0	0	0	1,236,668,000	0	0	0	0
INT DEV NO PAG-155	NO	2017-12-31	2018-12-31		0	2,588,929,000	0	0	0	0	0	27,582,021,000	0	0	0	0
TOTAL					0	3,944,643,000	38,034,047,000	24,690,673,000	24,250,966,000	118,430,717,000	0	69,003,699,000	85,299,025,000	92,372,566,000	128,669,281,000	1,077,023,253,000
Listed on stock exchange - secured																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured																
WELLS FARGO NA (1) (8)-156	SI	2013-09-30	2024-02-15	LIBORUSD03 1.42% + 0.43	0	0	0	0	0	0	0	1,484,002,000	1,484,002,000	1,484,002,000	1,484,002,000	3,311,266,000
WELLS FARGO NA (1) (8)-157	SI	2014-10-14	2025-04-15	LIBORUSD03 1.36% + 0.35	0	0	0	0	0	0	0	989,335,000	989,335,000	989,335,000	989,335,000	3,437,470,000
SUMITOMO MITSUI BA (3) (8)-158	SI	2008-09-19	2020-09-29	LIBORJPY06 0.01% + 0.75	0	0	0	0	0	0	0	0	0	11,244,800,000	0	0
CREDIT AGRICOLE CI (1) (7)-159	SI	2012-07-26	2022-12-20	1.7000 FIJA	0	0	0	0	0	0	0	791,468,000	791,468,000	791,468,000	791,468,000	790,870,000
CREDIT AGRICOLE CI (1) (7)-160	SI	2012-06-07	2022-12-20	1.9500 FIJA	0	0	0	0	0	0	0	791,468,000	791,468,000	791,468,000	791,468,000	790,790,000
CREDIT AGRICOLE CI (1) (7)-161	SI	2012-06-07	2022-12-20	2.0000 FIJA	0	0	0	0	0	0	0	791,468,000	791,468,000	791,468,000	791,468,000	790,071,000
MIZUHO BANK LTD (3) (7)-162	SI	2016-07-26	2026-07-24	0.5400 FIJA	0	0	0	0	0	0	0	0	0	0	0	14,025,606,000
WELLS FARGO NA (1) (7)-163	SI	2013-04-11	2024-02-15	2.2900 FIJA	0	0	0	0	0	0	0	692,534,000	692,534,000	692,534,000	692,534,000	1,729,128,000
WELLS FARGO NA (1) (7)-164	SI	2013-09-19	2024-02-15	2.8300 FIJA	0	0	0	0	0	0	0	791,468,000	791,468,000	791,468,000	791,468,000	1,976,054,000
WELLS FARGO NA (1) (7)-165	SI	2014-10-20	2025-04-15	2.3780 FIJA	0	0	0	0	0	0	0	989,335,000	989,335,000	989,335,000	989,335,000	3,456,849,000
WELLS FARGO NA (1) (7)-166	SI	2015-07-31	2025-12-15	2.4600 FIJA	0	0	0	0	0	0	0	1,038,801,000	1,038,801,000	1,038,801,000	1,038,801,000	4,136,209,000
INT DEV NO PAG-167	NO	2017-12-31	2018-12-31		0	0	0	0	0	0	0	250,117,000	0	0	0	0
TOTAL					0	0	0	0	0	0	0	8,609,996,000	8,359,879,000	19,604,679,000	8,359,879,000	34,444,313,000
Total listed on stock exchanges and private placements																
TOTAL					0	3,944,643,000	38,034,047,000	24,690,673,000	24,250,966,000	118,430,717,000	0	77,613,695,000	93,658,904,000	111,977,245,000	137,029,160,000	1,111,467,566,000
Other current and non-current liabilities with cost [abstract]																
Other current and non-current liabilities with cost																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers [abstract]																
Suppliers																

PEMEX
Ticker: PEMEX
Consolidated
Quarter: 4 Year: 2017

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total suppliers																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Other current and non-current liabilities [abstract]																
Other current and non-current liabilities																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total credits																
TOTAL					0	12,140,602,000	46,472,151,000	33,138,930,000	32,710,126,000	147,950,055,000	0	145,054,720,000	112,931,217,000	176,776,792,000	152,597,521,000	1,178,088,812,000

[800003] Annex - Monetary foreign currency position

	Currencies [axis]				
	Dollars [member]	Dollar equivalent in pesos [member]	Other currencies equivalent in dollars [member]	Other currencies equivalent in pesos [member]	Total pesos [member]
Foreign currency position [abstract]					
Monetary assets [abstract]					
Current monetary assets	13,098,336,000	259,172,845,000	796,321,000	15,756,565,000	274,929,410,000
Non-current monetary assets	3,461,000	68,482,000	1,700,000	33,637,000	102,119,000
Total monetary assets	13,101,797,000	259,241,327,000	798,021,000	15,790,202,000	275,031,529,000
Liabilities position [abstract]					
Current liabilities	13,617,768,000	269,450,690,000	1,053,835,000	20,851,917,000	290,302,607,000
Non-current liabilities	77,681,402,000	1,537,058,597,000	21,706,520,000	429,500,399,000	1,966,558,996,000
Total liabilities	91,299,170,000	1,806,509,287,000	22,760,355,000	450,352,316,000	2,256,861,603,000
Net monetary assets (liabilities)	(78,197,373,000)	(1,547,267,960,000)	(21,962,334,000)	(434,562,114,000)	(1,981,830,074,000)

[800005] Annex - Distribution of income by product

	Income type [axis]			
	National income [member]	Export income [member]	Income of subsidiaries abroad [member]	Total income [member]
PETROLÍFEROS				
COMBUSTOLEO	34,755,927,000	30,020,907,000	0	64,776,834,000
DIESEL	209,967,650,000	0	0	209,967,650,000
GAS L.P.	49,009,583,000	349,804,000	0	49,359,387,000
GASOLINA MAGNA SIN	360,936,619,000	0	0	360,936,619,000
GASOLINA PREMIUM	82,003,666,000	0	0	82,003,666,000
TURBOSINA	38,998,040,000	0	0	38,998,040,000
PETRÓLEO CRUDO	0	380,461,147,000	0	380,461,147,000
NAFTAS	0	14,381,270,000	0	14,381,270,000
VENTAS DE CÍAS. SUBSIDIARIAS	0	77,932,222,000	0	77,932,222,000
OTROS REFINADOS	0	1,210,560,000	0	1,210,560,000
REFINADOS, GASES Y AROMÁTICOS				
GAS SECO	70,930,855,000	21,675,000	0	70,952,530,000
ASFALTOS	5,896,109,000	0	0	5,896,109,000
PROPILENO Y DERIVADOS	2,477,243,000	0	0	2,477,243,000
OTROS REFINADOS	2,480,475,000	103,774,000	0	2,584,249,000
FERTILIZANTES				
AMONIACO	4,013,871,000	0	0	4,013,871,000
FOSFATADOS	1,670,474,000	3,332,112,000	0	5,002,586,000
NITROGENADOS	1,035,273,000	22,679,000	0	1,057,952,000
ÁCIDOS	294,550,000	0	0	294,550,000
OTROS FERTILIZANTES	268,056,000	0	0	268,056,000
ETILENO				
POLIETILENO	7,973,952,000	0	0	7,973,952,000
ÓXIDO DE ETILENO	2,422,907,000	0	0	2,422,907,000
MONOETILENGLICOL	1,620,206,000	0	0	1,620,206,000
OTROS ETILENO	604,583,000	704,794,000	0	1,309,377,000
INGRESOS POR SERVICIOS				
INGRESOS POR SERVICIOS	18,976,483,000	0	0	18,976,483,000
TOTAL	896,336,522,000	508,540,944,000	0	1,404,877,466,000

[800007] Annex - Financial derivate instruments

Management discussion about the policy uses of financial derivate instruments, explaining if these policies are allowed just for coverage or for other uses like trading [text block]

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated framework for risk management, regulate the use of Derivative Financial Instruments ("DFIs"), and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's current internal regulation. PEMEX has a Financial Risk Working Group (FRWG) which is a specialized working group with decision-making capacity on financial risk exposure, financial risk mitigation schemes, and DFIs trading of Petróleos Mexicanos, the Subsidiaries Entities, and where applicable, Subsidiary Companies.

Approved DFIs are mainly traded on the OTC (Over the Counter) market, however exchange traded instruments may also be used. In the case of PMI Trading, DFIs are traded on CME-Clearport.

The different types of DFIs that PEMEX trades are described below, in the subsections corresponding to each type of risk and related to the applicable markets defined above.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outcoming cash flows related to its liabilities.

As part of the regulatory framework for financial risk management, PEMEX has established in its internal normativity the counterparties that are eligible to trading DFIs and other financial instruments.

In addition, certain of the PMI subsidiaries have implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, PMI Trading also has its own risk management subcommittee which supervises the trading of DFIs.

Given that outstanding DFIs of Petróleos Mexicanos have been entered into for risk mitigation purposes, particularly with economic hedging purposes, there is no need to establish and monitor market risk limits.

For those portfolios with an open market risk exposure, our financial risk management regulatory framework establishes the implementation and monitoring of market risk limits such as VaR and capital at risk (an aggregation of fair value or mark-to-market ("MtM") and profit and loss, or CaR).

PEMEX has also established credit guidelines for DFIs that Pemex Industrial Transformation offers to its domestic customers, which include the use of guarantees and credit lines. For exchange traded DFIs, PEMEX trades under the margin requirements of the corresponding exchange market, and therefore do not have internal policies for these DFIs.

DFIs held with financial counterparties do not consider collateral exchange clauses. Notwithstanding, PEMEXs regulatory framework promotes credit risk mitigation strategies such as collateral exchange

PEMEX does not have an independent third party to verify the compliance with these internal standards; however, PEMEX has internal control procedures that certify the compliance with existing policies and guidelines.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques [text block]

Fair Value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates, and foreign currencies, and uses derivative instruments as a mitigation when potential sources of market risk are identified.

PEMEX monitors the fair value of our DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFI under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as System Applicable Products, (SAP). PEMEX has no policies to designate a calculation or valuation agent.

Because PEMEX's hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges' effectiveness.

Fair value hierarchy

PEMEX's DFIs' fair-value assumptions fall under Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in financial markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in financial markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Management discussion about intern and extern sources of liquidity that could be used for attending requirements related to financial derivate instruments [text block]

Liquidity Risk

The main internal source of liquidity comes from PEMEX operations. Currently, through its debt planning and the purchase and sale of U.S. dollars, PEMEX currently preserves a cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations, such as those related to DFI's. In order to preserve a cash balance at a suitable level, during the fourth quarter of 2017, PEMEX entered into a series of FX SWAPS of the peso against U.S. dollar. In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting time horizons that consider each currency's cash flow requirements in order to preserve liquidity.

Certain of the PMI subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is the centralized treasury or "in-house bank". In addition, certain of the PMI subsidiaries have access to bank loans.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports [text block]

Market Risk

(i)Interest Rate Risk

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX invests in pesos and U.S. dollars in compliance with applicable internal regulations, through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk. During the fourth quarter of 2017 no interest rate swap expired.

(ii)Exchange Rate Risk

Most of PEMEX's revenues are denominated in U.S. dollars, a significant amount of which is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Additionally, PEMEX's revenues from domestic sales of gasoline and diesel net of IEPS Tax, tax duties, incentives, and other related taxes, as well as domestic sales of natural gas and our byproducts, LPG and petrochemicals, are referenced to international U.S. dollar-denominated prices.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are established in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Therefore, PEMEX prioritizes debt issuances denominated in U.S. dollars; nonetheless, this is not always achievable, hence non-U.S. dollar debt issued in international currencies are hedged through DFIs to mitigate their FX exposure, either swapping them into U.S. dollars or through other derivative structures. The rest of the debt is denominated in pesos or in UDIs, for which most of the debt denominated in UDIs has been converted into pesos through DFIs in order to eliminate the inflationary risk exposure.

As a consequence of the above, PEMEX's debt issued in international currencies other than U.S. dollars has exchange rate risk mitigation strategies. PEMEX has selected strategies that additionally further sought to reduce its cost of funding by leaving, in some cases, part of this exchange rate exposure unhedged when assessed appropriate.

The underlying currencies of our DFIs are the euro, Swiss franc, Japanese yen, Pound sterling and Australian dollar versus U.S. dollar and UDIs versus the peso.

During the fourth quarter of 2017, six DFIs entered into with the purpose of mitigating exchange rate risk expired.

Certain of the PMI subsidiaries face market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of these companies have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, some PMI subsidiaries will, from time to time, enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

Finally, a significant amount of PMI Trading's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

(iii)Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX's exports and domestic sales are directly or indirectly related to international hydrocarbon prices. Therefore, PEMEX is exposed to fluctuations in these prices. In terms of crude oil and natural gas, part of this risk is transferred to the Mexican Government under our current fiscal regime.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints.

PEMEX's exposure to hydrocarbon prices is partly mitigated by natural hedges between its inflows and outflows.

Since 2016, as a result of the changes in PEMEX's fiscal regime, our sensitivity to crude oil prices decreased. Nonetheless PEMEX worked on a hedging strategy for the following years in order to reduce its exposure to drops in crude oil price.

In April 2017, PEMEX entered into a crude oil hedge to partially protect our cash flows from decreases in the Mexican crude oil basket price below that established in the Federal Revenue Law. PEMEX hedged 409 thousand barrels per day from May to December 2017 for U.S. $133.5 million.

During the fourth quarter of 2017, PEMEX entered into a crude oil hedge to partially protect cash flows for the fiscal year 2018, from decreases in the Mexican crude oil basket price below that established in the 2018 Federal Revenue Law. PEMEX hedged 440 thousand barrels per day from January to December 2018 for U.S. $449.9 million.

During the fourth quarter of 2017, nineteen DFI entered into with the purpose of mitigating h*ydrocarbon price risk* expired.

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Until 2016, Pemex Industrial Transformation entered into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transferred the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. As of 2017, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to its customers, replacing Mex Gas Supply, S.L., however, to the fourth quarter of 2017 none DFI had been carried out under this mechanism. Due to the above, Pemex Industrial Transformation maintains a negligible or even null exposure to market risk. These portfolios have VaR and CaR limits in order to limit market risk exposure. During the fourth quarter of 2017, the expired DFIs fourteen swaps and six options as well with domestic customers, as with financial counterparties. This turned into a profit of $ 509.48, recognized under the concept of (Loss) Return in DFIs.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results. During the fourth quarter of 2017, PMI Trading closed eighteen DFIs positions listed in *CME-Clearport* related to commodities, with a profit (loss) of Ps. (640,038) recognized under the concept of (Loss) Return in DFIs. During the fourth quarter of 2017, PMI Trading had thirty-six margin calls, which accounted for a negative net flow of Ps. 546,230.

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

(iv)   *Risk Relating to the Portfolio of Third-Party Shares*

During 2017, PMI subsidiaries liquidated the total shareholding in Repsol, S.A. (Repsol), which were 23,416,219 shares.

Counterparty or Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. PEMEX monitors its counterparties' creditworthiness and calculate the credit risk exposure for its DFIs. As a risk mitigation strategy, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

In order to estimate the credit risk exposure to each financial counterparty, the potential future exposure is calculated by projecting the risk factors used in the valuation of each DFI in order to estimate the MtM value for different periods, taking into account any credit risk mitigation provisions.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. During the fourth quarter of 2017, none of the specified thresholds were reached.

In addition, PEMEX has long-term DFIs with mandatory early termination clauses, pursuant to which, at a given date, and irrespective of thecurrent MtM, the DFI will terminate and settle at the corresponding MtM, and PEMEX can either enter into a new DFI with the same counterparty or a new counterparty, which reduces the credit risk generated by the term of the DFI by bounding it to a specific date. As of the fourth quarter of 2017, there were no early terminations due to these clauses.

According to IFRS 13 "Fair Value Measurement," the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs. There were no defaults during the fourth quarter of 2017.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both us and the counterparty's credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the price volatility of natural gas.

In order to qualify for these DFIs, Pemex Industrial Transformation's customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, beginning on October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are terminated, rights to collateral are exercised and, if the collateral is insufficient to cover the fair value, natural gas supply is suspended until the payment is made.

On August 20, 2014, certain amendments to the credit guidelines were enacted which allowed Pemex-Gas and Petrochemicals, and now Pemex Industrial Transformation, to offer to its clients with an adequate credit rating, based on an internal financial and credit assessment, DFIs with an exemption from collateral requirements up to certain amount through a credit line approved by the credit committee. Moreover, if the credit line is insufficient to cover each client's exposure, the client is obligated to deposit collateral. If a client suffers an event of default, DFIs related to this client are terminated early and natural gas supply is suspended until the payment is made.

PMI Trading's credit risk associated with DFI transactions is minimized through the use of futures and standardized instruments that are cleared through CME-Clearport.

SENSITIVITY ANALISIS

PEMEX have entered into DFIs with the purpose to mitigate completely the market risk for specific flows or predetermined volumes associated to our operations. DFIs have the same characteristics (e.g. underlying, payment dates, amounts, or volumes) as the hedged position, but with the opposite exposure to the market risk factor. As a result of these mitigation strategies, PEMEX has a negligible sensitivity to the hedged market risk factors.

Given that PEMEX's hedges are cash flow hedges, the effectiveness thereof is maintained regardless of variations in the underlying assets or reference variables, in this sense, since, through time, asset flows are fully offset by the ones from liabilities flows. Therefore, is not necessary to measure or monitor the hedge effectiveness.

Natural Gas DFIs that Pemex Industrial Transformation offers to its domestic customers are reported as transactions with trading purposes. However, such operations are fully compensated with the operations entered into with their financial counterparts, until 2016 these DFIs were entered into with Mex Gas Supply, SL. As of 2017, Pemex Industrial Transformation must enter into DFIs with Petróleos Mexicanos under the opposite position to those DFIs offered to its customers, replacing Mex Gas Supply, S.L. Through this mechanism (back-to-back), Pemex Industrial Transformation maintains a negligible or even null market risk exposure, so a sensitivity analysis it's considered unnecessary, as well as to measure or monitor the hedge effectiveness.

Other DFIs have the objective of covering the commercialized hydrocarbon's price, where the DFIs' underlying is the same as the one involved in the commercialization, PMI Trading estimates the Value at Risk (VaR) of the IFD´s positions and products traded portfolio. It is noteworthy that the price fixing DFIs of PMI Trading (petroleum derivatives), are classified under cash and cash equivalents for accounting purposes due to its liquidity.

Quantitative information for disclosure [text block]

QUANTITATIVE DISCLOSURE

Accounting treatment applied and the impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they are related. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

As of December 31, 2017 and December 31, 2016, the net fair value of PEMEX's DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in our consolidated statement of financial position, was Ps. 12,367,474 and Ps. (26,010,486), respectively. As of December 31, 2017 and December 31, 2016, PEMEX did not have any DFIs designated as hedges.

All of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

For the periods ended December 31, 2017 and 2016, PEMEX recognized a net gain (loss) of Ps. 25,338,436 and Ps. (14,000,987), respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

According to established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of December 31, 2017 and December 31, 2016, PEMEX did not recognize any embedded derivatives (foreign currency or index).

FAIR VALUE OF DFIs

The summary of PEMEX's current DFIs along with their fair value is shown in the next tables:

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos, except as noted, as of December 31, 2017)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2018	2019	2020	2021	2022	Thereafter	
Interest Rate Swaps	Hedging	32,128,654	LIBOR USD 3M = 1.69428%	LIBOR USD 3M = 1.33389%	411,721	147,034	4,402,541	4,402,541	4,402,541	4,402,541	4,402,541	10,115,950	0
Currency Swaps	Hedging	308,825,153	MXN = 19.7867 1/EUR = 1.20055 1/GBP = 1.35305 JPY = 112.61639 UDI = 5.93455 CHF = 0.97475 AUD = 1.27861 Exchange rates against US dollar.	MXN = 18.1979 1/EUR = 1.1786 1/GBP = 1.3443 JPY = 112.4368 UDI = 5.8185 CHF = 0.9707 AUD = 1.2739 Exchange rates against US dollar.	11,568,018	4,823,045	4,535,474	60,139,621	60,599,948	5,994,374	31,613,071	145,942,663	0
Currency Options	Hedging	127,028,901	1/EUR = 1.20055 JPY = 112.61639 1/GBP = 1.35305 Exchange rates against US dollar.	1/EUR = 1.1786 JPY = 112.43682 Exchange rates against US dollar.	4,728,533	1,544,438	0	0	0	41,567,998	0	85,460,903	0
Only cupon swaps	Hedging	89,664,915	1/EUR = 1.20055 Exchange rates against US dollar.	1/EUR = 1.1786 Exchange rates against US dollar.	2,657,997	2,030,327	0	0	0	36,902,690	0	52,762,225	0
Currency Forwards	Trading	59,360,100	MXN = 19.7867 Exchange rates against US dollar.	MXN = 18.1979 Exchange rates against US dollar.	(2,006,461)	0	59,360,100	0	0	0	0	0	0

TABLE 2
Crude Oil Derivatives
(in thousands of pesos, except as noted, as of December 31, 2017)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) [1]	Underlying value (U.S. $ per barrel) [2]		Fair Value		Volume per Year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2018	2019	2020	2021	2022	Thereafter	
Crude Oil Options	Hedging	153.56	WTI NYMEX = 57.230 JICE Brent= 62.988	WTI NYMEX = 49.877 JICE Brent= 55.479	(5,010,187)	93,502	153.56	0	0	0	0	0	0

(1) Net Volume.
(2) Representative underlying asset value. Monthly average price per barrel

TABLE 3
Natural Gas Derivatives
(in thousands of pesos, except as noted, as of December 31, 2017)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter							
							2018	2019	2020	2021	2022	Thereafter	
Long Swaps	Trading	823,760	2.97	2.91	(6,114)	(4,017)	721,896	101,864	0	0	0	0	
Short Swaps	Trading	(823,760)	2.97	2.91	6,934	5,128	(721,896)	(101,864)	0	0	0	0	0
European Call	Trading												
Long		283,950	2.97	2.91	398	1,328	270,200	13,750	0	0	0	0	
Short		(283,950)	2.97	2.91	(397)	(1,326)	(270,200)	(13,750)	0	0	0	0	

(1) Representative underlying asset value.
Portfolio that integrates position with national clients and inverse position with international counterparties, maintaining a negligible exposure to market risk.

TABLE 4
Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity
(in thousands of pesos, except as noted, as of December 31, 2017)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) [1]	Underlying value (U.S. $ per barrel) [2]		Fair Value		Volume per Year						Collateral delivered [3]
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter							
							2018	2019	2020	2021	2022	Thereafter	
Futures	Trading	(2.1)	67.28	59.97	(141,693)	(74,188)	(2.1)	0	0	0	0	0	N.A
Exchange Traded Swaps	Trading	(1.3)	56.73	97.76	(99,680)	(201,587)	(1.3)	0	0	0	0	0	N.A

(1) Net Volume.
(2) Representative underlying asset value per barrel.
(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 202,655,381.4

TABLE 5
Financial Derivative Instruments from Treasury
(in thousands of pesos, except as noted, as of December 31, 2017)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value[1]		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter							
							2018	2019	2020	2021	2022	Thereafter	
Over The Counter Interest Rate Swaps	Trading	1,423,368	LIBOR USD 1M = 1.56425 %	LIBOR USD 1M = 1.23222%	(22,870)	(32,530)	301,629	314,780	328,316	283,855	167,259	27,259	0

(1) Representative underlying asset value.
LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of December 31, 2017 Ps. 19.7867 = US$1.00 and as of September 30, 2017 Ps. 18.1979 = US$1.00
The information in these tables has been calculated using the exchange rates as of December 31, 2017 Ps. 23.7549 = EUR$1.00 and as of September 30, 2017 Ps. 21.44804 = US$1.00

[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2017-12-31	Close Previous Exercise 2016-12-31
Subclassifications of assets, liabilities and equities [abstract]		
Cash and cash equivalents [abstract]		
Cash [abstract]		
Cash on hand	29,588,059,000	43,206,539,000
Balances with banks	26,004,828,000	28,223,888,000
Total cash	55,592,887,000	71,430,427,000
Cash equivalents [abstract]		
Short-term deposits, classified as cash equivalents	0	0
Short-term investments, classified as cash equivalents	41,980,627,000	92,102,086,000
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	41,980,627,000	92,102,086,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	97,573,514,000	163,532,513,000
Trade and other current receivables [abstract]		
Current trade receivables	119,489,664,000	75,952,706,000
Current receivables due from related parties	0	0
Current prepayments [abstract]		
Current advances to suppliers	0	0
Current prepaid expenses	14,088,571,000	27,094,012,000
Total current prepayments	14,088,571,000	27,094,012,000
Current receivables from taxes other than income tax	0	0
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	33,081,161,000	30,609,365,000
Total trade and other current receivables	166,659,396,000	133,656,083,000
Classes of current inventories [abstract]		
Current raw materials and current production supplies [abstract]		
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	566,514,000	486,372,000
Current finished goods	36,072,159,000	31,797,449,000
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	25,876,727,000	13,608,240,000
Total current inventories	62,515,400,000	45,892,061,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners [abstract]		
Non-current assets or disposal groups classified as held for sale	0	7,460,674,000
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	7,460,674,000
Trade and other non-current receivables [abstract]		
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

Concept	Close Current Quarter 2017-12-31	Close Previous Exercise 2016-12-31
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	148,492,909,000	148,607,602,000
Total trade and other non-current receivables	148,492,909,000	148,607,602,000
Investments in subsidiaries, joint ventures and associates [abstract]		
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	17,879,374,000	23,154,632,000
Total investments in subsidiaries, joint ventures and associates	17,879,374,000	23,154,632,000
Property, plant and equipment [abstract]		
Land and buildings [abstract]		
Land	44,551,815,000	44,573,336,000
Buildings	30,711,385,000	30,671,338,000
Total land and buildings	75,263,200,000	75,244,674,000
Machinery	0	0
Vehicles [abstract]		
Ships	0	0
Aircraft	0	0
Motor vehicles	16,461,004,000	13,533,397,000
Total vehicles	16,461,004,000	13,533,397,000
Fixtures and fittings	0	0
Office equipment	12,324,561,000	13,967,935,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	1,186,881,532,000	1,357,615,746,000
Construction in progress	144,663,491,000	206,426,289,000
Construction prepayments	0	0
Other property, plant and equipment	996,218,000	496,229,000
Total property, plant and equipment	1,436,590,006,000	1,667,284,270,000
Investment property [abstract]		
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill [abstract]		
Intangible assets other than goodwill [abstract]		
Brand names	0	0
Intangible exploration and evaluation assets	9,088,563,000	8,639,242,000
Mastheads and publishing titles	0	0
Computer software	0	0
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	5,590,077,000	5,560,492,000
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	5,935,051,000	4,410,133,000
Total intangible assets other than goodwill	20,613,691,000	18,609,867,000
Goodwill	0	0
Total intangible assets and goodwill	20,613,691,000	18,609,867,000
Trade and other current payables [abstract]		
Current trade payables	0	0
Current payables to related parties	0	0
Accruals and deferred income classified as current [abstract]		

Concept	Close Current Quarter 2017-12-31	Close Previous Exercise 2016-12-31
Deferred income classified as current	0	0
Rent deferred income classified as current	0	0
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	0	0
Current payables on social security and taxes other than income tax	0	0
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	138,744,163,000	151,649,540,000
Total trade and other current payables	138,744,163,000	151,649,540,000
Other current financial liabilities [abstract]		
Bank loans current	75,636,984,000	87,280,668,000
Stock market loans current	81,558,338,000	88,885,520,000
Other current iabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	17,745,979,000	30,867,956,000
Total Other current financial liabilities	174,941,301,000	207,034,144,000
Trade and other non-current payables [abstract]		
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current [abstract]		
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities [abstract]		
Bank loans non-current	221,126,326,000	247,335,933,000
Stock market loans non-current	1,659,539,278,000	1,559,668,609,000
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	1,880,665,604,000	1,807,004,542,000
Other provisions [abstract]		
Other non-current provisions	86,718,045,000	88,317,879,000
Other current provisions	0	0
Total other provisions	86,718,045,000	88,317,879,000
Other reserves [abstract]		
Revaluation surplus	0	0
Reserve of exchange differences on translation	45,338,941,000	50,720,022,000
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	(5,564,130,000)
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(196,013,207,000)	(221,614,013,000)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or	0	0

Concept	Close Current Quarter 2017-12-31	Close Previous Exercise 2016-12-31
disposal groups held for sale		
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	0	13,058,680,000
Total other reserves	(150,674,266,000)	(163,399,441,000)
Net assets (liabilities) [abstract]		
Assets	2,072,489,839,000	2,329,886,027,000
Liabilities	3,626,131,033,000	3,562,894,175,000
Net assets (liabilities)	(1,553,641,194,000)	(1,233,008,148,000)
Net current assets (liabilities) [abstract]		
Current assets	356,861,764,000	355,398,801,000
Current liabilities	382,355,863,000	426,189,887,000
Net current assets (liabilities)	(25,494,099,000)	(70,791,086,000)

[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2017-01-01 - 2017-12-31	Accumulated Previous Year 2016-01-01 - 2016-12-31	Quarter Current Year 2017-10-01 - 2017-12-31	Quarter Previous Year 2016-10-01 - 2016-12-31
Analysis of income and expense [abstract]				
Revenue [abstract]				
Revenue from rendering of services	18,976,483,000	14,427,081,000	7,402,211,000	4,104,643,000
Revenue from sale of goods	1,385,900,983,000	1,065,118,590,000	395,074,368,000	319,744,267,000
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	1,404,877,466,000	1,079,545,671,000	402,476,579,000	323,848,910,000
Finance income [abstract]				
Interest income	16,165,850,000	13,749,255,000	4,411,853,000	7,112,077,000
Net gain on foreign exchange	23,175,299,000	0	0	0
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	48,044,749,000	19,836,205,000	12,357,174,000	6,823,486,000
Other finance income	0	0	0	0
Total finance income	87,385,898,000	33,585,460,000	16,769,027,000	13,935,563,000
Finance costs [abstract]				
Interest expense	117,630,656,000	98,844,464,000	40,659,837,000	30,033,493,000
Net loss on foreign exchange	0	254,012,743,000	151,061,323,000	75,870,452,000
Losses on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	22,706,313,000	33,837,192,000	12,000,886,000	23,667,701,000
Other finance cost	0	0	0	0
Total finance costs	140,336,969,000	386,694,399,000	203,722,046,000	129,571,646,000
Tax income (expense)				
Current tax	379,321,770,000	311,189,679,000	94,268,024,000	90,386,269,000
Deferred tax	8,546,986,000	(46,668,244,000)	4,542,482,000	(46,387,370,000)
Total tax income (expense)	387,868,756,000	264,521,435,000	98,810,506,000	43,998,899,000

[800500] Notes - List of notes

Disclosure of notes and other explanatory information [text block]

See appendix 813000

Disclosure of summary of significant accounting policies [text block]

See appendix 813000

[800600] Notes - List of accounting policies

Disclosure of summary of significant accounting policies [text block]

See appendix 813000

[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting [text block]

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on July 20, 1938 and came into effect on that date.

On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the "Energy Reform Decree"). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States ("Mexico") through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the Ley de Petróleos Mexicanos (the Petróleos Mexicanos Law) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (Ministry of Energy) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos' activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015 the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and thereafter the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

The Subsidiary Entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene), are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the "Subsidiary Entities").

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were Pemex-Exploración y Producción, Pemex-Refinación (Pemex-Refining), Pemex-Gas and Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization (defined below) proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization proposal, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which will assume all of the rights and obligations of the existing Subsidiary Entities (the "Corporate Reorganization"). Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed in the productive state-owned subsidiary Pemex Industrial Transformation.

The Board of Directors of Petróleos Mexicanos also approved the creation of the following new Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services, Pemex Fertilizers and Pemex Ethylene. Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos) and the acuerdos de creación (creation resolutions) of each productive state-owned subsidiary. The Subsidiary Entities and their respective purposes are as follows:

- Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.

- Pemex Industrial Transformation: This entity performs activities related to refining, processing, import, export, trading and sale of hydrocarbons.

- Pemex Drilling and Services: This entity performs drilling services and repair and services of wells, among others.

- Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services, among others.

- Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly, among others.

- Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services, among others.

- Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others, among others.

On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation. Each creation resolution included a provision establishing that the creation resolution would come into effect once the required administrative procedures to start operations were in place and the Board of Directors of Petróleos Mexicanos issued and published a statement related to each creation resolution in the Official Gazette of the Federation.

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015. On December 29, 2015, a modification to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production was published in the Official Gazette of the Federation and became effective that same date. On May 12, 2016, a modification to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production was published in the Official Gazette of the Federation and became effective that same date.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

As of the date of this report, all of the creation resolutions of the productive state-owned subsidiaries have come into effect.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The "Subsidiary Companies" are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3 a).

"Associates," as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3 a).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX."

PEMEX's address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Delegación Miguel Hidalgo, 11300 Ciudad de México, México.

NOTE 2. BASIS OF PREPARATION

a. Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of December 31, 2017 and 2016, and for the twelve-month periods ended December 31, 2017 and 2016, in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX's audited consolidated financial statements for the year ended December 31, 2016. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On February, 23, 2018, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Carlos Treviño Medina, Chief Executive Officer, Mr. David Ruelas Rodríguez, Chief Financial Officer, Mr. Manuel Salvador Cruz Flores, Deputy Director of Accounting and Tax Matters, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

b. Basis of measurement and going concern

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost, present value or value-in-use. The principal items measured at fair value are derivative financial instruments ("DFIs"). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits. The principal items measured at value-in-use are some components of wells, pipelines, properties, plant and equipment.

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations.

For the years ended December 31, 2017 and 2016, PEMEX recognized a net loss of Ps. 333,353,642 and Ps. 191,144,342, respectively, caused mainly by the decrease in international oil prices, the high tax burden applicable to the industry and the depreciation of the peso against the U.S. dollar. Additionally, as of December, 31, 2017 and 2016, PEMEX had a negative equity of Ps. 1,553,641,194 and Ps. 1,233,008,147, respectively; a negative working capital of Ps. 25,494,099 and Ps. 70,791,086, respectively; and net cash flows used in operating activities of Ps. 58,513,848, for the year ended December 31, 2017.

PEMEX believes net cash flows from its operating and financing activities, including the use of lines of credit with certain banks, will be sufficient to meet its working capital needs, debt service and capital expenditure requirements and maintain its financial strength and flexibility in the twelve months following the date of issuance of these unaudited condensed consolidated interim financial statements.

PEMEX continues to implement actions and business strategies that enable it to operate competitively and efficiently and take advantage of benefits of the Energy Reform Decree. PEMEX began implementing certain of these actions and strategies, as further described below:

- 2017-2021 Business Plan: On November 3, 2016, PEMEX announced its business plan for the five-year period from 2017 through 2021, which is designed to improve cash flows, reduce net indebtedness, strengthen its financial balance, reduce financial losses in its national refining system and plan for continued cost-cutting and administrative discipline, as well as the establishment of additional alliances and partnerships, including an intensive farm-out program. The business plan was prepared conservatively and does not include additional income from the disposal of assets.

- Plan for 2017: The 2017 actions under the business plan established certain objectives that PEMEX achieved with respect to its Subsidiary Entities as follows:

  - Pemex Exploration and Production's investments continue focusing on the most profitable projects, as well as on farm-outs and other partnerships aimed at increasing hydrocarbon production.

  - On March 3, 2017, Pemex Exploration and Production signed the first farm-out project with BHP-Billiton for the Trion project, as well as the partnership with Chevron and Inpex Corporation for the rights to block 3 North of the Plegado Perdido, both in deep waters.

  - On May 2, 2017, the *Comisión Nacional de Hidrocarburos*, (National Hydrocarbon Commission, or "CNH") signed with Pemex Exploration and Production the Contract for Crude Oil Drilling under the shared shallow-water production scheme.

  - On May 30, 2017, Petróleos Mexicanos obtained the approval from the CNH for the assignment of a new area that includes an area to the south of the maritime border with the United States, in the deep waters of the Gulf of Mexico.

  - On September18, 2017, the CNH published the call for the international public bidding process for the Nobilis-Maximino deep-water block located in the Cinturón Plegado Perdido area of the Gulf of Mexico; as of December 31, 2017, this process is stopped, due to adequate conditions were not favorable to ensure a broad participation; therefore, Pemex Exploration and Production will evaluate the best moment to continue with this process and will continue performing actions to reduce the risk of the project.

- Similarly, on June 19, 2017, Pemex Exploration and Production was awarded in Round 2.1 the rights to develop two blocks in shallow waters as a consortium with Deutsche Erdoel AG (DEA) from Germany and Ecopetrol from Colombia. On September 25, 2017, Pemex Exploration and Production signed the Contracts for the Exploration and Extraction of Hydrocarbons in shallow waters with DEA and Ecopetrol.

- On October 4, 2017, Pemex Exploration and Production finalized two farm-outs for the optimization of the development of the onshore fields of Cárdenas-Mora and Ogarrio with the companies Cheiron Holdings Limited from Egypt and DEA.

- On November 3, 2017, Petróleos Mexicanos announced the discovery of the largest onshore reservoir of light-crude oil and gas in the last 15 years. This field is located in the state of Veracruz, close to existing infrastructure from production wells to the National Pipeline System. It is estimated that this field has an original volume of over 1,500 million barrels of oil equivalent (BOE), which could represent total reserves of approximately 350 million BOE.

- On December 18, 2017, Pemex Exploration and Production and the British company Petrofac, together with the CNH, signed the exploration and extraction contract for the onshore fields Santuario and el Golpe, which are located in the state of Tabasco.

- On January 31, 2018, Pemex had a successful participation in the Fourth Call of Round 2 of the Call for Bids of the CNH, awarding the assignment of four of the blocks that were part of the Round, all in deep waters in the Gulf of Mexico. Pemex Exploration and Production and the Anglo- Dutch oil company Shell achieved Block 2 of the Perdido area. Furthermore, the Consortium formed by PEP, Chevron and Inpex awarded area 22 of the Cuenca Salina province. Individually, Pemex received the assignment of Block 5 in the Perdido area and area 18 of the Mexican Range province.

The signature of all these contracts will contribute to increase our reserves and hydrocarbon production with their respective economic benefits.

- Pemex Industrial Transformation worked in partnerships for auxiliary services and the reconfiguration of certain refineries. On February 23, 2017, Pemex Industrial Transformation subscribed the auxiliary services contract with Air Liquide México. S.A. de R.L. de C.V. for hydrogen supply in the Miguel Hidalgo Refinery in Tula, Hidalgo.

- In September, 2017, Pemex Industrial Transformation began the selection process for partners for the hydrogen supply projects for the Ing. Héctor R. Lara Sosa Refinery in Cadereyta, Nuevo León and the Francisco I. Madero Refinery in Ciudad Madero, Tamaulipas.

- On October 5, 2017, derived from changes in the business lines strategy, it was authorized the transfer of the functions from Pemex Cogeneration and Services to Pemex Industrial Transformation, as well as the liquidation of the Subsidiary Entity Pemex Cogeneration and Services.

- Pemex Logistics is being transformed from a company designed to ensure that Petróleos Mexicanos and its subsidiaries are properly supplied to one that provides profitable and competitive services to multiple customers. On May 2, 2017, PEMEX announced the results of the first Open Season Public Auction held by Pemex Logistics whereby, on July 18, 2017, PEMEX undersigned the contracts with Tesoro, a U.S. company. Under the contracts, Tesoro may use the duct transportation and storage system in the northwest of Mexico. On December 18, 2017, the Comisión Reguladora de Energía (the Energy Regulatory Commission, or "CRE") approved the Phase 2 of the Open Season.

- PEMEX's business plan also describes its goal to increase the profitability of Pemex Fertilizers, Pemex Ethylene and Pemex Drilling and Services through service contracts and partnerships for the modernization of their facilities. On July 6, 2017, Pemex Ethylene, successfully concluded the e-auction to adjudicate quantities of ethylene oxide, in which 100% of the volume available was placed at a market price that balanced both offer and demand and was higher than the historical price.

- Plan for 2018: The 2018 actions establish certain objectives that PEMEX expects to achieve with respect to its Subsidiary Entities as follows:

  - Pemex Exploration and Production will focus its activity on maintain the production levels and develop farm-outs and associations with the aim of increasing its operation and, eventually, the production of hydrocarbons in the mid-term. The migration of integrated E&P contracts and financed public works contracts (COPF) to Exploration and Extraction Contracts (EEC) are scheduled to accelerate as well as the rehabilitation reincorporation activities of wells with exploitation possibilities. In 2018, Pemex Exploration and Production will continue to promote actions that enable the efficiency processes and optimization of costs.

  - In order to continue to take advantage of the benefits of the Energy Reform and to confirm the economic sustainability of the company, in 2018 and in the up-coming years, Pemex will be focusing its efforts on the following strategies: 1) establish a model of Exploration that allows to achieve the objective of incorporating reserves 3p; 2) develop the master plan for the development of shales; 3) contain and reverse the declination of production through reactivation and maintenance of closed wells through integrated services; 4) continue with farm-outs to develop complex fields and leverage third-party resources; 5) establish schemes to attract additional investment; 6) increase revenues from hydrocarbons trading; 7) strengthen operational efficiency and cost control.

  - Pemex Industrial Transformation continues working in 2018 in some refineries reconfiguration and auxiliary services as well as focusing on the following strategies: to keep facilities safe and reliable, improve the financial balance, maintain a market partition over 65% and eliminate debts, which will help to improve its refining margin.

- 2016 Budget Adjustment: In 2017, PEMEX developed actions from its Plan de Ajuste Presupuestal 2016 (2016 Budget Adjustment Plan) which were included in its 2017-2021 Business Plan.

- Pension Reform. As of January 1, 2016, new employees are entitled to receive a defined contribution pension plan, pursuant to which both PEMEX and its employees contribute to each employee's individual account, in contrast to the existing defined benefit pension plan, pursuant to which only PEMEX contributes. Additionally, in August, 2017, PEMEX started the program to invite existing employees to migrate from the defined benefit plan to the defined contribution plan, which reduces increases in PEMEX's employee benefits service cost and its employee benefits liability.

- Asset Sales. An important strategy identified in the business plan is to focus the company's efforts on those activities considered as the most profitable, leading PEMEX to continue assessing the divestiture of non-essential assets to obtain financial resources for PEMEX's projects.

- On October 5, 2017, PEMEX announced the divestiture of its participation in the Ramones II Norte gas pipeline (50% interest of Pemex Industrial Transformation in Ductos y Energéticos del Norte and 5% indirect interest of Pemex Industrial Transformation TAG Norte Holding). On November 10, 2017, the Comisión Federal de Competencia Económica (the Federal Commission for Financial Competence, or "COFECE") authorized the divestiture in Ductos y Energéticos del Norte, closing the operation on November 16, 2017. PEMEX estimates that TAG Norte Holding divestiture will conclude in the first semester of 2018.

- Decreased Debt Financing: PEMEX decreased its financing during the year 2017 from Ps. 231,618,067 of net indebtedness exercised in 2016 to a net indebtedness of Ps. 72,412,672. In addition, PEMEX assessed opportunities for liability management in accordance with market conditions. The liability management transactions completed in October 2016, July 2017 and February 2018, allowed the exchange of near to maturity securities for longer term maturity securities with better conditions, strengthening its financial position. As a result of this strategy, Standard & Poor's and Fitch increased PEMEX's ratings outlook from negative to stable. For the fiscal year of 2018, the Federal Income Law applicable to PEMEX authorized for Petróleos Mexicanos and its Subsidiaries Entities an internal net debt up to Ps. 30,000,000 and an external net debt up to US$ 6,182,800. In addition, PEMEX will continue to assess opportunities for liability management in accordance with market conditions.

- New Budget: On July 14, 2017, the Board of Directors of Petróleos Mexicanos approved a proposal for the annual consolidated budget of Petróleos Mexicanos and its Subsidiaries Entities for 2018, which was subsequently approved by the Chamber of Deputies on November 9, 2017.

The consolidated annual budget of Petróleos Mexicanos and its Subsidiary Entities for 2018 is approximately Ps. 391,946,000, a 1.7% increase as compared to the Ps. 385,211,257 annual consolidated adjusted budget for 2017.

- The structural changes arising from the Energy Reform, and the actions taken by management are aimed at ensuring the continuity of PEMEX's operations, reducing costs, generating more revenue and operating more efficiently.

- In 2017, PEMEX entered into a crude oil hedge program to partially protect its cash flows from decreases in the price of Mexican crude oil.

Petróleos Mexicanos and its Subsidiaries Entities are not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX's existing financing agreements include any clause that could lead to the demand for immediate payment of the respective debt due to having negative equity.

PEMEX prepared its unaudited condensed consolidated interim financial statements as of December 31, 2017 and 2016 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity's ability to continue operating, including recurring net losses, negative working capital, negative equity and negative cash flows from operating activities. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

c. Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

i.   the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.   Petróleos Mexicanos and its Subsidiary Entities have budgetary autonomy, subject only to maintaining the financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government) and the spending cap of personnel services proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

iii.   employee benefits provision was approximately 35% and 34% of PEMEX's total liabilities as of December 31, 2017 and 2016, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.   cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of several products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico's monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

d. Translation of financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the weighted average exchange rate of the period for income and expenses reported in the statement of comprehensive income.

e. Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "US$" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Information about estimates, assumptions and critical accounting policies that have the most significant effects on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

- Note 3(e) Financial instruments
- Note 3(h) Wells, pipelines, properties, plant and equipment, including the successful efforts method
- Note 3(j) Impairment of non-financial assets
- Note 3(l) Provisions
- Note 3(m) Employee benefits
- Note 3(n) Income taxes and duties
- Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the periods presented and followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

a. Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions of the consolidated companies; income and expenses, as well as unrealized profits and losses resulting from operations between them have been eliminated in the preparation of its unaudited condensed consolidated interim financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of PEMEX's participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment of the investment.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed to or has rights to variable returns from the company and has the ability to affect those returns through its power over the company.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of Petróleos Mexicanos' unaudited condensed consolidated interim financial statements applying the same accounting policies.

For more information about Subsidiary Companies, see Note 4.

Investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is presumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control of an arrangement. A joint arrangement is either a joint venture, where both of the parties have rights to the net assets of the arrangements, or a joint operation, where the parties have both rights to the assets, and obligations for the liabilities relating to the arrangements.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to the share of each party and in accordance with the applicable IFRS for each of those items. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is liable for obligations incurred by those associates and joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interests

The equity interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the unaudited condensed consolidated interim statements of financial position, the unaudited condensed consolidated interim statements of changes in equity (deficit) as "non-controlling interests" and as "net income and comprehensive income for the period, attributable to non-controlling interests," in the unaudited condensed consolidated interim statements of comprehensive income.

Dividends in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of dividends in non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to these measurements of the fair value, between the date on which the distribution is declared and the date when the assets are transferred, are recognized directly in equity.

When distributing non-cash assets, any difference between the carrying amount of the liability for distribution of dividends and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

b. Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured as the acquisition date fair value, and the amount of any non-controlling interest in the acquiree.

When PEMEX acquires a business, it assesses the acquired assets and liabilities in order to appropriately classify and designate each, taking into account the contractual terms, economic circumstances and other pertinent conditions as of the date of the acquisition. This includes the separation of embedded derivatives in host contractors by the acquiree. Acquired petroleum reserves and resources that can be reliably measured are recognized separately in the assessment of fair values on acquisition. Other potential reserves and rights, for which fair values cannot be reliably measured, are not recognized separately, but instead are subsumed in goodwill.

For business combinations achieved in stages, any previously held equity interest is measured at its acquisition date fair value, and any resulting gain or loss is recognized in income or loss or other comprehensive income.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 "Financial instruments: Recognition and Measurement" is measured at fair value, with changes in fair value recognized in income or loss or other comprehensive income. If contingent consideration is not with the scope of IAS 39, it is measured in accordance with the appropriate IFRS requirement. Contingent consideration that is classified as equity is not remeasured, and subsequent settlement is accounted for within equity.

Goodwill, which is initially measured at cost, is the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net asset acquired is greater than the aggregate consideration transferred (bargain purchase), before recognizing a gain, PEMEX reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash generating unit that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill is allocated to a cash generating unit and certain of the operations in that unit are disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash generating unit retained.

c. Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated and recorded at exchange rates at the dates of the transactions and/or of the presentation of financial information.

Exchange differences arising from the settlement of monetary items or from the translation of monetary items into rates different from those at which they were translated on their initial recognition, are recognized in the results of operations in the reporting period in which they arise. When a gain or loss from a non-monetary item is recognized in other comprehensive results, any exchange difference included in that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss from a non-monetary item is recognized in the results of operations, any exchange difference included in that gain or loss is recognized in the results of operations for the period.

d. Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i.   in the principal market for the asset or liability; or

ii.   in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

e. Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; and (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the unaudited condensed consolidated interim statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive results and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are initially recognized at fair value. After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the unaudited condensed consolidated interim statements of comprehensive income.

Derivative financial instruments

DFIs presented in the unaudited condensed consolidated interim statements of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the unaudited condensed consolidated interim statements of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows. Impairments by asset are:

Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in profit or loss.

Impairment in available-for-sale financial assets

In addition to the above-mentioned, a significant or prolonged decline in the fair value of an investment in an available- for- sale equity instrument is also objective evidence of impairment.

When there is objective evidence of the impairment of an asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases, this shall be reversed in other comprehensive income.

f. Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, net of overdrafts, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within 12 months is presented as non-current assets.

g. Inventories and cost of sales

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advance payment to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

h. Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16"), initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.

The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, interest on financing and any other costs directly attributable to start up. In some cases the cost also includes the cost of plugging of wells and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operation conditions are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of other elements of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment are significant relative to the total cost of the item, the part is depreciated separately.

Estimated useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is recorded as a deferred liability based on the period in which the assets will provide services to the customers.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

i. Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In accordance with the aforementioned and based on the applicable regulation as of the date of these unaudited condensed consolidated interim financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes because they are not PEMEX's property. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with the definitions, methods and procedures established in Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the U.S. Securities and Exchange Commission ("SEC") as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation and amortization line item.

j. Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset or its cash-generating unit exceeds the recoverable amount, PEMEX records an impairment charge in its consolidated statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash flows independently from other assets or groups of assets.

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value, of the net future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit, assuming that such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined using the value in use based on the proved reserves and probable reserves, in some cases, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other investments are recognized as profit (loss) sharing in associates.

An impairment loss shall be reversed if there has been a change in the estimates used since the date when the impairment loss was recognized. These reversals will not exceed the carrying value of the asset as though no impairment had been recognized. Impairment losses and reversals are presented in a separate line item in the statement of comprehensive income.

k. Leases

The determination of whether an agreement is or contains a lease is based on the economic substance of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant effective interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease and variable rent payments are recognized in the operating results on an accrued basis.

l. Provisions

PEMEX recognizes provisions when, as a result of a past event, PEMEX has incurred a legal or assumed present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted as expenses or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period expenses.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

m. Employee benefits

Beginning January 1, 2016, Petróleos Mexicanos and the Subsidiary Entities operates both a defined contribution plan and a defined benefit pension plan. Until December 31, 2015, PEMEX only operated a defined benefit pension plan.

Defined contribution pension plan

In this plan, both Petróleos Mexicanos and the Subsidiary Entities and its employees contribute to the worker's individual account. PEMEX's contributions are recognized on an accrual basis as cost, expense or asset, and are credited to liability.

Contributions to the defined contribution plan that are not expected to be fully settled within 12 months after the end of the annual reporting period in which the employee rendered related services will be discounted using the defined benefit plan discount rate.

Defined benefit plan

Under the defined benefit plan, Petróleos Mexicanos and the Subsidiary Entities are the only parties that contribute to a trust, which is managed separately. Petróleos Mexicanos and the Subsidiary Entities recognize the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they are determined.

The costs of prior services are recognized within profit or loss for the period in which they are determined.

The asset or liability in the defined benefit plan comprises the present value of the defined benefit obligation less the fair value of plan assets for which obligations have to be settled. The value of any asset is limited to the present value of any economic benefit represented by the plan reimbursements or reductions of the future contributions to the plan.

In addition, other long term employee benefits include the seniority premiums payable for disability, death and survivors benefits, medical services, gas and basic food basket for beneficiaries.

Termination benefits are recognized in profit or loss for the year in which they are incurred.

The obligations and costs of the defined benefit plan recognized in the interim periods are determined based on the actuarial calculation of the previous year.

n. Income taxes and duties

Current income tax

Current income tax assets or liabilities for the current and prior years are measured as the amount expected to be paid or to be recovered from the tax authorities, using either the tax rates in force or tax rates which are in the process of being approved and are substantially completed by the end of the year.

Current income taxes related with items that are recognized as equity shall be presented in the other comprehensive income of the year. Periodically, PEMEX evaluates the positions taken in its tax returns for those regulations that are subject to interpretation and books corresponding provisions, if it is deemed necessary.

Deferred income taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

- the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences and the carry forward of both unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences, and that the carry forward of both unused tax credits and unused tax losses can be utilized, unless:

- the deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability derived from a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period. PEMEX reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized to the extent that it is probable that future taxable income will be sufficient to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset, if PEMEX has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Income taxes and duties

PEMEX is subject to taxes and special duties, which are based on the value of hydrocarbons extracted, with certain deductions.

These taxes and duties are recognized in accordance with IAS 12, "Income Taxes" (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

o. Impuesto Especial sobre Producción y Servicios

(Special Tax on Production and Services, or "IEPS Tax")

The IEPS Tax charged to customers is a withholding on domestic sales of gasoline, diesel and fossil fuels. The applicable quotas depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

p. Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

q. Revenue recognition

Sales revenue is recognized at the moment when the risks and benefits of ownership of crude oil, refined or gas products, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- in accordance with contractual terms;

- the moment at which the customer picks up product at PEMEX's facilities; or

- the moment at which PEMEX delivers the product to the delivery point.

Services rendered are recognized as services income when the customers accept the receipt of the services.

r. Presentation of unaudited condensed consolidated interim statements of comprehensive income

The costs and expenses shown in PEMEX's unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Revenues

Represents revenues from sale or products or services.

Cost of sales

Cost of sales represents the acquisition and production costs of inventories at the time of sale. Cost of sales mainly includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Other revenues (expenses), net

Other revenues (expenses), net consist primarily of income and expenses that are not related directly to the operation of PEMEX.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX's areas that provide administrative support.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income, net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the period associated with DFIs.

Foreign exchange loss, net

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income (loss) for the period.

s. Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

t. Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

PEMEX classifies a non-current asset, or disposal group of assets, as held for sale if (a) its carrying amount will be recovered principally through a sale transaction rather than through continuing use; (b) the asset or group of assets is available in its present condition for immediate sale and (c) the sale is expected to be completed within one year from the date of classification, or more, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value minus cost of sales and presented in a separate line item in the unaudited condensed consolidated interim statements of financial position. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position. Those assets and liabilities are not offset and presented as a single amount.

Non-current asset held for distribution to owners

When PEMEX agrees to distribute a non-current asset, or a disposal group of assets, to owners, this asset or disposal group of assets, is classified as held for distribution to owners if: a) a non-current asset or disposal group of assets is available for immediate distribution in its present condition and b) the distribution must be highly expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount and fair value less cost of distribution and it is presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

The liabilities of a disposal group classified as held for distribution to owners are presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and shall be presented as a single amount.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and either:

- represents a separate major line of business or geographical area of operations;

- is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or

- is a subsidiary acquired exclusively with a view to resale.

The revenues or expenses from discontinued operations, including profits or losses from previous years, are presented in a specific line item in the unaudited condensed consolidated interim financial statements of comprehensive income.

u. New IFRS not yet adopted

The IASB issued amendments and new IFRS that are not effective as of the issuance date of these consolidated interim financial statements but could have effect in subsequent PEMEX's financial information.

Amendments effective for periods beginning in 2018:

a)   IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15")

IFRS 15 Revenue from Contracts with Customers provides a complete conceptual framework to determine the dates and amounts to be recognized of revenues from contracts with customers. This Standard replaces existing revenue recognition guidelines, including IAS 18 Revenue from Ordinary Activities, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs and IFRIC 15 Agreements for the construction of real estate.

PEMEX will adopt IFRS 15 using the modified retrospective transition method. According to this method, the adoption adjustment of the standard will be recognized as of January 1, 2018, as an accumulated effect in the accumulated results or other equity component, as applicable. To determine the adoption adjustment, the practical expedient was used in which IFRS 15 guidelines are applied only to contracts that have not been completed as of December 31, 2017. A non-completed contract is a contract in which the entity has not transferred all the agreed goods or services. For contracts that have been completed before December 31, 2017, but all revenue has not been recognized as of that date, the current accounting policies under IAS 18 will continue to apply to the pending of recognition revenue during 2018. For contracts that take effect as of January 1, 2018, the revenue recognition will be in accordance with IFRS 15 guidelines.

As of December 31, 2017, no significant non-completed contracts were identified, whereby an impact on the initial adoption effect of this standard is not expected. However, there will be important changes in accounting policies for contracts issued as of January 1, 2018.

As part of the implementation, different types of revenue from contracts with customers have been identified, evaluated and documented, as well as the main changes in accounting policies that will be reflected as of January 1, 2018 over new contracts. The main changes in accounting policies are as follows:

Sale of products with other services:

The sale of products includes oil, refined products, gas, petrochemicals, fertilizers and other sales. Until December 31, 2017, freight and other services were recognized separately when selling and billing products, (freight, capacity, transportation, turbosine handling, etc.). Under IFRS 15, the accounting unit for revenue recognition is the performance obligation for which each contract was evaluated; some services that are currently recognized separately must now be presented as a single performance obligation together with the sale of the product in accordance with IFRS 15.

Under IFRS 15, when services contracted by Pemex such as freight, turbosine handling, transportation, and the capacity are performed before the control of the product is transferred, they are not considered a separable performance obligation, and accordingly must be part of the performance obligation of the product sale; these types of services will result in changes to the presentation of revenue from products and services sales in the income statement.

This evaluation was also carried out for the sale of gas when the transportation and capacity is contracted directly by the customer with CENAGAS and PEMEX manages the payment with CENAGAS on behalf of the customer. In these cases, it was concluded that the performance obligations would be the sale of the gas (before transportation) and an intermediation by the management service with CENAGAS on the capacity and transport after the transfer of control. Until December 31, 2017, revenues from the product and transportation and capacity were recognized as a single item. With the new evaluation, revenue from the product sale and revenue from the management service (revenue from capacity and transportation net of its costs) will be recognized in a separate basis.

Services:

Services include transportation and storage of hydrocarbons, petroleum, petrochemicals, refined products, gas, petrochemical derivatives, fertilizers and others.

Rental services and some transportation services are currently presented in the revenues from services line item in the income statement. Many of the cases of services with components of leases are less than one year operating leases. Revenues corresponding to leasing have not been presented separately from revenues from services.

Under IFRS 15, leases cannot be presented in the same line of revenues from services, as the items in the scope of IFRS 15. The main change in accounting policy would be the separation and presentation of service and lease components.

Determination of the transaction price:

Refunds, discounts, quantity and quality claims (in favor or against) and penalties (to customers or Pemex) of breaches related to the sale of certain products are currently recognized as revenues. However, no estimates are being made when recognizing revenues using one of the two methods of IFRS 15. It is expected that applying these estimates could change the current practice and the amount of revenue recognition at the time of the transfer of control.

Under IFRS 15, revenues will be recognized considering estimates of variable considerations to the extent that it is highly probable that a significant reversal does not occur in the amount of accumulated revenues. As a result, mechanisms will be established to estimate refunds, discounts, quantity and quality claims and penalties at the time that the control of the product is transferred, considering the revenues limitation.

Revenue recognition

Revenues are currently recognized when the risks and benefits of the product are transferred, which occurs when the customer picks up or receives the product at PEMEX´s facilities or at a specific point of sale and accepts the products assuming risks and benefits related to the transfer of ownership.

Under IFRS 15, revenues from products sale are recognized when the contractual obligation is satisfied, and the control of the products is transferred to the customer. There will be changes in the revenue recognition of gas sale and certain services from "one point in time" to "over time". However, a significant change is not expected because in some cases the practical expedient of "billing right" will be applied for the measurement and recognition of the degree of progress.

b)   IFRS 9, "Financial Instruments" ("IFRS 9"(2014))

In July 2014, the IASB finalized the accounting reform of financial instruments and issued IFRS 9 (revised in 2014), which contains the requirements for, a) the classification and measurement of financial assets and liabilities, b) impairment methodology, and c) general information about hedge accounting. IFRS 9 (revised in 2014) will replace IAS 39 Financial Instruments: Recognition and Measurement as of its effective date.

These requirements should be applied retrospectively and, as permitted by IFRS 9 transitional provisions, it is not necessary for companies to restate comparative figures. Any adjustment in the carrying amounts of the financial assets and liabilities at the transition date is recognized by affecting the accumulated results in the initial opening period.

The classification criteria depends on a combination of two important factors:

a)definition of a business model, which refers to how an entity holds the financial assets to collect the contractual cash flows; and

b)the contractual terms of the financial asset give rise on specified dates to cash flows must be represented "Solely payments of principal and interest "(SPPI). Once these factors are met, the asset can be measured as follows:

- Amortized cost: Financial Instruments under a business model whose objective is only the collection of contractual cash flows which are composed of principal and interest payments and where there are no significant sales unjustified and fair value is not a key factor in the management of these financial assets and the characteristics of cash flows represent substantially a "basic loan agreement" or SPPI. Unjustified sales are different from sales related to an increase in the credit risk of an asset or unexpected financing needs.

- Fair value with changes through other comprehensive income ("FVOCI"): Financial Instruments in a business model whose objective is to obtain cash flows and the sale of those assets, where fair value is a key factor in its management. In addition, the characteristics of the contractual cash flows represent substantially a "basic loan agreement".

- Fair value with changes through profit or loss ("FVPL"): Financial instruments in a business model whose objective is not the aforementioned models, where fair value is a key factor in the management of these assets, and the financial instruments whose contractual cash flow characteristics do not substantially represent a "basic loan agreement".

Requirements of IFRS 9 related to Impairment of Financial Assets replace the impairment model of IAS 39 called "loss incurred model" by an impairment model called "expected credit loss". This impairment model of "expected credit loss" will be applicable to Financial Assets that are not measured at FVPL.

The expected credit loss recognized for impairment purposes under IFRS 9 will be equivalent to a 12-month reserve, except when the financial instrument presents a "significant increase in credit risk" or presents objective evidence of impairment, recognizing a reserve equivalent to the remaining life of the financial instrument, based on the definition of general approach under IFRS 9.

IFRS 9 Implementation and government strategy

PEMEX has established a multidisciplinary working group with the objective to adapt its processes to the new standard in relation to the classification and measurement of financial instruments and the impairment estimation of credit risk, ensuring that these processes have been applied and adopted in accordance with IFRS 9.

Regarding classification and measurement, PEMEX carried out an analysis of its financial assets in order to identify those that could trigger a change in the accounting methodology, due to the definition of the business model and the breach to meet the SPPI test requirements.

IFRS 9 Implementation analysis

PEMEX has defined January 1, 2018 as the initial date of adoption of IFRS 9 "Financial Instruments" and according to the transitional standard in IFRS 9, PEMEX will not restate previous periods for comparison purposes and any difference that may arise as a result of the adoption of IFRS 9 between the previous carrying amount and the carrying amount at the beginning of the reporting period shall be recognized in accumulated results over the opening initial period.

As a result of the implementation strategy towards the adoption of IFRS 9 and based on compliance with the classification and measurement requirements, PEMEX has concluded that most of its financial assets will continue to be recognized at the current category as follows:

| | Classification | | |
Assets	IAS 39	IFRS 9	Change
Cash and cash equivalents	Amortized Cost	Amortized Cost	No
Available-for-sale financial assets	FVOCI	FVOCI	No
Derivative financial instruments	FVPL	FVPL	No
Long-term notes receivable	Amortized Cost	Amortized Cost	No

Capital or debt instruments classified as available for sale financial assets will continue to be measured at FVOCI.

As a result of the implementation strategy towards the adoption of IFRS 9 and based on compliance with the impairment requirements, PEMEX has concluded that the financial assets most affected by the impairment estimate under the expected credit loss model will be its accounts receivables, in relation to the long-term notes of which PEMEX is holder and that were issued by the Federal Government, the evaluation of the possible impairment involved in the notes will be made using the simplified approach of calculation of impairment contemplated under IFRS 9.

PEMEX considers probable that impairment losses increase and present more volatility for instruments under the new methodology of expected credit losses. Furthermore, PEMEX considers that most of its accounts receivable are short-term without a significant financial component, so the simplified approach will be applied.

The preliminary evaluation of PEMEX indicates that the application of the impairment requirements of IFRS 9 as of December 31, 2017 will impact the accounts receivable reserves as of January 1, 2018. An increase between 39.0% and 51.1% is expected in the accounts receivable reserves as compared to impairment losses incurred in accordance with IAS 39.

c)   Interpretation of IFRIC 22 "Foreign Currency Transactions and Advance Considerations" (IFRIC 22)

As of December 2016, IASB published an interpretation of IFRIC 22 developed by the International Financial Reporting Standards Interpretations Committee (the Interpretations Committee). The interpretation clarified when to recognize payments and collections of foreign currency transactions paid in advance due the fact that it observed some diversity in practice regarding these transactions.

The interpretations recognized foreign currency transactions when:

- there is consideration that is denominated or priced in a foreign currency;

- the entity recognizes a prepayment asset or a deferred income liability in respect of that consideration, in advance of the recognition of the related asset, expense or income; and

- the prepayment asset or deferred income liability is non-monetary.

   The Interpretations Committee concluded that:

- The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non- monetary prepayment asset or deferred income liability.

- If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Entities may apply the rule retrospectively, or prospectively, in accordance with IAS 8 with certain exemptions.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Standards effective for periods beginning in 2019

a) IFRS 16, "Leases" ("IFRS 16")

In January 2016, the IASB published a new accounting standard IFRS 16, which replaces IAS 17, "Leases and Guide interpretations."

The main changes from the previous standard are:

- IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;

- the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;

- the distinction between financial and operating leasing is removed, therefore, the assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low-value assets; and

- the standard does not include significant changes to the requirements for accounting by lessors.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15, "Revenue from Contracts with Customers."

PEMEX has established a multidisciplinary working group to the adoption of IFRS 16. PEMEX's working plan considers the following phases: (i) training, (ii) obtaining information, (iii) diagnostic, (iv) determination of initial adjustments and (v) integration of change. As of the date of these consolidated interim financial statements, the training phase for the accounting staff is complete and PEMEX is in the process of analyzing leasing contracts in order to determine necessary changes to its procedures and reports. PEMEX has not determined the impact of IFRS 16 on its income (loss) for the year. PEMEX estimates to conclude the implementation of IFRS 16 in February 2019.

b) IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB published a new accounting interpretation to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

An entity has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, that it used or plans to use in its income tax filing:

- If the entity concludes that it is probable that a particular tax treatment is accepted, the entity has to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.
- If the entity concludes that it is not probable that a particular tax treatment is accepted, the entity has to use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The decision should be based on which method provides better predictions of the resolution of the uncertainty.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. PEMEX do not anticipate being impacted by IFRIC 23 because all tax positions are discussed and agreed with SHCP prior to releasing quarterly or annual financial statements.

NOTE 4. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

- P.M.I. Marine, DAC. (PMI Mar) (i)
- P.M.I. Services, B.V. (PMI SHO) (i)
- P.M.I. Holdings, B.V. (PMI HBV) (i)(x)
- P.M.I. Trading, Ltd. (PMI Trading) (i)
- PEMEX Internacional España, S. A. (PMI SES) (i)(viii)
- P.M.I. Holdings Petróleos España, S. L. (HPE) (i)
- P.M.I. Services North America, Inc. (PMI SUS) (i)
- P.M.I. Holdings North America, Inc. (PMI HNA) (i)(ix)
- P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)
- P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)
- PMI Field Management Resources, S. L. (FMR) (i)(xi)
- PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (i)
- Pro-Agroindustria, S. A. de C. V. (AGRO) (i)
- PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)
- PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)
- PMI Cinturón Transoceánico Gas Natural, S. A. de C. V. (PMI CT) (i)
- PMI Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)
- PMI Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP) (i)
- PMI Midstream del Centro, S. A. de C. V. (PMI MC) (i)
- PEMEX Procurement International, Inc. (PPI)

- Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)
- PEMEX Finance, Ltd. (FIN) (ii)
- Mex Gas Internacional, S. L. (MGAS)
- Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (PDII)
- Kot Insurance Company, AG. (KOT)
- PPQ Cadena Productiva, S.L. (PPQCP)
- III Servicios, S. A. de C. V. (III Servicios)
- PMI Ducto de Juárez, S. de R.L. de C.V. (PMI DJ)(i)(iii)
- PMX Cogeneración Internacional, S.L. (MG COG) (iv)(vi)(xii)
- PMX Cogeneración S.A.P.I. de C.V. (PMX COG)(iv) (xii)
- PMX Fertilizantes Holding, S.A de C.V. (PMX FH) (iv)
- PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP) (iv)
- Grupo Fertinal (GP FER) (iv)
- Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA)(v)
- P.M.I Trading Mexico, S.A. de C.V. (TRDMX) (vii)
- Holdings Holanda Services, B.V. (HHS) (x)

i.	Member Company of the "PMI Subsidiaries".
ii.	Non-controlling Interest Company.
iii.	As of January 2016, this company started operations and was included in the consolidated financial statements of PEMEX.
iv.	As of June 2016, this company was included in the consolidated financial statements of PEMEX.
v.	As of July 2016 this company was included in the consolidated financial statements of PEMEX.
vi.	Until October 2016, formerly Mex Gas Cogeneración S.L.
vii.	As of January 2017, this company started operations and was included in the consolidated financial statements of PEMEX
viii.	As of February 2017, this company merged with HPE.
ix.	As of June 2017, this company merged with SUS.
x.	As of October 2017, HBV was split and HHS was created and included in the consolidated financial statements of PEMEX.
xi.	This Company was liquidated.
xii.	As of December 2017, these companies was included in the consolidated financial statements of PEMEX, due to aquisition of their shares.

NOTE 5. SEGMENT FINANCIAL INFORMATION

PEMEX's primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. After the Corporate Reorganization, PEMEX's operations are now conducted through nine business segments: exploration and production, industrial transformation, cogeneration and services, drilling and services, logistics, ethylene, fertilizers, the Trading Companies and Corporate and Other Operating Subsidiary Companies. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for PEMEX's business segments following the Corporate Reorganization are as described below:

- The exploration and production segment earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through PMI CIM to approximately 34 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex Industrial Transformation.

- The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil produced to the Comisión Federal de Electricidad (Federal Electricity Commission, or "CFE") and a significant portion of jet fuel produced to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). The refining segment's most important products are different types of gasoline and diesel. Industrial transformation also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

- The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy; it also provides technical and management activities associated with these services.

- The drilling segment receives income from drilling services, and wells repair and services.

- The logistics segment earns income from transportation, storage and related services of crude oil, petroleum products and petrochemicals, through strategies such as pipelines and maritime and terrestrial resources, and from the provision of services related to the maintenance and handling of the products and guard and management services.

- The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.

- The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

- The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

The following tables present the unaudited condensed consolidated interim financial information of these segments, after elimination of unrealized intersegment profit (loss), and include only select line items. As a result, the line items presented below may not reach the totalbalance. These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX for decision-making.

As of/for the period ended December 31, 2017	Exploration and Production	Industrial Transformation	Cogeneration and Services (1)	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:											
Trade	Ps. -	Ps.857,456,146	Ps. -	Ps. -	Ps. -	Ps. 4,123,005	Ps.12,621,648	Ps.508,540,944	Ps. 3,159,240	Ps. -	Ps.1,385,900,983
Intersegment	762,609,816	150,405,810	114,233	3,400,456	70,807,437	642,965	1,565,757	539,193,190	79,027,087	(1,607,766,751)	-
Services income	-	9,258,647	334,755	41,741	3,705,535	2,339	26,733	66,621	5,540,112	-	18,976,483
Impairment of wells pipelines, properties, plant and equipment	141,944,680	13,050,316	-	-	-	1,290,710	-	-	-	-	156,285,706
Cost of sales	389,585,372	1,002,168,483	471,140	468,171	49,118,501	5,960,437	14,218,071	1,031,975,036	35,744,194	(1,528,016,900)	1,001,692,505
Gross income (loss)	231,079,764	1,901,804	(22,152)	2,974,026	25,394,471	(2,482,838)	(3,933)	15,825,719	51,982,245	(79,749,851)	246,899,255
Other revenues (expenses), net	9,498,968	(1,626,174)	2,646	(31,454)	(23,541,921)	9,013	23,030	584,990	(6,191,780)	22,721,310	1,448,628
Distribution, transportation and sales expenses	-	26,049,566	13,488	-	73,526	527,822	334,663	375,694	59,043	(5,544,560)	21,889,242
Administrative expenses	58,534,506	38,214,610	33,233	888,776	8,278,812	352,537	1,105,553	1,740,188	62,001,993	(51,809,592)	119,340,616
Operating income (loss)	182,044,226	(63,988,546)	(66,227)	2,053,796	(6,499,788)	(3,354,184)	(1,421,119)	14,294,827	(16,270,571)	325,611	107,118,025
Financing income	121,293,573	11,427,907	147	57,313	1,622,827	2,248	46,113	905,405	145,907,989	(265,097,672)	16,165,850
Financing cost	136,378,347	2,398,643	19,882	795,947	2,307,456	211,004	1,964	1,328,749	238,990,117	(264,801,453)	117,630,656
Derivative financial instruments income, net	(1,613,874)	5,835	-	-	-	-	-	(772,143)	27,718,506	112	25,338,436
Foreign exchange income (loss), net	10,043,156	4,924,209	-	227,365	613,099	(20,925)	(10,486)	(13,119)	7,412,000	-	23,175,299
Share of profit in joint ventures, associates and other, net	(75,195)	485,224	-	-	(74)	-	-	1,037,531	(257,288,366)	256,189,040	348,160
Taxes, duties and other	375,823,953	-	-	(191,963)	2,132,807	-	-	2,422,401	7,681,558	-	387,868,756
Net income (loss)	(200,510,414)	(49,544,014)	(85,962)	1,734,490	(8,704,199)	(3,583,865)	(1,387,456)	11,701,351	(339,192,117)	256,218,544	(333,353,642)
Total current assets	1,032,127,803	569,059,078	179,807	6,871,147	49,516,792	3,193,816	3,976,812	156,823,727	501,536,356	(1,966,423,574)	356,861,764
Investments in joint ventures, associates and other	64,328	4	-	-	18,336	-	-	16,977,516	(509,127,473)	509,946,663	17,879,374
Wells, pipelines, properties, plant and equipment, net	932,090,068	293,937,521	-	18,956,882	120,241,963	6,361,818	19,080,660	6,738,524	39,182,570	-	1,436,590,006
Total assets	2,003,030,221	863,388,282	179,807	26,689,678	183,037,637	9,609,617	23,196,314	186,163,379	2,065,191,663	(3,287,996,759)	2,072,489,839
Total current liabilities	279,122,904	459,079,493	531,580	2,201,936	44,492,641	6,455,246	2,183,654	111,478,391	1,438,462,983	(1,961,652,965)	382,355,863
Long-term debt	1,826,843,268	25,437,147	-	11,258,734	2,814,640	-	-	2,712,654	1,837,690,559	(1,826,091,398)	1,880,665,604
Employee benefits	372,032,959	588,573,518	-	333,212	1,842,892	98,361	105,033	(966,238)	296,418,838	-	1,258,438,575
Total liabilities	2,564,879,243	1,077,058,077	531,580	13,886,424	55,718,144	6,556,050	2,308,890	116,458,046	3,586,678,001	(3,797,943,422)	3,626,131,033
Equity (deficit), net	(561,849,022)	(213,669,795)	(351,773)	12,803,254	127,319,493	3,053,567	20,887,424	69,705,333	(1,521,486,338)	509,946,663	(1,553,641,194)
Depreciation and amortization	126,997,512	17,935,112	-	2,368,123	4,562,140	419,901	1,616,629	(20,221)	2,008,821	-	155,888,017
Net periodic cost of employee benefits	(32,794,386)	(52,538,989)	6,132	(39,604)	4,955	1,999	12,562	(16,166)	(22,702,416)	-	(108,065,913)
Acquisition of wells, pipelines, properties, plant and equipment	65,839,476	14,678,180	-	418,283	5,189,409	219,152	457,279	320,438	4,522,492	-	91,644,709

(1) This Company is in process of liquidation (See Note 2b).

As of/for the period ended December 31, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:											
Trade	Ps. -	Ps. 648,088,013	Ps. -	Ps. -	Ps. -	Ps. 3,873,403	Ps.15,392,552	Ps.395,118,117	Ps. 2,646,505	Ps. -	Ps.1,065,118,590
Intersegment	616,380,615	117,096,378	51,913	1,981,754	68,316,958	900,464	1,764,438	405,293,283	50,683,175	(1,262,468,978)	-
Services income	-	5,565,604	132,521	70,112	2,813,887	1,908	60,141	236,230	5,925,854	(379,176)	14,427,081
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	(271,709,433)	(52,498,881)	-	-	(5,829,520)	-	(1,276,509)	-	-	-	(331,314,343)
Cost of sales	359,064,884	823,763,927	166,721	143,956	61,248,584	5,506,198	13,936,213	783,691,245	9,018,456	(1,188,959,550)	867,580,634
Gross income (loss)	529,025,164	(515,051)	17,713	1,907,910	15,711,781	(730,423)	4,557,427	16,956,385	50,237,078	(73,888,604)	543,279,380
Other (expenses) revenues, net	27,346,794	19,964,654	-	591,704	(27,189,969)	32,710	63,989	3,412,711	(4,600,209)	(666,804)	18,955,580
Distribution, transportation and sales expenses	-	50,792,317	8,232	6	148,215	185,168	481,727	229,432	49,162	(26,663,019)	25,231,240
Administrative expenses	54,509,047	34,183,846	32,126	983,560	7,175,451	731,479	2,101,834	1,157,182	60,497,232	(48,718,224)	112,653,533
Operating income (loss)	501,862,911	(65,526,560)	(22,645)	1,516,048	(18,801,854)	(1,614,360)	2,037,855	18,982,482	(14,909,525)	825,835	424,350,187
Financing income	56,040,129	11,056,345	-	72,995	373,301	4,358	64,582	1,098,079	125,964,466	(180,925,000)	13,749,255
Financing cost	(109,946,363)	(3,188,892)	(12,055)	(642,711)	(481,741)	(20,217)	(2,980)	(1,342,351)	(163,400,779)	180,193,625	(98,844,464)
Derivative financial instruments (cost) income, net	-	3,172	-	-	-	-	-	(1,951,959)	(12,052,200)	-	(14,000,987)
Foreign exchange (loss) income, net	(217,166,718)	(12,858,875)	-	(1,570,317)	(1,118,537)	(29,263)	(2,843)	174,866	(21,441,056)	-	(254,012,743)
Share of profit (loss) in joint ventures, associates and other, net	(21,164)	649,520	-	-	-	-	-	1,586,503	(117,426,818)	117,347,804	2,135,845
Taxes, duties and other	276,647,448	-	-	(481,581)	(10,010,686)	-	-	7,380,870	(9,014,616)	-	264,521,435
Net (loss) income	(45,878,653)	(69,865,290)	(34,700)	(142,404)	(10,018,145)	(1,659,482)	2,096,614	11,166,750	(194,251,296)	117,442,264	(191,144,342)
Total current assets	983,260,710	795,237,287	388,422	6,032,213	22,087,801	1,724,967	5,817,262	125,081,531	611,464,455	(2,195,695,848)	355,398,800
Investments in joint ventures, associates and other	139,523	257,159	-	-	-	-	-	17,568,893	(244,932,588)	250,121,645	23,154,632
Wells, pipelines, properties, plant and equipment, net	1, 176,504,263	311,432,174	-	21,023,629	86,695,514	7,771,634	20,086,650	6,691,813	37,536,571	-	1,667,742,248
Total assets	2,206,418,541	1,107,094,580	388,423	27,673,598	130,824,921	9,556,469	26,007,319	155,376,864	2,359,024,145	(3,692,478,836)	2,329,886,024
Total current liabilities	340,011,451	666,467,674	472,236	3,894,121	19,824,792	2,995,088	3,879,828	78,894,485	1,497,612,971	(2,187,862,760)	426,189,886
Long-term debt	1,737,109,328	31,495,027	-	12,489,423	4,382,109	-	-	3,597,938	1,757,315,685	(1,739,384,968)	1,807,004,542
Employee benefits	362,312,386	575,277,374	191,876	441,127	571,702	20,362	21,893	(749,034)	282,321,750	-	1,220,409,436
Total liabilities	2,533,221,665	1,278,138,290	664,829	16,853,202	29,336,417	3,015,450	3,901,722	86,885,889	3,553,477,189	(3,942,600,482)	3,562,894,171
Equity (deficit), net	(326,803,124)	(171,043,710)	(276,406)	10,820,396	101,488,504	6,541,019	22,105,597	68,490,975	(1,194,453,044)	250,121,646	(1,233,008,147)
Depreciation and amortization	124,329,921	17,425,472	-	2,559,357	2,230,557	481,241	1,395,232	86,707	1,931,004	-	150,439,491
Net periodic cost of employee benefits	32,617,215	52,886,397	5,860	31,491	30,340	(1,178)	1,424	(552,735)	24,719,602	-	109,738,416
Acquisition of wells, pipelines, properties, plant and equipment	70,418,370	32,254,531	-	2,053,139	26,344,495	889,420	1,724,690	1,019,484	21,031,214	-	155,735,343

As of/for the period ended December 31, 2015	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:											
Trade	Ps. -	Ps. 740,190,020	Ps. -	Ps. -	Ps. -	Ps.1,494,478	Ps.4,551,413	Ps.407,214,446	Ps. -	Ps. -	Ps.1,153,450,357
Intersegment	690,642,133	126,294,195		1,511,970	598,853	209,970	473,990	353,137,149	18,296,515	(1,191,164,775)	-
Services income	-	7,549,061			10,355,988	236	17,893	661,683	5,107,109	(10,779,858)	12,912,112
Impairment of wells, pipelines, properties, plant and equipment, net	394,396,580	76,442,079			5,829,519	-	1,276,512				477,944,690
Benefit from change in pension plan	(46,368,308)	(45,808,781)									(92,177,089)
Cost of sales	427,158,621	876,531,944	2,793	706,896	10,727,462	1,707,548	4,965,414	749,655,199	5,895,648	(1,182,282,621)	895,068,904
Gross income (loss)	(84,544,760)	(33,131,966)	(2,793)	805,074	(5,602,140)	(2,864)	(1,198,630)	11,358,079	17,507,976	(19,662,012)	(114,474,036)
Other (expenses) revenues, net	(7,957,202)	1,243,040		38	26,941	14,680	19,909	1,666,783	721,759	1,890,786	(2,373,266)
Distribution, transportation and sales expenses		35,292,527	1,448		3,009	4,416	62,071	428,613	254	(6,863,699)	28,928,639
Administrative expenses	18,454,281	40,529,587	47,670	8,553	104,794	152,404	519,351	1,967,581	61,609,813	(10,921,939)	112,472,095
Benefit from change in pension plan	(17,853,725)	(39,975,450)							(46,031,780)		(103,860,955)
Operating income (loss)	(93,102,518)	(67,735,590)	(51,911)	796,559	(5,683,002)	(145,004)	(1,760,143)	10,628,668	2,651,448	14,412	(154,387,081)
Financing income	25,852,078	2,789,535		43,690	37	3,503	7,728	1,147,870	110,816,691	(125,670,273)	14,990,859
Financing cost	(90,822,360)	(13,738,104)	2,110	(95,280)	(61,153)			(1,299,580)	(87,289,616)	125,530,390	(67,773,593)
Derivative financial instruments (cost) income, net		6,463						1,347,323	(22,803,663)		(21,449,877)
Foreign exchange (loss) income, net	(132,165,427)	(7,364,486)	(7,509)	(92,046)	(11,090)	(3,600)	(2,802)	(49,190)	(15,069,424)	-	(154,765,574)
Share of profit (loss) in joint ventures, associates and other, net	(473,082)	671,868						2,056,259	(749,900,890)	749,963,960	2,318,115
Taxes, duties and other	376,682,705	1,839,021		197,491	(2,069,848)			5,134,176	(50,283,298)		331,500,247
Net (loss) income	(667,394,014)	(87,209,335)	(57,310)	455,432	(3,685,360)	(145,101)	(1,755,217)	8,697,174	(711,312,156)	749,838,489	(712,567,398)
Depreciation and amortization	144,567,149	20,916,796		612,741	337,364	158,505	442,504	84,493	831,698		167,951,250
Net periodic cost of employee benefits	23,608,485	21,392,600	(298)		(310)			(119,819)	17,668,484		62,549,142
Acquisition of wells, pipelines, properties, plant and equipment	184,786,051	68,935,841			1,544,224	320,762	1,882,108	677,314	6,711,511		264,857,811

La PEMEX's management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment profit (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

As of/for the period ended December 31, 2017		Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:										
By segment	Ps.	762,609,816	1,018,344,355	448,988	6,679,132	74,512,972	4,795,195	14,214,138	1,047,876,285	87,726,439
Less unrealized intersegment profit		-	(1,223,752)	-	(3,236,935)	-	(26,886)	-	(75,530)	-
Total consolidated sales	Ps.	762,609,816	1,017,120,603	448,988	3,442,197	74,512,972	4,768,309	14,214,138	1,047,800,755	87,726,439
Operating income (loss):										
By segment	Ps.	182,995,955	(58,133,882)	(66,227)	882,692	(13,247,720)	(6,462,272)	(4,458,795)	14,613,367	(16,270,571)
Less unrealized intersegment profit		-	(1,223,752)	-	(3,236,935)	-	(26,886)	-	(75,530)	-
Less unrealized profit due to production cost valuation of inventory		(496,329)	(4,630,912)	-	2,932,663	-	-	-	(243,010)	-
Less capitalized refined products		(574,381)	-	-	-	-	-	-	-	-
Less amortization of capitalized interest		118,981	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets		-	-	-	1,475,376	6,747,932	3,134,974	3,037,676	-	-
Total consolidated operating income (loss)	Ps.	182,044,226	(63,988,546)	(66,227)	2,053,796	(6,499,788)	(3,354,184)	(1,421,119)	14,294,827	(16,270,571)
Net income (loss):										
By segment	Ps.	(199,861,729)	(42,793,175)	(352,731)	563,386	(15,452,464)	(7,264,659)	(5,626,499)	5,631,323	(339,192,117)
Less unrealized intersegment profit		-	(1,223,752)	-	(3,236,935)	-	(26,886)	-	(75,530)	-
Less unrealized profit due to production cost valuation of inventory		(496,329)	(4,630,912)	-	2,932,663	-	-	-	(243,010)	-
Less capitalized refined products		(574,381)	-	-	-	-	-	-	-	-
Less equity method elimination		303,044	(896,175)	266,769	-	333	572,706	1,201,367	6,388,568	-
Less amortization of capitalized interest		118,981	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets		-	-	-	1,475,376	6,747,932	3,134,974	3,037,676	-	-
Total consolidated net (loss) income	Ps.	(200,510,414)	(49,544,014)	(85,962)	1,734,490	(8,704,199)	(3,583,865)	(1,387,456)	11,701,351	(339,192,117)
Total assets:										
By segment	Ps.	2,029,547,561	914,405,593	179,807	28,474,349	300,398,137	16,689,617	35,738,825	195,841,317	2,065,191,663
Less unrealized intersegment profit		858,094	(5,389,977)	-	-	7,183	-	(5,303)	(408,059)	-
Less unrealized profit due to production cost valuation of inventory		(3,657,242)	(37,992,350)	-	-	-	(26,886)	-	(7,160,080)	-
Less capitalized refined products		(574,381)	-	-	-	-	-	-	-	-
Less depreciation of revalued assets		(22,503,168)	-	-	(1,784,671)	(117,276,560)	(2,165,068)	(9,708,459)	(424,849)	-
Less equity method for unrealized profits		(759,624)	(7,643,107)	-	-	(91,123)	(4,888,046)	(2,828,749)	(1,684,950)	-
Less amortization of capitalized interest		118,981	8,123	-	-	-	-	-	-	-
Total consolidated assets	Ps.	2,003,030,221	863,388,282	179,807	26,689,678	183,037,637	9,609,617	23,196,314	186,163,379	2,065,191,663
Total liabilities:										
By segment	Ps.	2,564,879,243	1,081,478,006	531,580	13,186,297	55,718,144	6,556,050	2,308,890	116,263,563	3,586,678,001
Less unrealized intersegment profit		-	(4,419,929)	-	700,127	-	-	-	194,483	-
Total consolidated liabilities	Ps.	2,564,879,243	1,077,058,077	531,580	13,886,424	55,718,144	6,556,050	2,308,890	116,458,046	3,586,678,001

As of/for the period ended December 31, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:									
By segment	Ps. 616,380,615	771,597,427	184,434	6,263,093	71,130,845	4,775,775	17,217,131	800,979,076	59,255,534
Less unrealized intersegment profit	-	(847,432)	-	(4,211,227)	-	-	-	(331,446)	-
Total consolidated sales	Ps. 616,380,615	770,749,995	184,434	2,051,866	71,130,845	4,775,775	17,217,131	800,647,630	59,255,534
Operating income (loss):									
By segment	Ps. 503,679,153	(60,347,367)	(22,645)	1,271,202	(25,701,065)	(2,877,725)	(3,504,812)	19,526,997	(14,909,526)
Less unrealized intersegment profit	-	(847,432)	-	(4,211,227)	-	-	-	(331,446)	-
Less unrealized profit due to production cost valuation of inventory	(273,237)	3,572,498	-	3,815,371	-	905,910	(2,163)	(213,069)	-
Less capitalized refined products	(1,661,986)	(7,904,259)	-	-	-	-	-	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets	-	-	-	640,702	6,899,211	357,455	5,544,830	-	-
Total consolidated operating income (loss)	Ps. 501,862,911	(65,526,560)	(22,645)	1,516,048	(18,801,854)	(1,614,360)	2,037,855	18,982,482	(14,909,526)
Net income (loss):									
By segment	Ps. (44,069,001)	(61,639,067)	(381,214)	(387,250)	(16,917,356)	(7,820,835)	(3,780,706)	11,711,265	(194,251,297)
Less unrealized intersegment profit	-	(847,432)	-	(4,211,227)	-	-	-	(331,446)	-
Less unrealized profit due to production cost valuation of inventory	(273,237)	3,572,498	-	3,815,371	-	905,910	(2,163)	(213,069)	-
Less capitalized refined products	(1,661,986)	(7,904,259)	-	-	-	-	-	-	-
Less equity method elimination	6,590	(3,047,030)	346,514	-	-	4,897,988	334,653	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets	-	-	-	640,702	6,899,211	357,455	5,544,830	-	-
Total consolidated net (loss) income	Ps. (45,878,653)	(69,865,290)	(34,700)	(142,404)	(10,018,145)	(1,659,482)	2,096,614	11,166,750	(194,251,297)
Total assets:									
By segment	Ps. 2,232,052,453	1,151,907,566	425,141	30,990,147	254,615,026	10,421,225	43,067,636	170,782,928	2,359,024,145
Less unrealized intersegment profit	483,230	(4,158,101)	-	-	-	-	(5,304)	(332,529)	-
Less unrealized profit due to production cost valuation of inventory	(3,246,782)	(33,361,438)	-	-	-	-	-	(5,688,341)	-
Less capitalized refined products	(1,661,986)	-	-	-	-	-	-	-	-
Less depreciation of revalued assets	(20,585,300)	-	-	(3,316,549)	(123,790,105)	(5,300,044)	(12,746,136)	(652)	-
Less equity method for unrealized profits	(742,055)	(7,293,447)	(36,718)	-	-	4,435,288	(4,308,877)	(8,960,344)	-
Less amortization of capitalized interest	118,981	-	-	-	-	-	-	(424,198)	-
Total consolidated assets	Ps. 2,206,418,541	1,107,094,580	388,423	27,673,598	130,824,921	9,556,469	26,007,319	155,376,864	2,359,024,145
Liabilities:									
By segment	Ps. 2,533,221,665	1,282,558,220	664,829	16,457,347	29,336,417	3,015,450	3,901,722	85,392,123	3,553,477,189
Less unrealized intersegment profit	-	(4,419,930)	-	395,855	-	-	-	1,493,766	-
Total consolidated liabilities	Ps. 2,533,221,665	1,278,138,290	664,829	16,853,202	29,336,417	3,015,450	3,901,722	86,885,889	3,553,477,189

For the period ended December 31, 2015	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:									
By segment	Ps.690,642,133	874,630,488	-	1,511,970	10,954,841	1,704,684	5,048,600	761,213,475	23,403,624
Less unrealized intersegment profit	-	(597,212)	-	-	-	-	(5,304)	(200,197)	-
Total consolidated sales	Ps.690,642,133	874,033,276	-	1,511,970	10,954,841	1,704,684	5,043,296	761,013,278	23,403,624
Operating income (loss):									
By segment	Ps.(89,473,302)	(88,819,558)	(51,911)	700,748	(6,875,252)	(262,145)	(2,288,747)	10,334,138	2,651,448
Less unrealized intersegment profit	-	(597,212)	-	-	-	-	(5,304)	(200,197)	-
Less unrealized profit due to production cost valuation of inventory	(251,995)	21,681,180	-	-	-	-	2,163	494,727	-
Less capitalized refined products	(3,496,201)	-	-	-	-	-	-	-	-
Less amortization of capitalized interest	118,980	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets	-	-	-	95,811	1,192,250	117,141	531,745	-	-
Total consolidated operating income (loss)	Ps.(93,102,518)	(67,735,590)	(51,911)	796,559	(5,683,002)	(145,004)	(1,760,143)	10,628,668	2,651,448
Net income (loss):									
By segment	Ps.(663,719,119)	(107,164,261)	(57,310)	359,621	(4,877,610)	(262,242)	(2,314,774)	8,402,644	(711,312,156)
Less unrealized intersegment profit	-	(597,212)	-	-	-	-	(5,304)	(200,197)	-
Less unrealized profit due to production cost valuation of inventory	(251,995)	21,681,180	-	-	-	-	2,163	494,727	-
Less capitalized refined products	(3,496,201)	-	-	-	-	-	-	-	-
Less equity method elimination	(45,679)	(1,129,042)	-	-	-	-	30,953	-	-
Less amortization of capitalized interest	118,980	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets	-	-	-	95,811	1,192,250	117,141	531,745	-	-
Total consolidated net (loss) income	Ps.(667,394,014)	(87,209,335)	(57,310)	455,432	(3,685,360)	(145,101)	(1,755,217)	8,697,174	(711,312,156)

NOTE 6. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of December 31, 2017 and 2016, cash and cash equivalents were as follows:

a. Cash, Cash Equivalents

	December 31, 2017	December 31, 2016
Cash on hand and in banks(i)	Ps. 55,592,887	Ps. 71,430,427
Marketable securities(ii)	41,980,627	92,102,086
	Ps. 97,573,514	Ps.163,532,513

(i)Cash on hand and in banks is primarily composed of cash in banks.
(ii)Mainly composed of short-term government investments.

b. Restricted cash

	December 31, 2017	December 31, 2016
Restricted cash	Ps. -	Ps. 10,478,626

Restricted cash as of December 31, 2016 was primarily composed of the deposit made by Pemex-Exploration and Production in the amount of U.S. $465,060 as a result of an arbitration claim before the International

Court of Arbitration of the International Chamber of Commerce (the "ICA"). On April 6, 2017, Pemex Exploration and Production and Petróleos Mexicanos executed a settlement agreement with COMMISA and agreed to pay to COMMISA U.S. $435,000 plus the applicable value-added tax, with the funds deposited by Pemex Exploration and Production in a bank account as a guarantee before the U.S. District Court for the Southern District of New York.

On December 31, 2016, PMI HBV made deposits of U.S. $41,319, in an account in Banco Santander, S.A. as additional collateral for a credit agreement in accordance with the terms of the agreement. The credit agreement required that PMI HBV maintain a loan-to-value ratio based on the ratio between the principal amount of debt and the market value in U.S. dollars of the Repsol S. A. ("Repsol") shares owned by PMI HBV. Accordingly, PMI HBV deposited this amount in order to maintain the loan-to-value ratio required under the credit agreement. On October 20, 2017, PMI HBV prepaid the balance of the credit agreement in order to sell all of Repsol's shares.

NOTE 7. ACCOUNTS RECEIVABLE, NET

As of December 31, 2017 and 2016, accounts receivable and other receivables were as follows:

	December 31,			
	2017		2016	
Domestic customers, net	Ps.	60,046,778	Ps.	41,884,579
Export customers, net		54,400,353		34,859,341
Sundry debtors		25,831,295		18,736,922
Prepaid taxes		19,365,684		29,361,303
Employees and officers		5,682,280		6,054,251
Advances to suppliers		1,250,846		2,246,437
Insurance claims		8,452		38,497
Other accounts receivable		73,708		39,197
	Ps.	166,659,396	Ps.	133,220,527

NOTE 8. INVENTORIES, NET

As of December 31, 2017 and 2016, inventories were as follows:

	December 31,			
	2017		2016	
Refined and petrochemical products	Ps.	28,036,564	Ps.	21,534,846
Crude oil		9,928,326		11,391,310
Products in transit		19,112,348		7,735,163
Materials and products in stock		5,172,779		4,721,834
Materials in transit		180,713		419,547
Gas and condensate products		84,670		89,360
	Ps.	62,515,400	Ps.	45,892,060

NOTE 9. HELD–FOR–SALE NON-FINANCIAL ASSETS

Pursuant to Round Zero, PEMEX was provisionally assigned titles to escrow. The ownership of the fixed assets located in those blocks will be transferred when the blocks are awarded to third parties in subsequent rounds.

As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and solid hydrocarbons mentioned in transitory article 6 of the Energy Reform Decree, certain assignments that Pemex Exploration and Production received from the Mexican Government were affected. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy.

In 2016, pursuant to Round 1.3, the Ministry of Energy awarded certain contractual areas for the exploration and extraction of oil and solid hydrocarbons to third parties and their respective fixed assets will be transferred from PEMEX to such third parties. During 2016, PEMEX submitted the application for compensation from the Ministry of Energy for the fixed assets located in those areas, receiving resolution in 2017.

All the assets that are part of unassigned areas to PEMEX as part of Round Zero, continue their treatment as long-lived assets, subject to all regulatory applicable to assets, whenever PEMEX obtains the economic benefits derived from the use thereof, and at the same time exercise control over them while maintaining the significant risks and advantages over them.

In the case of the assets that are part of the areas that were not assigned to PEMEX as part of Round Zero, and from which it does not obtain economic benefits derived from its use, they are written down, affecting the results of the period.

As a result, from the non-financial assets held for sale at December 31, 2016 of Ps. 7,460,674 Ps.4,734,873 were reclassified to fixed assets and the remaining Ps.$ 2,725,801, were transferred to the results of the year.

NOTE 10. AVAILABLE–FOR–SALE NON-CURRENT FINANCIAL ASSETS

On January 1, 2016, PMI HBV had a total of 20,724,331 shares of Repsol valued at Ps. 3,944,696, which represented approximately 1.48% of Repsol's share capital.

On January 15, 2016, PMI HBV received 942,015 new Repsol shares as an in-kind dividend that was declared on December 31, 2015.

On June 13, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 555,547 new Repsol shares as an in-kind dividend on July 18, 2016, valued at Ps. 128,051.

Since the 1,497,562 new Repsol shares received as an in-kind dividend during 2016 are not included in the loan agreement obtained by PMI HBV in August 2015, these shares are presented as short term available-for-sale current financial assets amounting to Ps. 435,556, as of December 2016. These shares were sold in January 2017, amounting to Ps. 684,030.

On December 14, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 584,786 new Repsol shares as an in-kind dividend on January 23, 2017. This amount was recognized as an account receivable of Ps.165,346 as of December 31, 2016. These shares were sold in January 2017.

On June 7, 2017, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 609,539 new Repsol shares as an in-kind dividend on July 13, 2017, valued at Ps. 180,729. This amount was recognized as an account receivable.

On October 26, 2017, PMI HBV sold the 21,333,870 Repsol shares in an amount of Ps. 7,342,807 though a Share Forward Transaction with Credit Agricole.

NOTE 11. INVESTMENTS IN JOINT VENTURES, ASSOCIATES AND OTHER

The investments in joint ventures, associates and other as of December 31, 2017 and 2016, were as follows:

	December 31,	
	2017	2016
Investments in joint ventures and associates	Ps.16,695,250	Ps.20,737,509
Other investments	1,184,124	2,417,123
Investments in joint ventures, associates and other	Ps. 17,879,374	Ps.23,154,632

a.   Investments in joint ventures and associates:

	Percentage of participation	December 31,	
		2017	2016
Deer Park Refining Limited	49.99%	Ps.14,405,547	Ps. 14,039,384
Petroquímica Mexicana de Vinilo, S. A. de C. V. i)	44.09%	-	4,309,050
Sierrita Gas Pipeline LLC	35.00%	1,072,054	1,112,338
Frontera Brownsville, LLC.	50.00%	471,085	478,414
Texas Frontera, LLC.	50.00%	239,782	260,828
CH 4 Energía, S. A.	50.00%	-	194,868
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	40.00%	64,328	139,523
PMV Minera, S.A. de C.V.	44.09%	45,133	61,779
Ductos el Peninsular, S.A.P.I. de C.V.	30.00%	18,336	-
Other investments in joint ventures and associates	Various	378,985	141,325
		Ps. 16,695,250	Ps. 20,737,509

i)On April 20, 2016, an explosion occurred in the "Planta de Clorados 3" (Chlorinated Plant 3) of the Petroquímica Mexicana de Vinilo, resulting in approximately Ps.461,000 in damages. Chorinated Plant 3 incurred the greatest amount of damages, including the loss of certain assets and the closure of the plant for an undefined amount of time. The Chlorine-Soda plants and the ethylene plants did not register any damage.

b.   Oher investments:

		Percentage of participation	December 31,	
			2017	2016
TAG Norte Holding, S. de R. L. de C. V.	(ii)	5.00%	Ps. 966,470	Ps. 1,909,527
TAG Pipelines Sur, S. de R. L. de C. V.	(ii)	5.00%	217,654	507,596
Total de otras inversiones			Ps. 1,184,124	Ps. 2,417,123

(ii) As of December 31, 2016 derived from the loss of significant influence held by TAG Norte Holding, S. de R. L. de C. V. and TAG Pipelines Sur, S. de R. L. de C. V., these investments in associates were valued at fair value, and the difference between the fair value determined at the end of the year and the book value of the investment was recognized in profit or loss, amounting Ps. 1,763,759. As of December 31, 2016, the fair value determined was greater than the book value. As of December 31, 2017, the fair value was adjusted.

Share of profit in joint ventures, associates and other, net:

	2017		2016		2015	
Deer Park Refining Limited	Ps.	920,196	Ps.	1,437,850	Ps.	1,913,835
Ductos y Energéticos del Norte, S.A. de C.V.(iv)		360,092		-		-
CH4 Energía S.A. de C.V.		125,132		-		-
Sierrita Pipeline, LLC.		117,335		105,825		152,445
PMV Minera, S.A. de C.V.		6,253		-		-
Petroquímica Mexicana de Vinilo, S. A. de C. V.		(1,223,640)		(190,468)		(61,952)
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		(75,195)		-		-
Gasoductos de Chihuahua, S. de R. L. de C. V.		-		638,126		666,779
Compañía Mexicana de Exploraciones, S. A. de C. V. (iii)		-		-		(496,774)
Other, net		117,988		144,512		143,782
Share of profit in joint ventures, associates and other, net	Ps.	348,160	Ps.	2,135,845	Ps.	2,318,115

(iii)Beginning July 1, 2016, this company was included in the consolidated financial statements of PEMEX. Until June 30, 2016, this Company was accounted for as an investment in an associate under the equity method (see Note 3-a).

(iv)In November 2017, PEMEX sold its 50% interest in Ductos y Energéticos del Norte, S. de R.L. de C. V., to Infraestructura Energética Nova, S.A.B. of C.V. in the amount of US $ 256,000..

Additional information about the significant investments in associates and other is presented below:

- Deer Park Refining Limited. On March 31, 1993, PMI NASA acquired 50% of the Deer Park Refinery. In its capacity as General Partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the Refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to provide in equal amounts. Deer Park returns to PMI NASA and Shell products in the same equal amounts. Shell is responsible for purchasing the total amount of finished products in stock at market prices. This joint venture is recorded under the equity method.

- Petroquímica Mexicana de Vinilo, S. A. de C. V. On September 13, 2013, Pemex-Petrochemicals (now Pemex Industrial Transformation), through its subsidiary PPQ Cadena Productiva, S.L. and Mexichem founded Petroquímica Mexicana de Vinilo, S.A. de C.V. ("Mexicana de Vinilo"). The principal activity of Petroquímica Mexicana de Vinilo, S.A. de C.V. is the production and sale of chemicals. Mexicana de Vinilo's main products are: chlorine, caustic soda, ethylene and monomers of vinyl chloride. Mexichem is responsible for operational and financial decisions for Mexicana de Vinilo. This investment is recorded under the equity method.

- TAG Norte Holding, S. de R. L. de C. V. This company was created on June 6, 2014, and is the holding company of other enterprises aimed at developing infrastructure projects related to hydrocarbon transport. This investment is accounted at fair value as described in footnote (ii) to the table above.

- Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transport infrastructure of gas in the United States. This investment is recorded under the equity method.

- TAG Pipelines Sur, S. de R.L. de C.V. This company was created on November 27, 2013. The principal activity is the operation and maintenance of the southern portion of the Ramones II project. The investment is accounted at fair value as described in footnote (ii) to the table above.

- Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P ("TransMontaigne") to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, U. S., and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

- Texas Frontera, LLC. This company was created July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% of interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. ("Magellan") and, together, they are responsible for the results of this investment. As of December 31, 2016, the company has seven tanks with 120,000 barrels of capacity each. This joint venture is recorded under the equity method.

- CH4 Energía, S. A. This company was created on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in all activities related to the trading of natural gas, such as transportation and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

- Administración Portuaria Integral de Dos Bocas, S. A. de C. V. This company was created on August 12, 1999. Its primary activities are the use of water and land in port areas in Mexico's public domain, including related port services, and the operation, use and development of building sites. This investment is recorded under the equity method.

- PMV Minera, S. A. de C. V. This company was created on October 1, 2014 and the principal activity is the extraction and sale of salmuera (mixture of salt and water). This investment is recorded under the equity method.

- Gasoductos de Chihuahua, S. de R. L. de C. V. On February 6, 1997, Pemex Industrial Transformation (before Pemex-Refining) entered into a joint venture with IEnova Gasoductos Holding, S. de R.L de C.V. to own and operate companies related to gas transportation and distribution, called Gasoductos de Chihuahua, S. de R.L. de C.V. Decision-making requires the consent of both partners during a meeting. The participation of each of the partners was 50% of the share capital. This investment was recorded under the equity method until August 2016, when PEMEX completed the divestiture of this company as described in footnote (iv) to the table above.

- Compañía Mexicana de Exploraciones S. A. de C. V. (COMESA) COMESA was founded on November 12, 1968 to support PEMEX's exploration programs. The operations of COMESA are focused on designing integral solutions for the energy sector, along the value chain for Exploration and Production, Refining, Petrochemicals, Geothermal energy and other energy areas all over the energy sector in Mexico, South America and the United States of America. COMESA's principal activities are: gravimetric, magnetometric and microseismic studies, land seismic data acquisition (2D,3D, 3C), marine Seismic data acquisition, seismic data processing, seismic data interpretation and integration, vertical Seismic Profile (VSP) 2D and 3D, reservoir characterization and visualization, conceptualization and definition for exploration process. Until June 30, 2016 this company was accounted for under the equity method. Beginning on July 1, 2016, this company was included in the consolidation.

NOTE 12. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment													
Balances as of January 1, 2016	Ps.648,412,014	21,680,343	419,979,508	1,066,515,651	66,284,466	260,328,096	52,966,194	15,329,095	211,675,597	43,347,802	-	630,878	2,807,149,644
Acquisitions	20,406,464	1,629,710	1,265,011	8,239,480	2,541,802	9,866,984	545,271	2,063,519	107,682,868	1,487,434	6,800	-	155,735,343
Reclassifications	150,817	-	(1,268,887)	8,649,686	(6,610,184)	-	(561,569)	(325,778)	(282,044)	50,709	2,039	(137,246)	(332,457)
Transfers	15,943,630	-	11,851,378	40,825,973	1,085,323	17,318,279	2,769	2,918,621	(89,945,973)	-	-	-	-
Impairment	81,135,967	-	31,967,407	198,974,994	-	35,640,491	438,979	8,743	(16,852,238)	-	-	-	331,314,343
Disposals	(7,602,782)	(40,937)	(3,648,989)	(4,382,867)	(558,374)	(449,645)	(2,644,957)	(551,355)	(4,864,062)	(314,327)	(8,839)	(2,126)	(25,069,260)
Balances as of December 31, 2016	Ps.758,446,110	23,269,116	460,145,428	1,318,822,917	62,743,033	322,704,205	50,746,687	19,442,845	207,414,148	44,571,618	-	491,506	3,268,797,613
Acquisitions	10,002,492	418,283	7,054,793	14,937,882	794,941	5,804,862	1,178,106	284,445	51,110,343	58,563	-	-	91,644,710
Reclassifications	2,400,293	-	(53,349)	-	105,601	(10,199,213)	(96,899)	(75,674)	(73,640)	(560)	-	4,072,464	(3,920,977)
Transfers	39,379,941	-	18,690,091	36,564,811	1,265,246	8,677,765	30,879	3,746,395	(108,379,922)	29,248	-	(4,454)	-
Impairment	(45,296,381)	-	(2,478,899)	(90,303,356)	-	(15,564,190)	-	-	(2,642,880)	-	-	-	(156,285,706)
Disposals	(9,837,960)	(244,283)	(8,270,139)	(19,340,709)	(203,480)	-	(796,586)	(226,374)	(2,066,471)	(112,170)	-	(4,016,898)	(45,115,070)
Balances as of December 31, 2017	Ps.755,094,495	23,443,116	475,087,925	1,260,681,545	64,705,341	311,423,429	51,062,187	23,171,637	145,361,578	44,546,699	-	542,618	3,155,120,570
Accumulated depreciation and amortization													
Balances as of January 1, 2016	Ps.(321,283,906)	(578,015)	(139,331,407)	(780,443,639)	(37,712,087)	(140,908,960)	(36,513,479)	(5,894,520)	-	-	-	-	(1,462,666,013)
Depreciation and amortization	(44,549,443)	(2,364,560)	(15,153,879)	(70,090,038)	(1,796,383)	(12,252,810)	(3,205,089)	(1,027,289)	-	-	-	-	(150,439,491)
Reclassifications	(10,521)	-	(166,632)	(3,077)	(108,718)	-	166,914	454,492	-	-	-	-	332,458
Disposals	5,826,891	-	2,286,691	-	492,557	-	2,560,988	550,554	-	-	-	-	11,717,681
Balances as of December 31, 2016	Ps.(360,016,979)	(2,942,575)	(152,365,227)	(850,536,754)	(39,124,631)	(153,161,770)	(36,990,666)	(5,916,763)	-	-	-	-	(1,601,055,365)
Depreciation and amortization	(45,631,168)	(2,198,867)	(15,095,352)	(73,928,418)	(1,911,675)	(13,192,369)	(2,891,329)	(1,038,839)	-	-	-	-	(155,888,017)
Reclassifications	2,799,244	-	(72,841)	-	(69,236)	1,146,904	102,375	14,531	-	-	-	-	3,920,977
Disposals	8,902,051	127,458	7,574,006	16,810,591	54,149	-	800,822	222,764	-	-	-	-	34,491,841
Balances as of December 31, 2017	Ps.(393,946,852)	(5,013,984)	(159,959,414)	(907,654,581)	(41,051,393)	(165,207,235)	(38,978,798)	(6,718,307)	-	-	-	-	(1,718,530,564)
Wells, pipelines, properties, plant and equipment—net as of December 31,2016	Ps. 398,429,131	20,326,541	307,780,201	468,286,163	23,618,402	169,542,435	13,756,021	13,526,082	207,414,148	44,571,618	-	491,506	1,667,742,248
Wells, pipelines, properties, plant and equipment—net as of December 31,2017	Ps. 361,147,643	18,429,132	315,128,511	353,026,964	23,653,948	146,216,194	12,083,389	16,453,330	145,361,578	44,546,699	-	542,618	1,436,590,006
Depreciation rates	3 to 5%	5%	2 to 7%	-	3 to 7%	4%	3 to 10%	4 to 20%	-	-	-	-	-
Estimated useful lives	20 to 35	20	15 to 45	-	33 to 35	25	3 to 10	5 to 25	-	-	-	-	-

a. The financing costs for the twelve-month periods ended December 31, 2017 and 2016 identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, were Ps. 3,060,963 and Ps. 3,667,752, respectively.

b. The combined depreciation of fixed assets and amortization of wells as of December 31, 2017 and 2016, recognized in operating costs and expenses, was Ps. 155,888,022 and Ps. 150,439,491, respectively, which includes costs related to plugging and abandonment of wells as of December 31, 2017 and 2016 of Ps. 862,927 and Ps. 1,698,312, respectively.

c. As of December 31, 2017 and 2016, provisions relating to future plugging of wells costs amounted to Ps. 68,797,600 and Ps. 64,967,710, respectively, and are presented in the "Provisions for plugging of wells" (see Note 18).

d. As of December 31, 2017, PEMEX recognized a net impairment of Ps. 156,285,706, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	Impairment	Reversal of impairment	Net Impairment / (Reversal of impairment)
Pemex Exploration and Production	Ps.141,944,680	-	Ps. 141,944,680
Pemex Industrial Transformation	16,850,106	(3,799,790)	13,050,316
Pemex drilling and services	1,290,710	-	1,290,710
Total	Ps.160,085,496	(3,799,790)	Ps. 156,285,706

Cash Generating Unit of Pemex Exploration y Production

As of December 31, 2017, the impairment recognized by Pemex Exploration and Production in the amount of Ps. 141,944,680, was mainly due to (i) insufficient cash flows to cover recovery costs for the Cantarell, Aceite terciario del Golfo, Tamaulipas-Constituciones, Antonio J. Bermúdez, Tzimin Xux, Burgos, Macuspana and Crudo Ligero Marino projects, resulting from the appreciation of the Mexican peso against the U.S. dollar by 4.3%, from a peso-U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso-U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017, given that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the date of report; (ii) an increase in the discount rate of 0.3%; (iii) a decrease in the crude oil price of 7.2%; and (iv) decrease in the proved reserve of 10.3% due to the production of the period.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with the production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
To determine the value in use of long-lived assets associated with hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	55.89 U.S. dollars/bl
Average gas price	4.92 U.S. dollars /mpc
Average condensates price	38.33 U.S. dollars /bl
Discount rate	14.40% annually

The total forecast production, calculated with a horizon of 25 years is 7,091 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production's proved reserves (1P). The recoverable amount on each asset is the value in use.

Cash Generating Units of Pemex Industrial Transformation

As of December 31, 2017, Industrial Transformation recognized a net impairment of Ps.13,050,316.

The impairment was in the following cash generating units:

Minatitlán Refinery	Ps.	4,649,799
Madero Refinery		7,848,827
Salina Cruz Refinery		4,351,481
Total of impariment assets		16,850,107
Cangrejera Petrochemical Center		(3,565,355)
Independencia Petrochemical Center		(112,292)
Arenque gas processor complex		(57,039)
Centro Procesador Matapionche		(65,105)
Reversal of impairment		(3,799,791)
Net impairment	Ps.	13,050,316

The impairment was mainly due to (i) an increase in the quota in the sale prices of the products from transportation fees; (ii) an increase in the processing of wet gas due to higher imports of this product; (iii) an increase in prices arising from the price liberalization in 2017; (iv) a decrease in the discount rate of cash generating units of refined products, gas and petrochemicals of 4.4% and 4.5%, and 5.6% respectively; (v) an increase in capitalizable maintenance expenses in the refined line; and (vi) the appreciation of the Mexican peso against the U.S. dollar, from a peso-U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso-U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017. The net impairment as well as the net reversal of impairment is presented in a separate line item in the statement of comprehensive income.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Industrial Transformation represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX's business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and different statistic models that consider historical information of processes and the capacity of different processing centers.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	Refining	Gas	Petrochemicals
Average crude oil Price	51.30 U.S. dollars	N.A.	N.A.
Processed volume	951 mbd	3,085 mmpcd or sour gas	Variable because the load inputs are diverse
Rate of U.S. dollar	Ps.19.7867 mxp/usd	Ps.19.7867 mxp/usd	Ps.19.7867 mxp/usd
Useful lives of the cash generating units	Average of 16 years	Average of 9 years	Average of 6 years
Discount rate	11.53% annually	10.24% annually	9.71% annually
Period	2018-2043	2018-2029	2016-2024

The recoverable amount of assets is based on each asset's value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of December 31, 2017, the value in use for the impairment or reversal of impairment of fixed assets was as follows:

Minatitlán Refinery	Ps.	33,033,339
Madero Refinery		11,768,795
Salina Cruz Refinery		13,056,444
Cangrejera Petrochemical Center		17,544,825
Independencia Petrochemical Center		3,146,413
Arenque gas processor complex		1,366,192
Centro Procesador Matapionche		1,147,394
	Ps.	81,063,402

Cash Generating Units of Fertilizers

Cash generating units are plants used in the ammonia process.

The recoverable amount of assets is based on each asset's value in use. To determine cash flows, volumes to be produced and sales to be carried out were taken into consideration. The value in use for the impairment of fixed assets was Ps. 2,744,600. The discount rate used was 9.71%.

For the period ended December 31, 2017, Ps.1,290,710, were recognized as impairment of long lived assets from the cash generating units previously mentioned. The impairment is presented in a separate line item in the statement of comprehensive income.

NOTE 13. INTANGIBLE ASSETS

As of December 31, 2017 and 2016, intangible assets are wells unassigned to a reserve, which amounted Ps. 9,088,563 and Ps. 8,639,242, respectively, as follows:

	2017		2016	
Wells unassigned to a reserve:				
Balance at the beginning of period	Ps.	8,639,242	Ps.	14,304,961
Additions to construction in progress		20,553,952		20,526,300
Transfers against expenses		(3,663,986)		(9,798,246)
Transfers against fixed assets		(16,440,645)		(16,393,773)
Balance at the end of period	Ps.	9,088,563	Ps.	8,639,242

In addition, as of December 31, 2017 and 2016, PEMEX recognized expenses related to unsuccessful wells of Ps. 2,500,638 and Ps. 19,307,838, respectively, directly in its statement of comprehensive income.

NOTE 14. LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

As of December 31, 2017 and 2016, long-term notes receivables and other assets are as follow:

a. Long-term notes receivable

	2017	2016
Promissory notes issued by the Mexican Government	Ps. 147,274,076	Ps. 140,578,871
Other long-term notes receivable [1]	1,218,833	8,028,731
Total long-term notes receivable	Ps. 148,492,909	Ps. 148,607,602

[1] Primarily CENAGAS

Promissory notes issued by the Mexican Government

	2017	2016
Total promissory notes	Ps. 149,796,282	Ps. 142,124,620
Less: current portion of notes receivable [2]	2,522,206	1,545,749
Long-term promissory notes	Ps. 147,274,076	Ps. 140,578,871

[2] The current portion of the promissory notes and the total yield payments due are allocated under sundry debtors in accounts receivable, net (see Note 7).

On December 24, 2015, the SHCP published in the Official Gazette of the Federation the Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume some of the liabilities related to PEMEX's employee benefits. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert's review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a discount value of Ps.184,230,586 as of June 29, 2016, as part of the Mexican Government's assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities' pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016 Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Federal Government or "BONDES D"). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps. 135,439,612 increase in equity as a result of the Ps. 184,230,586 discount value of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.

As of December 31, 2016, these promissory notes at discount value amounted to Ps. 142,124,620. PEMEX intends to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates ranging from 2017 to 2042 and annual rates ranging from 4.65% to 7.03% as follows:

Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount (discount value)
1	2018	4.65%	Ps. 2,522,206
1	2019	5.14%	3,580,302
1	2020	5.39%	4,421,320
1	2021	5.57%	5,238,081
1	2022	5.74%	5,804,485
5	2023 to 2027	5.87% to 6.32%	34,196,434
5	2028 to 2032	6.47% to 6.81%	35,338,617
5	2033 to 2037	6.85% to 7.03%	32,789,697
5	2038 to 2042	7.02% to 6.94%	25,905,140
Total promissory notes			149,796,282
Less: current portion			2,522,206
Long-term notes receivable			Ps. 147,274,076

From January to December 2017, PEMEX recognized Ps. 9,233,950 in accrued yields from these promissory notes, which was recognized as financing income in the consolidated statement of comprehensive income.

Yield rates for these promissory notes are pre-determined and fixed all throughout their lifespans and up to their maturities. Accordingly, fixed rates may not reflect market interest rate conditions as of the due date of each promissory note. In addition, PEMEX believes the promissory notes do not have a credit risk because they are issued by the Mexican Government in Mexican pesos.

b.   Other assets

As of December 31, 2017 and 2016, the balance of other assets was as follows:

	2017	2016
Payments in advance	Ps. 4,723,068	Ps. 2,558,767
Other	6,802,060	6,953,878
	Ps. 11,525,128	Ps. 9,512,645

NOTE 15. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to December 31, 2017, PEMEX participated in the following financing activities:

a.   On February 14, 2017, Petróleos Mexicanos issued € 4,250,000 of debt securities under its Medium-Term Notes Program, Series C in three tranches: (i) € 1,750,000 of its 2.50% Notes due August 2021;(ii) € 1,250,000 of its 3.75% Notes due February 2024; and (iii) € 1,250,000 of its 4.875% Notes due February 2028.

b.   On April 6, 2017, Petróleos Mexicanos executed a U.S. $132,000, non-revolving bilateral credit line from Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, due on April 6, 2024, which bears a fixed interest rate of 5.25%.

c.   On May 15, 2017, Petróleos Mexicanos entered into a simple credit line that amounted to U.S. $400,000 at a floating interest rate with 165 basis points, due May 2020 and was used in two tranches of U.S. $200,000 (on May 24, 2017 and July 14, 2017, respectively).

d.   On June 16, 2017, Petróleos Mexicanos increased its Medium-Term Notes Program, Series C, from U.S. $72,000,000 to U.S. $92,000,000.

e.   On July 17, 2017, Petróleos Mexicanos subscribe a revolving credit facility in the amount of U.S. $1,950,000 and matures in 2020.

f.   On July 18, 2017, Petróleos Mexicanos issued under its U.S.$92,000,000 Medium-Term Notes Program, Series C: (i) U.S. $2,500,000 of its 6.50% Notes due 2027; and (ii) U.S. $2,500,000 of its 6.75% Bonds due 2047.

g.   On July 21, 2017, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased U.S. $922,485, aggregate principal amount of its outstanding 5.750% Notes due 2018, U.S. $644,374, aggregate principal amount of its outstanding 3.500% Notes due 2018 and U.S. $172,591 aggregate principal amount of its outstanding 3.125% Notes due 2019.

All the financing activites were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

From January 1 to December 31, 2017, PMI HBV obtained U.S. $15,141,500 in financing from its revolving credit line and repaid U.S. $14,914,000. As of December 31, 2017, the outstanding amount under this revolving credit line was U.S. $227,500.

As of December 31, 2017, Petróleos Mexicanos had U.S. $6,700,000 and Ps. 23,500,000 in available credit lines in order to ensure liquidity. The available amounts are U.S. $5,400,000 and Ps. 23,500,000, respectively.

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

(a)Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

The following tables present information about PEMEX's assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2017 and 2016:

	Fair value hierarchy			Total as of December 31, 2017
	Level 1	Level 2	Level 3	
Financial Assets:				
Derivative financial instruments	Ps. —	Ps. 30,113,454	Ps. —	Ps. 30,113,454
Available-for-sale financial assets	—	—	—	—
Investment in joint ventures, associates and other	—	1,184,124	17,790,212	1,184,124
Financial Liabilities:				
Derivative financial instruments	—	(17,745,979)	—	(17,745,979)

	Fair value hierarchy			Total as of December 31, 2016
	Level 1	Level 2	Level 3	
Financial Assets:				
Derivative financial instruments	Ps. —	Ps.4,857,470	Ps. —	Ps. 4,857,470
Available-for-sale financial assets	6,463,096	—	—	6,463,096
Investment in joint ventures, associates and other	—	—	23,154,632	23,154,632
Financial Liabilities:				
Derivative financial instruments	—	(30,867,956)	—	(30,867,956)

(b)Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of our DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFI under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as System Applicable Products, (SAP).

PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

(c)Accounting treatment and DFI´s impact in the Financial Statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position.

Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income, net" line item in the consolidated statement of comprehensive income.

As of December 31, 2017 and 2016, the net fair value of PEMEX's DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. 12,367,474 and Ps. (26,010,486), respectively. As of December 31, 2017 and 2016, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item.

For the periods ended December 31, 2017 and 2016, PEMEX recognized a net gain (loss) of Ps. 25,338,436 and Ps. (14,000,987), respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of December 31, 2017 and 2016, PEMEX did not recognize any embedded derivatives (foreign currency or index).

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

As of December 31, 2017 and 2016, the provisions for sundry creditors and others is as follows:

		2017		2016
Provision for plugging of wells (Note 12)	Ps.	68,797,600	Ps.	64,967,710
Provision for litigation and claims in process (Note 18)		7,812,689		15,119,692
Provision for environmental costs		10,107,757		8,230,476
	Ps.	86,718,046	Ps.	88,317,878

NOTE 18. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated interim financial statements. As of December 31, 2017 and 2016, PEMEX has accrued a provision of Ps. 7,812,689 and Ps.15,119,692, respectively, for these contingent liabilities. As of December 31, 2017, the current status of the principal lawsuits in which PEMEX is involved is as follows:

- On April 4, 2011, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) in connection with an administrative claim (No.

4957/1117071) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex-Exploration and Production's termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (Sixth Regional Metropolitan Court) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex-Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016 by the Seventh Regional Metropolitan Court. On May 3, 2017, the proceeding was closed for a judgment to be issued. As of the date of these financial statements, a resolution from the Second Section of the Superior Court of the Tax and Administrative Federal Court is still pending.

- In June 2016, Pemex Exploration and Production was summoned before the Juzgado Octavo de Distrito en Materia Civil (Eighth Civil District Court) in Mexico City, in connection with a claim filed by Drake Mesa, S. de R.L. (file No. 200/2016-II), seeking approximately U.S. $120,856 related to expenses and damages, in connection with a public work agreement executed between them. On November 9, 2017, a judgment was issued in which the lack of competence by Eighth Civil District Court to know about this case was declared. Both parties filed appeals against this resolution. As of the date of these financial statements, a final resolution is still pending.

- On June 11, 2015, the Segunda Sala Regional del Noreste (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbon spill on their land. Pemex-Refining filed a response to this claim and the plaintiffs were given time to amend their claim. The defendant filed a motion against this resolution and responded to the amended claim on February 17, 2017. The trial is in the evidentiary stage. The appointment of an independent expert related to environmental issues is still pending. A final judgment is still pending.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (no. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax And Administrative Federal Court in Tlalnepantla, Estado de México. The plaintiff is seeking compensation about the cancellation of its alleged petroleum rights concessions and damages for up to ps. 1,552,730. On August 20, 2014, the proceeding was sent to the Segunda Sección de la Sala Superior (Second Section of The Superior Court) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-s2-07-04). On October 29, 2014, the proceeding was returned to the Second Regional Court to correct a procedural error. A new term to file pleas was approved. On September 7, 2017, a falseness motion was filed questioning a signature filed. In December 2017, a documentary expert´s opinion filed by the plaintiff was filed and a new expert was designated by Pemex-Exploration and Production. The acceptance of this designation is still pending. As of the date of these financial statements, a final resolution is still pending.

- On December 12, 2017, Pemex-Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. (SUBSEA 7) seeking U.S. $153,000 related to additional expenses in connection with a pipelines construction contract. A response by the defendant is still pending as of the date of these financial statements.

- On August 1, 2017, Pemex-Exploration and Production was summoned in connection with an administrative claim (no11590/17-17-06-2) filed by Proyectos y Cimentaciones Industriales, S.A. de C.V. before the Sexta Sala Regional Metropolitana del Tribunal Federal de Justicia Administrativa (Sixth Regional Metropolitan Court of the Administrative Federal Court) seeking Ps. 800,000 and U.S.$ 12.82 and that the settlement certificate dated March 22, 2017 related to services agreement was declared null and void. On September 25, 2017 Pemex-Exploration and Production filed a response to this claim. As of the date of these financial statements, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 19. SUBSEQUENT EVENTS

As of February 23, 2018, the Mexican peso-U.S. dollar exchange rate was Ps. 18.6518 per U.S. dollar, which represents a 5.74% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2017, which was Ps. 19.7867 per U.S. dollar.

As of February 23, 2018, 2017, the weighted average price of the crude oil exported by PEMEX was U.S. $ 56.89 per barrel. This represents a price increase of approximately 1.25% as compared to the average price as of December 31, 2017, which was U.S. $56.19 per barrel.

During the period from January 1 to February 23, 2018, 2017, PMI HBV obtained U.S. $ 3,719,000 in financing from its revolving credit lines and repaid U.S. $3,219,000. As of February 23, 2018, the outstanding amount under these revolving credit lines was U.S. $727,500.

Dividends paid, ordinary shares:	0
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	0
Dividends paid, other shares per share:	0